FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

1303871

New Century Mortgage Securities LLC	00013[illegible]644
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 16, 2005, Series 2005-1	333-119243

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
FEB 17 2005
WASH. D.C. 152 SECTION


05045149

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

[TPW: NYLEGAL:308914.2] 18609-00000 02/15/2005 06:30 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 16, 2005

NEW CENTURY MORTGAGE SECURITIES LLC



By: ______________________________
Name: KEVIN CLOYD
Title: EXECUTIVE VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

[TPW: NYLEGAL:308914.2] 18609-00000 02/15/2005 06:30 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

	NCHET 2005-1		Data
Collateral Characteristics	Pool Balance	$	2,991,323,978.77
	# of Loans	#	15976
	Avg Prin Balance	$	187,238.61
	WAC	%	7.059
	WA Net Rate	%	6.539
	WAM	#	355
	Seasoning	#	0.8
	Second Liens	%	2.004
	WA CLTV	%	80.54
	WA FICO	#	623
	Prepay Penalties	%	71.41
Arm Characteristics	WAC (Arms only)	%	6.994
	WAM (Arms only)	#	359
	WA Margin	%	5.633
	WA Initial Cap	%	1.5
	WA Periodic Cap	%	1.5
	WA Cap	%	6.99
	WA Months to Roll	#	24
Loan Type	Fixed	%	18.43
	Balloons	%	0.00
	2/28 Arms	%	77.71
	3/27 Arms	%	3.74
	Other Hybrid Arms	%	0.12
Index	1-Month LIBOR	%	0.12
	6-Month LIBOR	%	81.45
	Other Index	%	18.43
Loan Purpose	Purchase	%	32.15
	Cash-Out Refi	%	59.69
	Rate-Term Refi	%	8.17
	Debt Consolidation	%	0
Occupancy Status	Owner	%	91.757
	Second Home	%	0.87
	Investor	%	7.38
Property Type	Single Family	%	73.39
	2-4 Family	%	10.35
	PUD	%	10.61
	MH	%	0.00
	Condo	%	5.65
Doc Type	Full Doc	%	49.47
	Stated Doc	%	45.63
	Limited Doc	%	4.91
	No Doc	%	0
MI Data	MI Flag	Y/N	N
	% of Pool Covered	%	N/A
	Effective LTV	%	N/A
FICO Distribution	FICO <460	%	0.00
	FICO 460-479	%	0.00
	FICO 480-499	%	0.00

	FICO 500-519	%	3.72
	FICO 520-539	%	5.26
	FICO 540-559	%	6.81
	FICO 560-579	%	7.93
	FICO 580-599	%	11.53
	FICO 600-619	%	11.91
	FICO 620-639	%	13.81
	FICO 640-659	%	12.89
	FICO 660-679	%	9.77
	FICO 680-699	%	6.82
	FICO 700-719	%	3.97
	FICO 720-739	%	2.51
	FICO 740-759	%	1.61
	FICO >760	%	1.45
LTV Distribution	LTV <20	%	0.06
	LTV 20.01-30	%	0.21
	LTV 30.01-40	%	0.71
	LTV 40.01-50	%	1.63
	LTV 50.01-60	%	3.58
	LTV 60.01-70	%	8.77
	LTV 70.01-80	%	39.99
	LTV 80.01-90	%	35.96
	LTV 90.01-100	%	9.10
	LTV >100	%	0.00

			Data	Data
Loan Balance Distribution	$ 0-25,000	# & %	76	0.06
	$ 25,001-50,000	# & %	657	0.89
	$ 50,001-75,000	# & %	1669	3.49
	$ 75,001-100,000	# & %	1894	5.58
	$ 100,001-150,000	# & %	3430	14.28
	$ 150,001-200,000	# & %	2513	14.70
	$ 200,001-250,000	# & %	1746	13.08
	$ 250,001-300,000	# & %	1274	11.68
	$ 300,001-350,000	# & %	976	10.57
	$ 350,001-400,000	# & %	731	9.16
	$ 400,001-450,000	# & %	399	5.66
	$ 450,001-500,000	# & %	306	4.89
	$ 500,001-550,000	# & %	120	2.11
	$ 550,001-600,000	# & %	97	1.88
	$ 600,001-650,000	# & %	47	0.99
	$ 650,001-700,000	# & %	10	0.23
	$ 700,001-750,000	# & %	23	0.56
	$ 750,001-800,000	# & %	5	0.13
	$ 800,001-850,000	# & %	1	0.03
	$ 850,001-900,000	# & %	1	0.03
	$ 900,001-950,000	# & %	0	0.00
	$ 950,001-1,000,000	# & %	1	0.03
	> $ 1,000,001	# & %	0	0.00

Geographic Distribution			
	Alabama	%	0.26
	Alaska	%	0.17
	Arizona	%	2.10
	Arkansas	%	0.22
	California	%	37.92
	Colorado	%	1.34
	Connecticut	%	1.07
	Delaware	%	0.12
	District of Columbia	%	0.40
	Florida	%	7.45
	Georgia	%	1.20
	Hawaii	%	1.77
	Idaho	%	0.20
	Illinois	%	3.72
	Indiana	%	0.87
	Iowa	%	0.19
	Kansas	%	0.21
	Kentucky	%	0.34
	Louisiana	%	0.31
	Maine	%	0.46
	Maryland	%	2.39
	Massachusetts	%	4.61
	Michigan	%	1.96
	Minnesota	%	1.11
	Mississippi	%	0.14
	Missouri	%	0.70
	Montana	%	0.14
	Nebraska	%	0.11
	Nevada	%	2.69
	New Hampshire	%	0.29
	New Jersey	%	4.94
	New Mexico	%	0.53
	New York	%	6.18
	North Carolina	%	0.57
	North Dakota	%	0.05
	Ohio	%	1.41
	Oklahoma	%	0.25
	Oregon	%	0.88
	Pennsylvania	%	1.34
	Rhode Island	%	0.60
	South Carolina	%	0.50
	South Dakota	%	0.01
	Tennessee	%	0.75
	Texas	%	2.96
	Utah	%	0.29
	Vermont	%	0.02
	Virginia	%	1.34
	Washington	%	2.07

West Virginia	%	0.06
Wisconsin	%	0.78
Wyoming	%	0.05

Please populate column D (&E) with the corresponding pool characteristics in Column B.

- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

Balance	# of loans	WAC	WA FICO	WA CLTV	Owner Occ %	Cashout Refi%
$600,000-650,000	47	6.455	638	79.127	87.110	63.730
$650,001-700,000	10	6.445	683	78.812	100.000	39.706
$700,001-750,000	23	6.287	659	81.008	91.340	51.769
$751,001-800,000	5	6.686	649	76.349	79.926	59.868
$800,001-850,000	1	7.250	679	85.000	100.000	0.000
$850,001-900,000	1	6.000	756	72.920	100.000	100.000
$900,001-950,000	0	0.000	0	0.000	0.000	0.000
$950,001-1,000,000	1	5.600	665	39.450	100.000	100.000
>$1,000,000	0	0.000	0	0.000	0.000	0.000

Full Doc%
48.579
30.337
39.152
59.868
0.000
0.000
0.000
100.000
0.000

Please populate appropriate loan characteristics for each loan bucket.

Percentage by range

Loans without MI

FICOs

CLTVs		<450	451-500	501-550	551-600	601-650	651-700
	<20	0.000	0.000	0.000	0.000	0.000	0.000
	20-30	0.000	0.000	0.000	0.001	0.001	0.000
	30-40	0.000	0.000	0.002	0.002	0.002	0.001
	40-50	0.000	0.000	0.003	0.005	0.004	0.003
	50-60	0.000	0.000	0.008	0.011	0.011	0.004
	60-70	0.000	0.000	0.021	0.030	0.023	0.010
	70-80	0.000	0.001	0.054	0.080	0.123	0.098
	80-90	0.000	0.000	0.029	0.101	0.123	0.073
	90-100	0.000	0.000	0.000	0.008	0.041	0.031
	>100	0.000	0.000	0.000	0.000	0.000	0.000

Loans with MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700
	<20						
	20-30						
	30-40						
	40-50						
	50-60						
	60-70						
	70-80						
	80-90						
	90-100						
	>100						

Loan Count

Loans without MI

FICOs

CLTVs		<450/NA	451-500	501-550	551-600	601-650	651-700
	<20	0	0	7	4	4	6
	20-30	0	1	16	19	20	3
	30-40	0	0	39	50	40	26
	40-50	0	3	60	98	77	51
	50-60	0	0	156	188	174	57
	60-70	0	3	380	489	355	137
	70-80	0	22	1067	1399	1783	1251
	80-90	0	4	539	1607	1715	971
	90-100	0	0	0	240	961	717
	>100	0	0	0	0	0	0
	#	**0**	**33**	**2264**	**4094**	**5129**	**3219**

Loans with MI

FICOs

	<450	451-500	501-550	551-600	601-650	651-700
<20						
20-30						
30-40						
40-50						

LTVs

50-60						
60-70						
70-80						
80-90						
90-100						
>100						

2,991,323,978.77

701-750	>750
0.000	0.000
0.000	0.000
0.000	0.000
0.001	0.000
0.001	0.000
0.003	0.000
0.034	0.010
0.025	0.008
0.007	0.003
0.000	0.000

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the matrices below should equal the number of loans in the pool. If FICO is not available for loan, default to <450 bucket. If deal does not have MI, provide data for the entire pool in the "Loans without MI" matrix.

701-750	>750

701-750	>750
0	0
2	3
3	1
15	6
19	6
40	8
384	114
298	99
176	63
0	0
937	**300**

701-750	>750

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Here's what we like to see:

The percentages per table should add up to 100% (denominator = corresponding aggregate collateral pool balance)

For example, if the collateral matices are for group II collateral, denominator to be used for all the % should be as of aggregate group II co

FICO & Documentation 100

FICO Score	Full DOC	Limited Doc	Stated Doc	All Docs	Avg Prin Bal	Current LTV
(50 increment)						
0 - 499	0.00	0.00	0.00	0.00	-	0
500-550	7.58	0.55	3.78	11.90	154,997	74.43
551-600	14.36	1.03	8.52	23.91	174,716	78.66
601-650	17.18	1.91	13.74	32.84	191,503	81.75
651-700	7.48	1.23	13.38	22.07	205,091	82.83
701-750	2.18	0.15	4.83	7.16	228,566	82.92
751-800	0.64	0.04	1.36	2.04	213,068	83.68
801-850	0.05	0.00	0.03	0.08	176,902	75.14
Total	**49.46**	**4.91**	**45.63**	**100.00**	**187,239**	**80.5**

LTV & FICO

Current LTV	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(10 increment)									
.01 - 10.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10.01-20	0.00	0.01	0.01	0.01	0.02	0.00	0.00	0.00	0.05
20.01-30	0.00	0.05	0.08	0.05	0.01	0.01	0.00	0.01	0.21
30.01-40	0.00	0.17	0.21	0.18	0.14	0.02	0.00	0.00	0.72
40.01-50	0.00	0.26	0.54	0.41	0.29	0.09	0.03	0.01	1.62
50.01-60	0.00	0.82	1.13	1.09	0.38	0.12	0.04	0.00	3.58
60.01-70	0.00	2.15	2.95	2.35	1.00	0.28	0.04	0.00	8.78
70.01-80	0.00	5.53	8.01	12.29	9.77	3.40	0.94	0.05	39.99
80.01-90	0.00	2.91	10.13	12.31	7.33	2.52	0.73	0.02	35.96
90.01-100	0.00	0.00	0.84	4.15	3.12	0.73	0.26	0.00	9.10
Total	**0.00**	**11.90**	**23.91**	**32.84**	**22.07**	**7.16**	**2.04**	**0.08**	**100.00**

Prin Balance & FICO

Prin Balance	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(50,000 increments)									
$1 - $50,000	0.00	0.10	0.20	0.34	0.22	0.06	0.02	0.00	0.95
$50,001 - $100,000	0.00	1.87	2.53	2.62	1.54	0.36	0.13	0.01	9.06
$100,001 - $150,000	0.00	2.28	4.06	4.62	2.47	0.62	0.22	0.01	14.28
$150,001 - $200,000	0.00	2.15	3.99	4.78	2.85	0.70	0.21	0.01	14.70
$200,001 - $250,000	0.00	1.64	3.23	4.23	2.65	0.85	0.26	0.01	13.08
$250,001 - $300,000	0.00	1.14	2.99	3.70	2.71	0.94	0.18	0.01	11.68
$300,001 - $350,000	0.00	1.06	2.09	3.67	2.60	0.92	0.23	0.02	10.57
$350,001 - $400,000	0.00	0.65	1.82	3.24	2.18	1.03	0.22	0.01	9.15
$400,001 - $450,000	0.00	0.37	1.24	1.72	1.61	0.53	0.20	0.00	5.66
$450,001 - $500,000	0.00	0.22	0.78	1.91	1.53	0.35	0.11	0.00	4.89
$500,001 - $550,000	0.00	0.05	0.46	0.53	0.74	0.28	0.06	0.00	2.11
$550,001 - $600,000	0.00	0.12	0.29	0.70	0.44	0.23	0.10	0.00	1.88
$600,001 - $650,000	0.00	0.04	0.17	0.48	0.17	0.08	0.04	0.00	0.99
$650,001 - $700,000	0.00	0.00	0.02	0.05	0.07	0.07	0.02	0.00	0.23
$700,001 - $750,000	0.00	0.00	0.05	0.22	0.15	0.15	0.00	0.00	0.56
$750,001 - $800,000	0.00	0.00	0.00	0.05	0.08	0.00	0.00	0.00	0.13
$800,001 - $850,000	0.00	0.00	0.00	0.00	0.03	0.00	0.00	0.00	0.03
$850,001 - $900,000	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.03
$900,001 - $950,000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
$950,001 - $1,000,000	0.00	0.00	0.00	0.00	0.03	0.00	0.00	0.00	0.03
<= $1,000,000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
total	**0.00**	**11.90**	**23.91**	**32.84**	**22.07**	**7.16**	**2.04**	**0.08**	**100.00**

Prepayment Penalty & FICO

Prepayment Penalty T	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(whatever increments)									
0	0.00	3.65	6.90	8.66	5.97	2.36	0.82	0.03	28.59
12	0.00	0.23	0.77	1.21	0.77	0.27	0.17	0.00	3.42
24	0.00	6.90	13.17	17.60	11.34	3.54	0.82	0.03	53.39
36	0.00	1.13	3.06	5.17	4.00	0.99	0.23	0.02	14.60
total	**0.00**	**11.90**	**23.91**	**32.84**	**22.07**	**7.16**	**2.04**	**0.08**	**100.00**

Mortg Rates & FICO

Mortg Rates	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(50 bps increment)									
4.001 - 4.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501 - 5.0%	0.00	0.00	0.07	0.32	0.24	0.16	0.02	0.01	0.82
5.001 - 5.5%	0.00	0.00	0.63	1.77	1.29	0.63	0.16	0.01	4.50
5.501 - 6.0%	0.00	0.19	2.45	5.98	4.45	1.73	0.36	0.01	15.17
6.001 - 6.5%	0.00	0.44	3.77	6.70	4.51	1.33	0.36	0.01	17.13
6.501 - 7.0%	0.00	1.17	4.77	6.80	4.64	1.32	0.39	0.01	19.10
7.001 - 7.5%	0.00	1.67	4.12	4.13	2.33	0.78	0.24	0.01	13.29
7.501 - 8.0%	0.00	2.69	3.71	3.37	2.31	0.60	0.21	0.00	12.88
8.001 - 8.5%	0.00	1.74	2.16	1.50	0.92	0.19	0.13	0.01	6.66
8.501 - 9.0%	0.00	1.75	1.41	0.98	0.42	0.14	0.05	0.00	4.76
9.001 - 9.5%	0.00	0.93	0.40	0.34	0.21	0.07	0.03	0.00	1.97
9.501 - 10.0%	0.00	0.76	0.17	0.23	0.15	0.05	0.04	0.00	1.39
10.001 - 10.5%	0.00	0.19	0.05	0.18	0.20	0.08	0.03	0.00	0.74
10.501 - 11.0%	0.00	0.22	0.04	0.28	0.25	0.07	0.04	0.00	0.89
11.001 - 11.5%	0.00	0.10	0.05	0.14	0.08	0.01	0.00	0.00	0.37
11.501 - 12.0%	0.00	0.03	0.09	0.08	0.05	0.00	0.00	0.00	0.25
12.001 - 12.5%	0.00	0.01	0.03	0.02	0.01	0.00	0.00	0.00	0.07
12.501 - 13.0%	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.01
13.001 - 13.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13.501 - 14.0%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14.001 - 14.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14.501 - 15.0%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15.001 - 15.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
total	**0.00**	**11.90**	**23.91**	**32.84**	**22.07**	**7.16**	**2.04**	**0.08**	**100.00**

Mortg Rates & LTV

Mortg Rates	.01-10	10.01-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90
(50 bps increment)									
4.001 - 4.500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501 - 5.000	0.00	0.00	0.00	0.02	0.01	0.03	0.09	0.45	0.22
5.001 - 5.500	0.00	0.00	0.00	0.01	0.09	0.12	0.39	2.84	0.99
5.501 - 6.000	0.00	0.01	0.02	0.19	0.36	0.65	1.74	7.67	4.14
6.001 - 6.500	0.00	0.01	0.06	0.17	0.31	0.82	1.71	8.28	5.16
6.501 - 7.000	0.00	0.01	0.02	0.10	0.35	0.80	1.50	7.73	7.19
7.001 - 7.500	0.00	0.01	0.05	0.07	0.21	0.34	0.90	4.50	5.76
7.501 - 8.000	0.00	0.01	0.02	0.07	0.13	0.31	1.00	3.74	6.00
8.001 - 8.500	0.00	0.00	0.02	0.05	0.05	0.20	0.52	1.92	3.09
8.501 - 9.000	0.00	0.00	0.01	0.03	0.04	0.16	0.36	1.49	2.13
9.001 - 9.500	0.00	0.00	0.00	0.01	0.03	0.07	0.20	0.61	0.81
9.501 - 10.000	0.00	0.00	0.00	0.00	0.01	0.05	0.19	0.44	0.38
10.001 - 10.500	0.00	0.00	0.00	0.00	0.01	0.01	0.04	0.13	0.06
10.501 - 11.000	0.00	0.00	0.00	0.00	0.00	0.01	0.09	0.11	0.02
11.001 - 11.500	0.00	0.00	0.00	0.00	0.00	0.01	0.05	0.04	0.00

Here's what we like to see:
The percentages per table should add up to 100% (denominator = corresponding aggregate collateral pool balance)
For example, if the collateral matices are for group II collateral, denominator to be used for all the % should be as of aggregate group II co

FICO & Documentation 100

FICO Score		Full DOC	Limited Doc	Stated Doc	All Docs	Avg Prin Bal	Current LTV
(50 increment)							
0 - 499		0.00	0.00	0.00	0.00	-	0
500-550		7.28	0.76	4.25	12.28	157,737	74.73
551-600		14.49	1.28	8.92	24.68	200,028	79.41
601-650		16.57	2.37	13.88	32.82	246,557	82.37
651-700		6.91	1.21	12.82	20.94	285,803	83.24
701-750		2.25	0.18	4.72	7.14	309,480	84.07
751-800		0.75	0.00	1.34	2.09	278,636	84.97
801-850		0.03	0.00	0.00	0.03	368,000	80
Total		48.27	5.80	45.93	100.00	228,126	81.06

LTV & FICO

Current LTV	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(10 increment)									
.01 - 10.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10.01-20	0.00	0.01	0.02	0.01	0.00	0.00	0.00	0.00	0.03
20.01-30	0.00	0.05	0.10	0.02	0.00	0.00	0.00	0.00	0.16
30.01-40	0.00	0.11	0.09	0.06	0.10	0.00	0.00	0.00	0.35
40.01-50	0.00	0.17	0.42	0.30	0.16	0.01	0.00	0.00	1.05
50.01-60	0.00	0.80	0.82	0.72	0.25	0.00	0.01	0.00	2.61
60.01-70	0.00	2.41	2.84	2.12	0.71	0.19	0.02	0.00	8.27
70.01-80	0.00	5.93	8.61	12.72	10.20	3.47	1.02	0.03	42.00
80.01-90	0.00	2.80	10.99	12.65	6.70	2.75	0.69	0.00	36.78
90.01-100	0.00	0.00	0.81	4.03	2.83	0.72	0.35	0.00	8.74
Total	0.00	12.28	24.68	32.82	20.94	7.14	2.09	0.03	100.00

Prin Balance & FICO

Prin Balance	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(50,000 increments)									
$1 - $50,000	0.00	0.12	0.11	0.03	0.00	0.00	0.00	0.00	0.25
$50,001 - $100,000	0.00	2.09	2.47	2.37	1.19	0.38	0.11	0.00	8.62
$100,001 - $150,000	0.00	2.24	3.49	3.24	1.37	0.32	0.18	0.00	10.83
$150,001 - $200,000	0.00	1.75	3.03	2.52	1.10	0.27	0.16	0.00	8.83
$200,001 - $250,000	0.00	1.43	1.75	1.83	0.75	0.20	0.04	0.00	6.00
$250,001 - $300,000	0.00	0.59	1.69	1.34	0.65	0.33	0.12	0.00	4.71
$300,001 - $350,000	0.00	0.74	1.38	1.51	0.66	0.17	0.00	0.00	4.46
$350,001 - $400,000	0.00	1.27	3.41	6.04	3.93	1.52	0.37	0.03	16.57
$400,001 - $450,000	0.00	0.90	2.89	4.02	3.30	1.21	0.37	0.00	12.69
$450,001 - $500,000	0.00	0.59	1.90	4.75	3.67	0.76	0.26	0.00	11.93
$500,001 - $550,000	0.00	0.14	1.16	1.30	1.76	0.65	0.09	0.00	5.11
$550,001 - $600,000	0.00	0.31	0.77	1.79	1.18	0.61	0.15	0.00	4.81
$600,001 - $650,000	0.00	0.11	0.44	1.23	0.45	0.17	0.11	0.00	2.51
$650,001 - $700,000	0.00	0.00	0.06	0.12	0.18	0.18	0.06	0.00	0.60
$700,001 - $750,000	0.00	0.00	0.13	0.58	0.39	0.39	0.00	0.00	1.48
$750,001 - $800,000	0.00	0.00	0.00	0.14	0.21	0.00	0.00	0.00	0.35
$800,001 - $850,000	0.00	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.07
$850,001 - $900,000	0.00	0.00	0.00	0.00	0.00	0.00	0.08	0.00	0.08
$900,001 - $950,000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
$950,001 - $1,000,000	0.00	0.00	0.00	0.00	0.09	0.00	0.00	0.00	0.09
<= $1,000,000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
total	0.00	12.28	24.68	32.82	20.94	7.14	2.09	0.03	100.00

Prepayment Penalty & FICO

Prepayment Penalty T	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(whatever increments)									
0	0.00	4.43	7.57	9.32	5.71	2.37	1.05	0.00	30.45
12	0.00	0.41	0.99	1.55	0.73	0.36	0.10	0.00	4.14
24	0.00	6.34	13.45	17.80	11.41	3.57	0.90	0.03	53.50
36	0.00	1.11	2.67	4.15	3.10	0.84	0.04	0.00	11.90
total	0.00	12.28	24.68	32.82	20.94	7.14	2.09	0.03	100.00

Mortg Rates & FICO

Mortg Rates	FICO NA	FICO 500-550	551-600	601-650	651-700	701-750	751-800	801-850	total
(50 bps increment)									
4.001 - 4.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501 - 5.0%	0.00	0.00	0.03	0.54	0.42	0.29	0.00	0.00	1.29
5.001 - 5.5%	0.00	0.00	0.68	1.99	1.64	0.54	0.16	0.00	5.02
5.501 - 6.0%	0.00	0.13	2.45	6.54	4.71	1.82	0.42	0.00	16.06
6.001 - 6.5%	0.00	0.58	3.49	6.14	3.60	1.32	0.29	0.03	15.44
6.501 - 7.0%	0.00	0.95	5.09	8.15	3.85	1.19	0.36	0.00	17.59
7.001 - 7.5%	0.00	2.39	6.65	6.31	3.42	1.14	0.31	0.00	20.23
7.501 - 8.0%	0.00	1.88	2.88	2.56	1.77	0.38	0.20	0.00	9.65
8.001 - 8.5%	0.00	1.64	1.82	0.96	0.40	0.09	0.12	0.00	5.04
8.501 - 9.0%	0.00	1.30	0.86	0.40	0.14	0.09	0.06	0.00	2.86
9.001 - 9.5%	0.00	1.02	0.25	0.30	0.10	0.02	0.00	0.00	1.69
9.501 - 10.0%	0.00	1.29	0.26	0.24	0.17	0.03	0.05	0.00	2.05
10.001 - 10.5%	0.00	0.39	0.06	0.20	0.24	0.10	0.02	0.00	1.02
10.501 - 11.0%	0.00	0.42	0.03	0.27	0.32	0.12	0.08	0.00	1.25
11.001 - 11.5%	0.00	0.20	0.03	0.11	0.06	0.01	0.00	0.00	0.42
11.501 - 12.0%	0.00	0.06	0.06	0.07	0.07	0.01	0.00	0.00	0.27
12.001 - 12.5%	0.00	0.00	0.05	0.03	0.00	0.00	0.00	0.00	0.08
12.501 - 13.0%	0.00	0.02	0.00	0.01	0.00	0.00	0.00	0.00	0.03
13.001 - 13.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13.501 - 14.0%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14.001 - 14.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14.501 - 15.0%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15.001 - 15.5%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
total	0.00	12.28	24.68	32.82	20.94	7.14	2.09	0.03	100.00

Mortg Rates & LTV

Mortg Rates	.01-10	10.01-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90
(50 bps increment)									
4.001 - 4.500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501 - 5.000	0.00	0.00	0.00	0.01	0.00	0.02	0.14	0.71	0.41
5.001 - 5.500	0.00	0.00	0.00	0.00	0.00	0.01	0.31	3.28	1.30
5.501 - 6.000	0.00	0.01	0.01	0.16	0.27	0.37	1.33	8.78	4.69
6.001 - 6.500	0.00	0.00	0.03	0.04	0.16	0.60	1.32	7.50	5.33
6.501 - 7.000	0.00	0.01	0.01	0.02	0.16	0.58	1.32	7.64	6.92
7.001 - 7.500	0.00	0.00	0.09	0.07	0.28	0.39	1.56	6.88	8.49
7.501 - 8.000	0.00	0.01	0.00	0.03	0.05	0.19	0.66	2.61	4.93
8.001 - 8.500	0.00	0.00	0.00	0.01	0.04	0.09	0.40	1.61	2.41
8.501 - 9.000	0.00	0.00	0.01	0.00	0.05	0.14	0.28	0.97	1.16
9.001 - 9.500	0.00	0.00	0.00	0.01	0.01	0.10	0.20	0.69	0.52
9.501 - 10.000	0.00	0.00	0.00	0.01	0.01	0.03	0.35	0.78	0.47
10.001 - 10.500	0.00	0.00	0.01	0.01	0.00	0.01	0.08	0.26	0.09
10.501 - 11.000	0.00	0.00	0.00	0.00	0.01	0.02	0.17	0.20	0.04
11.001 - 11.500	0.00	0.00	0.00	0.00	0.00	0.03	0.10	0.07	0.00

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

All average are wtg averages.

	New Century	Originator/ Source 2	Originator/ Source 3	Aggregate
FICO avg	623			
FICO < 560 %	15.79			
CLTV avg	80.54			
CLTV >80%	45.06			
SS CLTV %	84.47			
Full Doc %	49.46			
Loan Bal avg	187,238.61			
DTI %	40.62			
DTI >45%	38.47			
Purch %	32.15			
Cash Out %	59.69			
Fxd %	18.43			
3 yr ARM >= %	3.86			
WAC avg	7.060			
1st Lien %	98.00			
MI %	None			
CA %	37.92			
Invt Prop %	7.38			
IO %	16.97			
2yr IO%	15.96			
IO non-Full Doc %	7.62			
Multi-Fam %	10.35			
Prim Occ %	91.76			

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC
New Century	78.94	80.54	84.47	623	7.059
Name 2					
Name 3					
Name 4					
Total:	78.94	80.54	84.47	623	7.059

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC
Full	78.87	80.34	83.96	609	6.821
Not Full	79.01	80.74	84.97	636	7.292
Total:	78.94	80.54	84.47	623	7.059

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC
2-yr IO	81.63	81.63	89.75	648	6.472
Other IO	80.97	80.97	86.42	663	6.348
Non-IO	78.40	80.33	83.43	617	7.180
Total	78.94	80.54	84.47	623	7.059

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC
0-559	75.03	75.03	75.69	534	7.944
560-599	78.20	79.05	81.14	581	7.165
600-639	80.00	81.64	84.89	620	6.872

640-679	80.06	82.70	88.73	657	6.825
680>=	80.36	82.92	90.36	713	6.699
Total	78.94	80.54	84.47	623	7.059

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC
<80,000	62.94	83.35	84.46	606	8.704
80,000-100,000	74.77	81.40	84.91	608	7.752
100,000>=	80.09	80.33	84.45	624	6.927
Total	78.94	80.54	84.47	623	7.059

Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC
1st Lien	80.15	80.15	84.16	622	6.984
2nd Lien	19.92	99.92	99.92	656	10.717
Total	78.94	80.54	84.47	623	7.059

% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %
100.00	*32.15*	*7.38*	*98.00*	*20.62*	*37.92*	*49.46*
100.00	32.15	7.38	98.00	20.62	37.92	49.46

% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %
49.46	23.54	4.06	98.16	18.96	33.05	100.00
50.54	40.57	10.62	97.83	22.25	42.69	0.00
100.00	32.15	7.38	98.00	20.62	37.92	49.46

% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %
15.96	47.13	0.27	100.00	41.49	65.44	55.11
1.00	32.67	0.00	100.00	29.59	48.17	54.59
83.03	29.26	8.83	97.59	16.50	32.50	48.32
100.00	32.15	7.38	98.00	20.62	37.92	49.46

% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %
15.79	10.18	2.35	100.00	4.47	29.92	63.28
19.46	20.44	3.52	98.94	11.58	33.37	59.78
25.73	27.33	6.50	97.95	16.95	36.67	54.75

22.66	43.65	10.22	96.71	31.11	42.95	38.71
16.36	58.92	14.24	96.79	38.22	46.04	30.44
100.00	32.15	7.38	98.00	20.62	37.92	49.46

% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %
5.35	39.81	12.83	74.49	7.29	10.55	61.62
4.47	33.31	9.33	91.72	18.69	9.34	66.08
90.18	31.64	6.96	99.70	21.51	40.96	47.92
100.00	32.15	7.38	98.00	20.62	37.92	49.46

% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %
98.00	31.09	7.53	100.00	21.05	37.82	49.55
2.00	83.69	0.00	0.00	0.00	42.80	45.32
100.00	32.15	7.38	98.00	20.62	37.92	49.46

IO%	DTI%	DTI% > 45	% with MI
16.97	40.62	38.47	0
16.97	40.62	38.47	0

IO%	DTI %	DTI% > 45	% with MI
18.89	40.56	38.67	
15.08	40.68	38.27	
16.97	40.62	38.47	

IO%	DTI %	DTI% > 45	% with MI
100.00	40.51	35.24	
100.00	40.85	31.31	
0.00	40.64	39.17	
16.97	40.62	38.47	

IO%	DTI %	DTI% > 45	% with MI
0.12	40.50	38.86	
11.04	40.99	40.83	
21.98	40.32	37.44	

22.52	40.72	38.64	
24.72	40.65	36.64	
16.97	40.62	38.47	

IO%	DTI %	DTI% > 45	% with MI
0.52	38.10	29.78	
2.76	38.20	28.88	
18.65	40.89	39.46	
16.97	40.62	38.47	

IO%	DTI %	DTI% > 45	% with MI
17.32	40.59	38.33	
0.00	42.33	45.38	
16.97	40.62	38.47	

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement *Memorandum will contain all material information* in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also *perform or seek to perform* investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
NCHET 2005-1

Selection Criteria: Full Documentation & Purchase

Number of Mortgage Loans: 2,196
Total Current Balance: 348,371,531.95
Average Current Balance: 158,639.13
Weighted Average FICO Score: 632.5
Weighted Average Current LTV: 83.89
Weighted Average DTI Ratio: 41.87
% Cash-Out Refinance: 0.0
% Full Documentation: 100.0
% Owner Occupied: 93.8
Weighted Average Coupon: 6.792
Weighted Average Margin: 5.517
% 2-4 Family: 10.9
% MH: 0.0
% PUD: 15.7
% Condo: 8.1
% Silent Second: 59.52
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Limited Documentation & Purchase

Number of Mortgage Loans: 183
Total Current Balance: 42,300,650.74
Average Current Balance: 231,151.10
Weighted Average FICO Score: 643.4
Weighted Average Current LTV: 85.42
Weighted Average DTI Ratio: 35.35
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 82.2
Weighted Average Coupon: 6.891
Weighted Average Margin: 5.405
% 2-4 Family: 10.9
% MH: 0.0
% PUD: 24.0
% Condo: 7.7
% Silent Second: 42.31
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Stated Documentation & Purchase

Number of Mortgage Loans: 2,805
Total Current Balance: 570,963,602.65
Average Current Balance: 203,552.09
Weighted Average FICO Score: 664.9
Weighted Average Current LTV: 84.67
Weighted Average DTI Ratio: 41.92
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 84.1
Weighted Average Coupon: 7.407
Weighted Average Margin: 5.628
% 2-4 Family: 15.3
% MH: 0.0
% PUD: 12.4
% Condo: 7.1
% Silent Second: 48.65
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Full Documentation & Refinance - Cashout

Number of Mortgage Loans: 5,548
Total Current Balance: 963,755,420.96
Average Current Balance: 173,712.22
Weighted Average FICO Score: 600.2
Weighted Average Current LTV: 78.58
Weighted Average DTI Ratio: 39.99
% Cash-Out Refinance: 100.0
% Full Documentation: 100.0
% Owner Occupied: 95.8
Weighted Average Coupon: 6.833
Weighted Average Margin: 5.641
% 2-4 Family: 6.4
% MH: 0.0
% PUD: 9.1
% Condo: 5.1
% Silent Second: 2.21
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Limited Documentation & Refinance - Cashout

Number of Mortgage Loans: 396
Total Current Balance: 91,738,094.25
Average Current Balance: 231,661.85
Weighted Average FICO Score: 608.8
Weighted Average Current LTV: 79.38
Weighted Average DTI Ratio: 36.75
% Cash-Out Refinance: 100.0
% Full Documentation: 0.0
% Owner Occupied: 91.2
Weighted Average Coupon: 6.895
Weighted Average Margin: 5.620
% 2-4 Family: 4.9
% MH: 0.0
% PUD: 11.9
% Condo: 5.7
% Silent Second: 3.11
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Stated Documentation & Refinance - Cashout

Number of Mortgage Loans: 3,344
Total Current Balance: 729,926,466.33
Average Current Balance: 218,279.45
Weighted Average FICO Score: 616.8
Weighted Average Current LTV: 77.47
Weighted Average DTI Ratio: 40.53
% Cash-Out Refinance: 100.0
% Full Documentation: 0.0
% Owner Occupied: 90.5
Weighted Average Coupon: 7.291
Weighted Average Margin: 5.715
% 2-4 Family: 13.8
% MH: 0.0
% PUD: 7.2
% Condo: 4.3
% Silent Second: 2.03
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Full Documentation & Refinance - Rate Term

Number of Mortgage Loans: 1,085
Total Current Balance: 167,530,180.20
Average Current Balance: 154,405.70
Weighted Average FICO Score: 611.3
Weighted Average Current LTV: 82.67
Weighted Average DTI Ratio: 41.12
% Cash-Out Refinance: 0.0
% Full Documentation: 100.0
% Owner Occupied: 97.3
Weighted Average Coupon: 6.812
Weighted Average Margin: 5.544
% 2-4 Family: 4.2
% MH: 0.0
% PUD: 13.4
% Condo: 4.8
% Silent Second: 31.05
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Limited Documentation & Refinance - Rate Term

Number of Mortgage Loans: 69
Total Current Balance: 12,708,189.52
Average Current Balance: 184,176.66
Weighted Average FICO Score: 626.5
Weighted Average Current LTV: 81.59
Weighted Average DTI Ratio: 37.46
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 94.9
Weighted Average Coupon: 6.992
Weighted Average Margin: 5.696
% 2-4 Family: 2.6
% MH: 0.0
% PUD: 18.6
% Condo: 0.0
% Silent Second: 34.22
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Stated Documentation & Refinance - Rate Term

Number of Mortgage Loans: 350
Total Current Balance: 64,029,842.17
Average Current Balance: 182,942.41
Weighted Average FICO Score: 634.2
Weighted Average Current LTV: 80.50
Weighted Average DTI Ratio: 41.24
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 94.9
Weighted Average Coupon: 7.172
Weighted Average Margin: 5.628
% 2-4 Family: 7.5
% MH: 0.0
% PUD: 8.6
% Condo: 4.7
% Silent Second: 29.08
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
ARM Loans

Table of Contents

1. Documentation Level
2. Credit Score
3. Range of Combined Original LTV Ratios (%)
4. Documentation Level Greater than 85% LTV

1. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
Stated Documentation	5,167	1,194,673,595	48.96	231,212
Full	6,032	1,129,159,620	46.28	187,195
Limited	453	116,239,532	4.76	256,599
Total:	**11,652**	**2,440,072,747**	**100.00**	**209,412**

Top

2. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
481 - 500	27	4,129,957	0.17	152,961
501 - 520	635	100,643,389	4.12	158,494
521 - 540	817	140,482,116	5.76	171,949
541 - 560	1,006	173,123,999	7.10	172,091
561 - 580	1,079	201,535,905	8.26	186,780
581 - 600	1,397	283,554,799	11.62	202,974
601 - 620	1,373	289,613,869	11.87	210,935
621 - 640	1,497	329,572,651	13.51	220,155
641 - 660	1,328	298,168,191	12.22	224,524
661 - 680	952	226,174,477	9.27	237,578
681 - 700	646	161,860,752	6.63	250,558

701 - 720	368	95,166,822	3.90	258,605
721 - 740	225	60,799,726	2.49	270,221
741 - 760	161	40,713,365	1.67	252,878
761 - 780	102	23,668,531	0.97	232,044
781 - 800	31	9,111,736	0.37	293,927
801 - 820	8	1,752,461	0.07	219,058
Total:	**11,652**	**2,440,072,747**	**100.00**	**209,412**

Non-Zero Minimum: 500

Maximum: 815

Non-Zero Weighted Average: 622

Top

3. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
10.01 - 15.00	3	209,000	0.01	69,667
15.01 - 20.00	8	556,590	0.02	69,574
20.01 - 25.00	11	1,114,832	0.05	101,348
25.01 - 30.00	16	2,006,467	0.08	125,404
30.01 - 35.00	31	3,580,740	0.15	115,508
35.01 - 40.00	48	7,975,821	0.33	166,163
40.01 - 45.00	66	10,006,480	0.41	151,613
45.01 - 50.00	100	17,856,215	0.73	178,562
50.01 - 55.00	145	25,777,647	1.06	177,777
55.01 - 60.00	234	47,118,499	1.93	201,361
60.01 - 65.00	409	80,719,138	3.31	197,357
65.01 - 70.00	576	114,195,573	4.68	198,256
70.01 - 75.00	880	171,186,090	7.02	194,530
75.01 - 80.00	3,944	849,494,098	34.81	215,389
80.01 - 85.00	1,772	387,141,330	15.87	218,477
85.01 - 90.00	2,528	534,913,019	21.92	211,595
90.01 - 95.00	703	157,345,059	6.45	223,819
95.01 - 100.00	178	28,876,148	1.18	162,226
Total:	**11,652**	**2,440,072,747**	**100.00**	**209,412**

Minimum: 11.44

Maximum: 100.00

Weighted Average: 81.02

Top

4. Documentation Level Greater than 85% LTV

Documentation Level Greater than 85% LTV	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
Stated Documentation	1,560	359,886,958	49.91	230,697
Full	1,701	322,125,749	44.67	189,374
Limited	148	39,121,519	5.42	264,335
Total:	**3,409**	**721,134,226**	**100.00**	**211,538**

Top

Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Combined Original LTV	Weighted Average FICO Score
7.267	5.673	81.05	636.5
6.723	5.597	80.89	606.1
6.821	5.558	81.93	617.4
6.994	**5.633**	**81.02**	**621.5**

Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Combined Original LTV	Weighted Average FICO Score
8.347	5.959	76.59	500
8.490	5.901	73.10	510.9
7.999	5.822	74.91	530.6
7.535	5.729	77.64	551.6
7.327	5.709	78.98	570.5
6.947	5.608	80.59	590.1
6.797	5.588	81.85	610.7
6.784	5.603	82.82	630.4
6.698	5.586	83.03	649.9
6.711	5.598	82.90	669.3
6.540	5.572	83.26	689.7

6.481	5.515	83.10	709.7
6.594	5.578	83.63	729.8
6.660	5.507	83.28	750.1
6.905	5.567	85.39	769.3
6.690	5.234	83.71	789.4
6.394	5.492	74.47	809.5
6.994	**5.633**	**81.02**	**621.5**

Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Combined Original LTV	Weighted Average FICO Score
7.806	6.124	13.01	582.2
6.732	5.382	17.90	597.7
7.398	5.749	22.49	574.6
7.115	5.938	27.14	593.8
6.743	5.717	33.14	571.7
6.889	5.638	38.16	594.2
6.808	5.693	42.75	592.7
6.782	5.796	48.17	597.2
6.909	5.803	53.05	588.4
6.978	5.807	58.05	589.8
6.977	5.827	63.37	584.2
7.082	5.824	68.65	587.1
7.205	5.809	74.01	581.9
6.658	5.597	79.72	635.3
7.087	5.600	84.46	604.3
7.240	5.568	89.64	635
7.316	5.565	94.73	644.4
8.102	5.768	99.95	672.5
6.994	**5.633**	**81.02**	**621.5**

Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Combined Original LTV	Weighted Average FICO Score
7.613	5.630	90.97	652.7
6.959	5.527	91.41	623.2
7.061	5.469	90.94	635.2
7.291	**5.575**	**91.16**	**638.6**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
FRM Loans

Table of Contents

1. Documentation Level
2. Credit Score
3. Range of Combined Original LTV Ratios (%)
4. Documentation Level Greater than 85% LTV

1. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
Full	2,797	350,497,513	63.58	125,312
Stated Documentation	1,332	170,246,317	30.88	127,813
Limited	195	30,507,402	5.53	156,448
Total:	**4,324**	**551,251,232**	**100.00**	**127,486**

Top

2. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
481 - 500	6	513,867	0.09	85,645
501 - 520	109	10,188,135	1.85	93,469
521 - 540	189	21,126,323	3.83	111,779
541 - 560	281	33,340,904	6.05	118,651
561 - 580	351	43,462,794	7.88	123,826
581 - 600	494	59,212,254	10.74	119,863
601 - 620	552	73,547,137	13.34	133,238
621 - 640	647	82,700,273	15.00	127,821
641 - 660	616	79,931,433	14.50	129,759
661 - 680	444	58,556,848	10.62	131,885
681 - 700	293	42,283,013	7.67	144,311

701 - 720	153	20,135,718	3.65	131,606
721 - 740	82	12,772,083	2.32	155,757
741 - 760	51	6,799,721	1.23	133,328
761 - 780	41	5,257,920	0.95	128,242
781 - 800	9	698,638	0.13	77,626
801 - 820	6	724,170	0.13	120,695
Total:	**4,324**	**551,251,232**	**100.00**	**127,486**

Minimum: 500
Maximum: 810
Weighted Average: 628

Top

3. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
10.01 - 15.00	3	201,613	0.04	67,204
15.01 - 20.00	7	667,731	0.12	95,390
20.01 - 25.00	14	1,324,729	0.24	94,623
25.01 - 30.00	23	1,860,739	0.34	80,902
30.01 - 35.00	38	4,701,733	0.85	123,730
35.01 - 40.00	42	5,025,898	0.91	119,664
40.01 - 45.00	54	7,254,122	1.32	134,336
45.01 - 50.00	90	13,486,370	2.45	149,849
50.01 - 55.00	86	13,233,024	2.40	153,872
55.01 - 60.00	135	20,909,902	3.79	154,888
60.01 - 65.00	198	32,349,828	5.87	163,383
65.01 - 70.00	229	35,028,072	6.35	152,961
70.01 - 75.00	340	52,630,442	9.55	154,795
75.01 - 80.00	856	122,835,094	22.28	143,499
80.01 - 85.00	435	69,634,768	12.63	160,080
85.01 - 90.00	498	84,100,275	15.26	168,876
90.01 - 95.00	159	21,367,812	3.88	134,389
95.01 - 100.00	1,117	64,639,078	11.73	57,868
Total:	**4,324**	**551,251,232**	**100.00**	**127,486**

Minimum: 13.27
Maximum: 100.00
Weighted Average: 78.44

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4. Documentation Level Greater than 85% LTV

Documentation Level Greater than 85% LTV	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance
Full	1,057	103,951,477	61.11	98,346
Stated Documentation	636	56,003,571	32.92	88,056
Limited	81	10,152,118	5.97	125,335
Total:	**1,774**	**170,107,166**	**100.00**	**95,889**

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Weighted Average Gross Interest Rate	Weighted Average Combined Original LTV	Weighted Average FICO Score
7.137	78.57	618.7
7.804	78.04	646.5
7.211	79.15	631.3
7.347	**78.44**	**628.0**

Weighted Average Gross Interest Rate	Weighted Average Combined Original LTV	Weighted Average FICO Score
9.217	72.20	500.0
8.639	70.74	510.4
8.217	71.89	531.0
7.600	71.82	551.6
7.316	73.82	571.0
7.368	76.36	590.7
7.128	77.48	610.6
7.230	80.35	630.6
7.328	81.15	650.3
7.244	82.07	670.0
7.226	81.34	689.2

7.427	82.68	709.6
6.996	79.74	728.5
7.332	81.70	750.8
7.537	79.33	770.5
7.364	71.58	788.9
6.719	76.95	804.2
7.347	**78.44**	**628.0**

Weighted Average Gross Interest Rate	Weighted Average Combined Original LTV	Weighted Average FICO Score
7.962	13.74	545.2
6.572	18.62	661.9
6.886	22.90	619.2
7.134	28.10	593.5
6.626	32.72	616.2
6.699	38.07	611.0
6.638	42.58	626.2
6.679	47.91	628.0
6.651	52.45	619.7
6.806	57.95	606.6
6.777	63.20	611.8
6.802	68.40	615.3
6.811	73.60	619.8
6.963	79.36	621.6
7.002	84.21	619.1
7.052	89.46	643.1
7.511	94.54	647.5
10.457	100.00	657.0
7.347	**78.44**	**628.0**

Weighted Average Gross Interest Rate	Weighted Average Combined Original LTV	Weighted Average FICO Score
7.966	93.29	637.1
9.251	95.72	671.7
8.211	93.53	644.8
8.404	**94.10**	**648.9**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the *date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all* prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

Table of Contents

1. Current Mortgage Principal Balance <75k
2. Current Mortgage Principal Balance Greater or Equal to 400K
3. FICO Score Less than 650
4. Original Loan-to-Value Ratio Greater or Equal 80
5. Second Home
6. Non-Owner Occupied
7. Cashout Loans
8. Stated Doc
9. Limited Doc
10. 2-4 Family
11. IO Loans

1. Current Mortgage Principal Balance <75k

Current Mortgage Principal Balance <75k	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
25,000.01 - 50,000.00	658	26,665,335.05	0.89	9.936
50,000.01 - 75,000.00	1,669	104,367,826.62	3.49	8.537
Other	13,649	2,860,290,817.10	95.62	6.978
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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2. Current Mortgage Principal Balance Greater or Equal to 400K

Current Mortgage Principal Balance Greater or Equal to 400K	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
= 400,000	26	10,400,000.00	0.35	6.606
400000 - 450000	399	169,289,344.13	5.66	6.685
450000 - 500000	306	146,230,809.85	4.89	6.607
500000 - 550000	120	63,068,227.65	2.11	6.711
550000 - 600000	97	56,109,655.54	1.88	6.688
600000 - 650000	47	29,639,708.55	0.99	6.455
650000 - 700000	10	6,772,055.37	0.23	6.445
700000 - 750000	23	16,782,306.97	0.56	6.287
750000 - 800000	5	3,985,289.02	0.13	6.686
800000 - 850000	1	806,870.07	0.03	7.250

850000 - 900000	1	874,128.93	0.03	6.000
950000 - 1000000	1	1,000,000.00	0.03	5.600
Other	14,940	2,486,365,582.69	83.12	7.146
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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3. FICO Score Less than 650

FICO Score Less than 650	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
500 - 524	920	138,276,616.12	4.62	8.424
525 - 549	1,298	203,424,830.71	6.80	8.006
550 - 574	1,836	310,794,342.50	10.39	7.339
575 - 599	2,243	401,930,118.26	13.44	7.086
600 - 624	2,468	466,635,292.91	15.60	6.871
625 - 649	2,655	513,980,492.69	17.18	6.830
Other	4,556	956,282,285.58	31.97	6.773
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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4. Original Loan-to-Value Ratio Greater or Equal 80

Original Loan-to-Value Ratio Greater or Equal 80	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
80.00 - 85.00	6,084	1,240,189,068.98	41.46	6.820
85.01 - 90.00	3,026	619,013,294.65	20.69	7.214
90.01 - 95.00	862	178,712,870.87	5.97	7.339
95.01 - 100.00	1,295	93,515,225.76	3.13	9.729
Other	4,709	859,893,518.51	28.75	6.944
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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5. Second Home

Second Home	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
Second Home	128	25,913,155.86	0.87	7.736

Other	15,848	2,965,410,822.91	99.13	7.053
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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6. Non-Owner Occupied

Non-Owner Occupied	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
Non Owner Occupied	1,276	220,660,112.63	7.38	7.724
Other	14,700	2,770,663,866.14	92.62	7.006
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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7. Cashout Loans

Cashout Loans	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
Refinance - Cashout	9,288	1,785,419,981.54	59.69	7.023
Other	6,688	1,205,903,997.23	40.31	7.112
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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8. Stated Doc

Stated Doc	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
Stated Doc	6,499	1,364,919,911.15	45.63	7.334
Other	9,477	1,626,404,067.62	54.37	6.829
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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9. Limited Doc

Limited Doc	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
Limited Doc	648	146,746,934.51	4.91	6.902
Other	15,328	2,844,577,044.26	95.09	7.067
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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10. 2-4 Family

2-4 Family	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
2-4 Family	1,259	309,612,719.72	10.35	7.191
Other	14,717	2,681,711,259.05	89.65	7.044
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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11. IO Loans

IO Loans	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Wtd Avg Coupon
Interest Only Loans	1,750	507,567,669.56	16.97	6.465
Other	14,226	2,483,756,309.21	83.03	7.180
Total:	**15,976**	**2,991,323,978.77**	**100.00**	**7.059**

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S:\newcentury\NCHET Deals\NCHET 2005-1\20050201_nchet_termsheet_revised.cas
2/8/2005 12:22

This information is being delivered to a specific number of prospective sophisticated investors in order tc

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
16.00	624	88.87	62.65	95.53	75.67	36.25
49.73	601	82.30	62.10	85.05	83.32	54.97
83.34	623	80.40	48.88	91.97	73.01	60.08
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
96.15	641	81.09	46.15	100.00	80.77	50.00
90.97	635	82.74	41.25	90.06	68.07	56.19
90.51	639	83.07	36.50	93.17	67.78	57.30
91.63	649	82.81	32.31	94.18	67.66	51.89
91.74	646	82.15	38.86	94.83	68.07	62.95
95.73	638	79.13	48.58	87.11	59.84	63.73
79.83	683	78.81	30.34	100.00	39.66	39.71
78.16	659	81.01	39.15	91.34	51.99	51.77
100.00	649	76.35	59.87	79.93	39.79	59.87
100.00	679	85.00	0.00	100.00	100.00	0.00

100.00	756	72.92	0.00	100.00	100.00	100.00
100.00	665	39.45	100.00	100.00	0.00	100.00
79.67	619	80.19	51.60	91.67	74.78	60.28
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
90.35	512	72.94	67.85	98.25	82.31	83.54
86.29	536	75.28	61.96	96.49	80.48	82.11
83.17	562	77.49	59.88	96.26	80.41	78.50
82.38	587	79.53	59.95	95.81	77.36	69.17
80.08	612	81.34	58.67	93.93	73.57	64.00
80.09	637	82.13	47.46	91.38	73.00	58.83
79.97	689	82.93	32.95	85.79	66.77	39.72
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
87.87	627	81.63	48.48	94.90	71.72	44.18
86.41	636	89.62	45.38	80.17	70.80	57.92
88.04	645	94.71	53.98	97.91	73.01	57.89
30.88	662	99.98	52.08	100.00	70.92	19.79
73.17	598	67.38	52.61	93.38	78.01	88.03
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
96.78	648	81.23	25.73	0.00	57.76	37.89

81.44	622	80.54	49.67	92.56	73.53	59.88
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
91.21	658	83.15	27.22	0.00	55.93	49.08
80.80	620	80.33	51.24	99.06	74.78	60.53
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
78.36	607	78.22	53.98	93.38	77.36	100.00
86.32	645	83.98	42.78	89.35	67.52	0.00
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
87.53	638	80.67	0.00	88.01	70.84	53.48
76.57	610	80.43	90.98	94.90	75.53	64.90
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
79.21	620	81.35	0.00	88.93	71.83	62.51
81.69	623	80.50	52.02	91.90	73.47	59.54
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
84.61	644	81.43	34.47	78.45	0.00	53.99
81.22	620	80.44	51.20	93.29	81.86	60.34
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

Pct ARM	Wtd Avg FICO	Wtd Avg Comb Orig LTV	Pct Full Doc	Pct Owner Occ	Pct Single Family	Pct Cashout Refi
100.00	649	81.59	55.08	98.97	71.10	46.68
77.81	617	80.33	48.32	90.28	73.86	62.34
81.57	**623**	**80.54**	**49.46**	**91.76**	**73.39**	**59.69**

) assist them in determining whether they have an interest in the type of security described herein. It has bee

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Collateral Cuts for MSAC 2005-WMC1

Note: Cells in red font are calculations

FICO Score

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
FICO NA	0	0%	> 65.0	0	0%										68.6
0 - 500	4,643,824	0%	> 65.0	4,341,475	0%	140,722	8.443	-	500	76.10	37.84	86.7	95.8	86.2	85.1
500.01 - 550	351,384,207	12%	> 70.0	248,283,935	8%	155,205	8.144	-	528	74.44	40.56	91.3	97.3	63.4	82.7
550.01 - 575	306,092,918	10%	> 70.0	235,593,168	8%	168,553	7.334	-	562	77.54	40.64	88.5	96.1	60.5	78.2
575.01 - 600	409,193,494	14%	> 70.0	332,367,513	11%	179,628	7.067	-	588	79.58	41.01	88.0	95.9	59.7	69.0
600.01 - 620	363,161,006	12%	> 70.0	311,506,172	10%	188,655	6.864	-	611	80.97	40.20	84.2	94.4	60.2	64.1
620.01 - 650	619,060,069	21%	> 80.0	311,641,456	10%	193,215	6.844	-	635	82.28	40.67	84.4	91.4	47.8	59.0
650.01 - 680	456,043,805	15%	> 80.0	219,405,623	7%	200,019	6.850	-	664	82.87	40.61	80.3	87.4	35.7	43.5
680.01 - 700	204,143,760	7%	> 85.0	76,677,017	3%	212,406	6.683	-	690	82.86	40.70	77.5	88.0	29.7	39.8
700.01 - 750	214,186,807	7%	> 85.0	76,311,171	3%	228,588	6.651	-	721	82.97	40.75	73.4	83.4	30.5	32.0
750.01 - 800	60,937,453	2%	> 85.0	24,188,124	1%	213,068	6.929	-	769	83.72	39.69	73.1	73.5	31.3	32.8
800 +	2,476,631	0%	> 85.0	603,859	0%	176,902	6.489	-	808	75.19	41.62	95.5	70.9	61.6	45.9
Total:	**2,991,323,979**	**100%**		**1,840,919,511**	**62%**	**187,239**	**7.059**		**623**	**80.64**	**40.62**	**84.0**	**91.8**	**49.5**	**59.7**
FICO: Average	**623**		**Min:**	**500**	**Max:**	**816**									

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 20	83,990,187	3%	< 550	9,140,733	0%	150,251	7.181	-	620	77.37	14.03	87.0	77.0	43.6	67.2
20.001 - 25.00	103,283,557	3%	< 550	15,886,790	1%	145,470	7.132	-	619	77.71	22.85	88.9	89.4	51.4	73.0
25.001 - 30.00	182,100,897	6%	< 575	48,635,534	2%	151,247	7.054	-	61[illegible]	77.18	27.72	88.4	92.5	58.4	70.7
30.001 - 35.00	309,385,257	10%	< 575	71,031,268	2%	172,264	7.090	-	62[illegible]	79.97	32.71	86.1	91.7	53.0	65.1
35.001 - 40.00	490,881,825	16%	< 600	162,744,815	5%	186,647	7.043	-	624	80.86	37.61	84.7	92.8	47.7	61.1
40.001 - 45.00	671,017,668	22%	< 625	321,513,806	11%	195,404	7.061	-	626	81.51	42.65	84.0	93.0	46.7	56.1
45.001 - 50.00	1,003,368,270	34%	< 650	670,940,894	22%	206,115	7.063	-	626	82.43	47.75	81.5	91.6	47.0	52.6
50.001 - 55.00	140,632,735	5%	< 675	130,776,110	4%	188,012	6.905	-	59[illegible]	71.40	52.49	84.6	91.2	68.1	81.0
55+	6,663,582	0%	< 700	6,051,163	0%	246,799	6.822	-	59[illegible]	72.51	57.72	77.0	88.5	70.8	77.5
Total:	**2,991,323,979**	**100%**		**1,436,721,112**	**48%**	**187,239**	**7.059**		**623**	**80.64**	**40.62**	**84.0**	**91.8**	**49.5**	**59.7**
DTI: Average	**40.62**		**Min:**	**0.0930688**	**Max:**	**74.58**									

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	184,868,154	6%	> 50	24,073,757	1%	160,198	6.842	-	601	49.82	38.05	85.6	93.1	47.9	92.4
60.01 - 70.00	262,292,611	9%	> 50	37,428,553	1%	185,360	6.975	-	593	66.32	40.09	84.0	93.1	50.7	91.2
70.01 - 80.00	1,196,145,724	40%	> 50	55,056,052	2%	198,695	6.774	-	620	78.59	41.13	84.5	95.7	50.9	46.3
80.01 - 85.00	456,776,098	15%	> 50	12,237,179	0%	206,967	7.074	-	603	84.41	40.72	84.4	91.8	48.8	74.6
85.01 - 90.00	619,013,295	21%	> 50	13,425,266	0%	204,565	7.214	-	636	89.62	40.24	82.3	80.2	45.4	57.5
90.01 - 95.00	178,712,871	6%	> 50	4,665,737	0%	207,324	7.339	-	641	94.71	41.28	83.8	97.5	34.0	57.5
95.01 - 100.00	93,515,226	3%	> 50	409,773	0%	72,215	9.729	-	665	99.98	41.87	83.2	100.0	52.1	19.8
100+		0%	> 50	0	0%										
Total:	**2,991,323,979**	**100%**		**147,298,317**	**5%**	**187,239**	**7.059**	**-**	**623**	**80.64**	**40.62**	**84.0**	**91.8**	**49.5**	**59.7**
LTV: Average	**80.64**		**Min:**	**11.44**	**Max:**	**100.00**									

[1] Balance of the collateral cut, with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
California	1,134,230,505	38%	260,324	6.673	-	631	78.73	41.32	85.6	92.7	43.1	61.6
Florida	222,779,752	7%	144,756	7.493	-	609	80.81	40.89	88.8	88.8	48.8	59.8
New York	184,764,019	6%	264,705	7.092	-	630	80.49	41.71	63.6	92.1	35.0	58.9
New Jersey	147,704,182	5%	237,467	7.329	-	619	81.74	41.87	63.7	91.7	39.9	61.6
Massachusetts	137,787,028	5%	233,142	7.000	-	635	80.25	41.58	61.2	92.6	46.3	59.4
Illinois	111,137,561	4%	167,376	7.299	-	622	83.13	40.37	74.1	91.1	57.8	57.3
Texas	88,437,459	3%	101,769	7.607	-	602	80.86	38.85	97.1	93.0	56.9	45.7
Nevada	80,440,191	3%	210,576	7.008	-	625	80.74	39.83	96.1	86.2	51.8	60.4
Maryland	71,605,606	2%	195,644	7.165	-	604	79.94	40.33	94.2	95.5	69.7	77.8
Arizona	62,836,550	2%	143,136	7.006	-	624	83.36	38.53	97.9	92.0	64.6	49.7
Washington	61,811,394	2%	176,101	6.973	-	617	82.23	39.79	94.4	95.4	64.1	54.7
Michigan	58,689,912	2%	119,046	7.803	-	606	82.98	39.03	92.3	90.5	62.4	61.7
Other	629,099,820	21%	136,612	7.359	-	615	82.37	39.33	89.2	90.8	59.1	57.5
Total:	**2,991,323,979**	**100%**	**187,239**	**7.059**	**-**	**623**	**80.54**	**40.62**	**84.0**	**91.8**	**49.5**	**59.7**

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – $50K	28,353,403	1%	38,681	9.992	-	625	89.53	39.70	90.0	95.8	63.0	35.0
$51 – $200K	1,137,929,906	38%	119,700	7.398	-	610	79.39	38.89	88.7	91.2	61.1	60.5
$200.1 – $250K	391,133,274	13%	224,017	6.991	-	618	79.14	40.93	84.2	92.6	49.5	62.2
$250.1 – $300K	349,306,085	12%	274,181	6.885	-	624	79.96	41.60	81.7	92.3	43.6	62.6
$300.1 – $400K	590,042,915	20%	345,661	6.771	-	633	82.13	42.25	79.1	91.5	38.7	58.3
$400.1 – $500K	315,520,154	11%	447,546	6.649	-	637	82.89	41.77	79.1	91.5	39.1	56.7
$500.1 – $600K	119,177,883	4%	549,207	6.700	-	647	82.50	41.75	83.0	94.5	35.4	57.1
$600.1 – $700K	36,411,764	1%	638,803	6.453	-	646	79.07	41.33	77.0	89.5	45.2	59.3
$700.1 – $800K	20,767,596	1%	741,700	6.363	-	657	80.11	43.32	85.7	89.2	43.1	53.3
$800.1 – $900K	1,680,997	0%	840,500	6.600	0.000	719	78.72	27.93	100.0	100.0	0.0	52.0
$900.1 – $1000K	1,000,000	0%	1,000,000	5.600	0.000	665	39.45	34.42	0.0	100.0	100.0	100.0
>$1000K	0	0%										
Total:	**2,991,323,979**	**100%**	**187,239**	**7.059**		**623**	**80.64**	**40.62**	**84.0**	**91.8**	**49.6**	**59.7**
Principal Balance: Average		**187,239**	**Min:**	**18,980**	**Max:**	**1,000,000**						

Documentation Type

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	1,479,657,133	49%	167,591	6.821	-	609	80.34	40.50	87.0	95.5	65.1
Stated Doc	1,364,919,911	46%	210,020	7.334	-	638	80.67	41.14	80.3	88.0	53.5
Limited Doc	146,746,935	5%	226,463	6.902	-	620	81.35	36.41	87.8	88.5	62.5
NINA	0	0%									

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Full Doc	% Cashout Refi
Other	0	0%									
Total:	2,991,323,979	100%	187,239	7.059		623	80.54	40.62	84.0	91.8	59.7

Property Type

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Full Doc	% Cashout Refi
Single Family	2,195,368,785	73%	179,875	7.044	-	618	80.18	40.32	93.7	51.2	62.9
PUD	317,468,454	11%	202,590	7.079	-	626	82.17	41.06	92.0	51.9	47.7
Townhouse	0	0%									
2-4 Family	309,612,720	10%	245,920	7.191	-	644	81.43	41.83	78.5	34.5	34.0
Condo	168,874,020	6%	178,703	6.969	-	636	80.59	41.51	90.5	50.4	50.8
Manufactured	0	0%									
Other	0	0%									
Total:	2,991,323,979	100%	187,239	7.059	-	623	80.54	40.62	91.8	49.5	59.7

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	0%										
Loans >80 LTV w/o MI	-	0%										
Other		0%										
Total:	-	0%										

Loan Purpose

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Debt Consolidation	-	0%								
Refinance - Cashout	1,785,419,982	60%	192,229	7.023	-	607	78.22	40.04	85.8	93.4
Purchase	961,635,785	32%	185,501	7.161	-	652	84.46	41.61	79.0	87.5
Refinance - Rate Term	244,268,212	8%	162,412	6.916	-	618	82.09	40.96	90.5	96.5
Other	-	0%								
Total:	2,991,323,979	100%	187,239	7.059	-	623	80.54	40.62	84.0	91.8

Fixed Vs. Floating Collateral

Collateral Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	551,251,232	18%	127,486	7.347	-	628	78.44	40.04	86.6	96.3	70.1		0.000
Floating	507,567,670	17%	290,039	6.465	-	649	81.59	40.53	84.7	99.0	46.7	1 Month Libor	5.539
A2/6	1,846,287,958	62%	195,085	7.137	-	614	80.84	40.81	83.2	88.5	59.0	6 Month Libor	5.663
A3/6	86,217,119	3%	196,843	7.038	-	625	81.46	41.12	80.2	89.4	64.7	6 Month Libor	5.540
Other	0.00	0%											
Total:	2,991,323,979	100%	187,239	7.059	-	623	80.54	40.62	84.0	91.8	59.7		5.633

Lien Status

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	2,931,366,939	98%	196,974	6.984	-	622	80.15	40.59	84.0	91.6	60.7
Second Lien	59,957,040	2%	54,805	10.717	-	656	99.92	42.33	82.0	100.0	11.8
Third Lien	0	0%									
Total:	2,991,323,979	100%	187,239	7.059	-	623	80.54	40.62	84.0	91.8	59.7

Occupancy Status

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	2,744,750,710	92%	188,358	6.977	-	620	80.33	40.76	85.6	100.0	60.7
Second Home	25,913,150	1%	202,447	7.730	-	648	81.23	42.30	82.4	0.0	37.9
Investment	220,660,113	7%	172,931	7.724	-	658	83.15	38.75	64.6	0.0	49.1
Non-owner	0	0%									
Other	0	0%									
Total:	2,991,323,979	100%	187,239	7.059	-	623	80.54	40.62	84.0	91.8	59.7

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	855,239,811	29%	182,432	7.469	-	4,688	623	81.92	40.74	75.6	89.9	56.5
6 Months	0	0%										
12 Months	102,202,835	3%	222,664	7.268	-	459	635	79.39	41.01	75.5	90.5	58.2
24 Months	1,597,210,395	53%	198,732	6.877	-	8,037	620	80.85	40.77	87.7	91.9	57.9
36 Months	436,670,937	15%	156,401	6.871	-	2,792	630	76.96	39.78	88.9	95.1	72.9
60 Months	0	0%										
Other	0	0%										
Total:	2,991,323,979	100%	187,239	7.059	-	15,976	623	80.54	40.62	84.0	91.8	59.7

Section 32 Loans

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	0%	0	0		0	0	0	0	0	0
Total:	-		0	0		0	0.00	0.00	0.0	0.0	0.0

Top 5 MSA

MSA	%[2]
No MSA	69.154
San Diego	2.432
Las Vegas, NV-AZ	2.303
Phoenix-Mesa	1.733
Honolulu	1.228
Tampa-St. Petersburg-Clearwater	1.03

Top 5 Originators

Originator	%[2]
New Century	100.00

Servicers

Servicer	%[2]
New Century	100.00

Rating Agency Base Case Loss Expectations

	Standard & Poors; Analyst Name :			Moody's; Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cumulative Losses	Foreclosure Frequency	Loss Severity	Cumulative Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 50% Loss Severity; 12 month lag for liquidation losses. Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

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Pool Data

Pool Summary	
Total Issue Balance (USD)	
Original Mortgage Pool Balance (USD)	2,993,117,903.89
Current Mortgage Pool Balance (USD)	2,991,323,978.77
Total Number of Loans	15,976
Average Loan Balance (USD)	187,238.61
1st lien (%age)	98.00
2nd lien (%age)	2.00
WA FICO	623
- Minimum FICO	500
- Maximum FICO	815
WA LTV	80.54
- Minimum LTV	11.44
- Maximum LTV	100.00
WA DTI	40.62
- Minimum DTI	0
- Maximum DTI	75
WA Age (Months)	1
WA Remaining Term (Months)	355
Aquired Loans	100%
North California (% of Pool)	12.10
South California (% of Pool)	25.82

North California	
% of State	32%
WA FICO	633
- Minimum FICO	500
- Maximum FICO	805
WA LTV	79.89
- Minimum LTV	14.18
- Maximum LTV	100.00
Highest Zip-Code Density (% of State)	1.53%
Zip-Code with Highest Density	95206

South California	
% of State	68%
WA FICO	630
Minimum FICO	500
Maximum FICO	815
WA LTV	78.19
Minimum LTV	13.3
Maximum LTV	100.00
Highest Zip-Code Density (% of State)	1.25%
Zip-Code with Highest Density	92336

Classification
Mortgage Type
Loan-to-Value
FICO
Purpose
Occupancy
Loan Balance
Property Type
Documentation Type
Fixed Period
Debt-to-Income Ratio
Geographic Distribution

Per Annum
Servicer Fees
Cost of Carry

Mortgage Type	*WA LTV*	*WA FICO*	*Balance*
Fixed - 10 Year	54.398	597	1,262,990.03
Fixed - 15 Year	69.694	614	34,744,697.41
Fixed - 20 Year	84.141	629	46,804,628.98
Fixed - 25 Year	82.619	606	1,388,549.80
Fixed - 30 Year	78.567	629	467,050,366.01
ARM - 2 Year/6 Month	80.84	614	1,846,287,958.35
ARM - 3 Year/6 Month	81.464	625	86,217,118.63
ARM - 10 Year IO/1 Month	83.171	724	3,651,384.00
Interest Only ARM - 2 Year/6 Month	81.633	648	478,344,036.53
Interest Only ARM - 3 Year/6 Month	80.531	655	25,572,249.03

LTV	WA LTV	WA FICO	Balance
0.01 - 20.00	17.06	615	1,634,934.54
20.01 - 25.00	22.71	599	2,439,560.83
25.01 - 30.00	27.60	594	3,867,205.81
30.01 - 35.00	32.90	597	8,282,473.04
35.01 - 40.00	38.12	601	13,001,719.62
40.01 - 45.00	42.68	607	17,260,601.86
45.01 - 50.00	48.06	610	31,342,585.55
50.01 - 55.00	52.85	599	39,010,671.56
55.01 - 60.00	58.02	595	68,028,401.28
60.01 - 65.00	63.32	592	113,068,965.86
65.01 - 70.00	68.59	594	149,223,645.14
70.01 - 75.00	73.91	591	223,816,531.48
75.01 - 80.00	79.67	634	972,329,192.47
80.01 - 85.00	84.42	607	456,776,098.45
85.01 - 90.00	89.62	636	619,013,294.65
90.01 - 95.00	94.71	645	178,712,870.87
95.01 - 100.00	99.98	662	93,515,225.76

FICO	WA LTV	WA FICO	Balance
NA	0.00	0	0
321 - 340	0.00	0	0
341 - 360	0.00	0	0
361 - 380	0.00	0	0
381 - 400	0.00	0	0
401 - 420	0.00	0	0
421 - 440	0.00	0	0
441 - 460	0.00	0	0
461 - 480	0.00	0	0
480 - 500	76.10	500	4,643,824.39
501 - 520	72.88	511	110,831,523.61
521 - 540	74.51	531	161,608,438.37
541 - 560	76.70	552	206,464,903.91
561 - 580	78.07	571	244,998,698.81
581 - 600	79.86	590	342,767,053.16
601 - 620	80.97	611	363,161,005.76
621 - 640	82.32	630	412,272,924.86
641 - 660	82.63	650	378,099,624.13
661 - 680	82.73	669	284,731,325.13
681 - 700	82.86	690	204,143,765.67
701 - 720	83.03	710	115,302,539.73
721 - 740	82.96	730	73,571,808.94
741 - 760	83.06	750	47,513,086.20

761 - 780	84.29	769	28,926,451.59
781 - 800	82.84	789	9,810,373.32
801 - 820	75.19	808	2,476,631.19
> 820	0.00	0	0
Unknown	0.00	0	0

LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00	0.00	0	0
20.01-25.00	0.00	0	0
25.01-30.00	0.00	0	0
30.01-35.00	0.00	0	0
35.01-40.00	0.00	0	0
40.01-45.00	0.00	0	0
45.01-50.00	0.00	0	0
50.01-55.00	0.00	0	0
55.01-60.00	0.00	0	0
60.01-65.00	0.00	0	0
65.01-70.00	0.00	0	0
70.01-75.00	0.00	0	0
75.01-80.00	0.00	0	0
80.01-85.00	0.00	0	0
85.01-90.00	0.00	0	0
90.01-95.00	0.00	0	0
95.01-100.00	0.00	0	0

Purpose	WA LTV	WA FICO	Balance
Refinance - Cashout	78.22	607	1,785,419,981.54
Purchase	84.46	652	961,635,785.34
Refinance - Rate Term	82.09	618	244,268,211.89

Occupancy	WA LTV	WA FICO	Balance
Primary	80.33	620	2,744,750,710.28
Investment	83.15	658	220,660,112.63
Second Home	81.23	648	25,913,155.86

Loan Balance	WA LTV	WA FICO	Balance
<$200,000	79.71	611	1,156,283,308.75
<$400,000	80.61	626	1,330,082,273.94
<$600,000	82.77	640	436,098,037.17
>$600,000	79.10	653	68,860,358.91

Property Type	WA LTV	WA FICO	Balance
Single Family Residence	80.18	618	2,195,368,785.36
Planned Unit Development	82.17	626	317,468,453.70
2-4 Family	81.43	644	309,612,719.72
Condo	80.59	636	168,874,019.99

Documentation Type	WA LTV	WA FICO	Balance
Full	80.34	609	1,479,657,133.11
Stated Documentation	80.68	638	1,364,919,911.15
Limited	81.35	620	146,746,934.51

Fixed Period (Months)	WA LTV	WA FICO	Balance
0	78.436	628	551,251,232.23
1	83.171	724	3,651,384.00
24	81.003	621	2,324,631,994.88
36	81.25	632	111,789,367.66

DTI	WA LTV	WA FICO	Balance
<= 0.00	0	0	0.00
0.01 - 5.00	84.15	616	8,303,116.38
5.01 - 10.00	81.13	634	9,167,545.95
10.01 - 15.00	77.40	622	18,525,889.72
15.01 - 20.00	75.34	619	45,840,440.85
20.01 - 25.00	77.70	619	103,283,557.03
25.01 - 30.00	77.18	615	182,100,897.01
30.01 - 35.00	79.97	623	309,385,257.02
35.01 - 40.00	80.87	624	490,881,825.44
40.01 - 45.00	81.51	626	671,017,667.87
45.01 - 50.00	82.42	626	1,003,368,269.98
50.01 - 55.00	71.40	593	140,632,735.05
55.01 >=	72.59	593	6,663,581.96
Unknown	78.10	585	2,153,194.51

Geographic Distribution	WA LTV	WA FICO	Balance
Alabama	84.56	588	7,695,461.49
Alaska	85.23	618	4,972,943.46
Arizona	83.36	624	62,836,550.14
Arkansas	86.84	623	6,695,589.76
California	78.73	631	1,134,230,504.89
Colorado	82.98	621	40,012,050.47
Connecticut	82.05	625	31,889,617.80
Delaware	79.59	605	3,581,719.22

District of Columbia	71.78	599	11,875,930.81
Florida	80.81	609	222,779,752.20
Georgia	82.98	607	35,949,794.03
Hawaii	78.75	649	52,969,835.66
Idaho	82.87	624	5,965,713.64
Illinois	83.13	622	111,137,560.95
Indiana	85.56	618	25,909,066.37
Iowa	86.19	607	5,670,222.13
Kansas	87.91	608	6,307,395.96
Kentucky	84.59	610	10,131,488.86
Louisiana	82.66	606	9,398,917.56
Maine	80.30	616	13,791,325.76
Maryland	79.94	604	71,605,606.10
Massachusetts	80.25	635	137,787,027.83
Michigan	82.99	606	58,689,911.74
Minnesota	82.70	630	33,241,032.48
Mississippi	83.35	585	4,165,882.95
Missouri	83.22	605	20,854,783.68
Montana	79.22	607	4,290,529.74
Nebraska	83.55	620	3,377,301.63
Nevada	80.74	625	80,440,191.38
New Hampshire	77.58	610	8,584,341.70
New Jersey	81.74	619	147,704,181.77
New Mexico	82.80	609	15,707,486.47
New York	80.49	630	184,764,018.79
North Carolina	83.16	599	16,909,588.02
North Dakota	83.98	626	1,445,675.26
Ohio	85.17	605	42,255,514.64
Oklahoma	83.37	599	7,328,180.62
Oregon	81.30	636	26,426,973.74
Pennsylvania	82.66	603	40,206,987.74
Rhode Island	81.26	628	17,790,727.76
South Carolina	83.55	593	14,877,694.83
South Dakota	84.94	589	331,501.21
Tennessee	82.76	607	22,527,955.96
Texas	80.86	602	88,437,458.88
Utah	84.65	639	8,771,664.96
Vermont	79.23	579	502,699.28
Virginia	80.53	609	40,124,387.65
Washington	82.23	617	61,811,393.70
West Virginia	82.33	597	1,815,569.97
Wisconsin	83.27	606	23,372,832.24
Wyoming	88.26	623	1,373,434.89

Total	Check
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓
2,991,323,979	✓

Fees
0.52%

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Aggregate Loans

FICO	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	Balance
N/A								
500-519	72.97	85.00	67.55	98.57	0.00	8.495	5.904	111,170,983.39
520-539	74.35	90.00	63.41	96.41	0.00	8.045	5.822	157,458,950.07
540-559	76.67	95.00	60.86	96.66	0.28	7.564	5.732	203,773,133.98
560-579	78.02	100.00	58.66	96.12	0.70	7.36	5.709	237,277,456.30
580-599	79.75	100.00	60.56	95.72	18.16	7.031	5.612	344,745,383.85
600-619	80.82	100.00	60.26	94.95	21.51	6.852	5.588	356,399,444.97
620-639	82.36	100.00	50	90.98	22.38	6.888	5.605	413,183,226.91
640-659	82.58	100.00	42	90.52	22.39	6.827	5.586	385,622,521.62
660-679	82.86	100.00	34.37	86.72	22.69	6.822	5.598	292,260,677.68
680-699	82.72	100.00	29.21	87.96	24.85	6.686	5.573	203,960,805.19
700-719	82.97	100.00	30.94	86.9	26.99	6.614	5.514	118,881,765.35
720-739	83.03	100.00	32.39	78.16	27.33	6.705	5.587	74,932,207.14
740-759	82.98	100.00	29.46	80.53	21.42	6.73	5.5	48,221,169.18
760-779	84.16	100.00	33.24	73.95	17.47	7.081	5.565	29,573,221.38
780-799	83.58	100.00	24.45	68.55	16.37	6.677	5.31	11,386,400.57
800-819	75.19	100.00	61.63	70.95	14.86	6.489	5.492	2,476,631.19

IO Loans

FICO	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN		
500-519	0.00	0.00	0.00	0.00	0.000	0.000	-	0.00
520-539	0.00	0.00	0.00	0.00	0.000	0.000	-	0.00
540-559	82.72	85.00	45.55	100.00	7.406	5.409	562,000.00	0.11
560-579	70.03	80.00	100.00	100.00	6.377	5.626	1,665,000.00	0.33
580-599	82.05	95.00	86.71	99.35	6.530	5.504	62,597,189.00	12.33
600-619	80.36	95.00	65.38	99.00	6.566	5.528	76,672,772.19	15.11
620-639	81.69	95.00	53.86	99.42	6.585	5.577	92,456,481.99	18.22
640-659	82.71	95.00	50.41	99.27	6.453	5.575	86,330,887.00	17.01
660-679	81.07	95.00	44.15	99.44	6.459	5.554	66,312,458.18	13.07
680-699	82.05	95.00	37.45	99.21	6.339	5.557	50,678,605.00	9.99
700-719	81.49	95.00	43.71	99.30	6.272	5.472	32,088,828.20	6.32
720-739	81.21	95.00	50.77	94.38	6.255	5.586	20,475,973.00	4.03
740-759	82.60	95.00	44.17	99.03	6.172	5.372	10,328,368.00	2.04
760-779	79.59	90.00	22.07	95.05	6.364	5.505	5,166,807.00	1.02
780-799	81.52	90.00	61.81	100.00	5.640	4.193	1,864,300.00	0.37
800-819	80.00	80.00	100.00	0.00	6.400	5.550	368,000.00	0.07

Pct Balance
3.72
5.26
6.81
7.93
11.53
11.91
13.81
12.89
9.77
6.82
3.97
2.51
1.61
0.99
0.38
0.08

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
ARM Loans

Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Cut-off Date Principal Balances ($)
5. Range of Original Principal Balances ($)
6. Credit Grade
7. Range of Stated Remaining Terms (months)
8. Stated Original Term (months)
9. Range of Combined Original LTV Ratios (%)
10. Range of Gross Margins (%)
11. Range of Minimum Mortgage Rates (%)
12. Range of Maximum Mortgage Rates (%)
13. Initial Periodic Cap (%)
14. Subsequent Periodic Cap (%)
15. Next Rate Adjustment Dates
16. Geographic Distribution of Mortgaged Properties
17. Occupancy
18. Property Type
19. Loan Purpose
20. Documentation Level
21. Credit Score
22. Prepayment Penalty Term
23. Lien Position

1. Summary Statistics

Aggregate Principal Balance ($): 2,440,072,746.54
Number of Mortgage Loans: 11,652
Average Principal Balance ($): 209,412.35
Weighted Average Current Mortgage Rate (%): 6.994
Weighted Average Net Mortgage Rate (%): 6.474
Weighted Average Credit Score: 622
Weighted Average Combined Original LTV (%): 81.02
Weighted Average Stated Remaining Term (months): 359
Weighted Average Stated Original Term (months): 360
Non-Zero Weighted Average Months to Roll (months): 24
Non-Zero Weighted Average Margin (%): 5.633
Non-Zero Weighted Average Initial Rate Cap (%): 1.500
Non-Zero Weighted Average Periodic Rate Cap (%): 1.500
Non-Zero Weighted Average Maximum Rate (%): 13.988
Non-Zero Weighted Average Minimum Rate (%): 6.994

Top

2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
ARM - 2 Year/6 Month	9,464	1,846,287,958.35	75.67
ARM - 3 Year/6 Month	438	86,217,118.63	3.53
ARM - 10 Year IO/1 Month	9	3,651,384.00	0.15
Interest Only ARM - 2 Year/6 Month	1,652	478,344,036.53	19.60
Interest Only ARM - 3 Year/6 Month	89	25,572,249.03	1.05
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Top

3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
4.500 - 4.999	63	18,333,446.59	0.75
5.000 - 5.499	401	105,194,323.89	4.31
5.500 - 5.999	1,407	362,035,912.57	14.84
6.000 - 6.499	1,525	363,351,703.99	14.89
6.500 - 6.999	2,185	504,008,257.10	20.66
7.000 - 7.499	1,614	319,235,846.44	13.08
7.500 - 7.999	1,860	361,419,989.89	14.81
8.000 - 8.499	997	165,708,907.47	6.79
8.500 - 8.999	867	136,914,155.14	5.61
9.000 - 9.499	347	50,706,815.06	2.08
9.500 - 9.999	238	34,187,937.32	1.40
10.000 - 10.499	64	7,995,701.95	0.33
10.500 - 10.999	54	7,247,293.66	0.30
11.000 - 11.499	18	2,386,550.42	0.10
11.500 - 11.999	8	847,092.87	0.03
12.000 - 12.499	3	257,612.18	0.01
12.500 - 12.999	1	241,200.00	0.01
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 4.890

Maximum: 12.750

Weighted Average: 6.994

Top

4. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0.01 - 50,000.00	86	4,267,647.20	0.17
50,000.01 - 100,000.00	2,022	157,661,644.19	6.46
100,000.01 - 150,000.00	2,537	316,978,777.90	12.99
150,000.01 - 200,000.00	1,971	345,435,384.60	14.16
200,000.01 - 250,000.00	1,474	330,664,846.16	13.55
250,000.01 - 300,000.00	1,117	306,415,971.87	12.56
300,000.01 - 350,000.00	851	276,033,923.73	11.31
350,000.01 - 400,000.00	676	253,432,886.64	10.39
400,000.01 - 450,000.00	363	153,999,627.17	6.31
450,000.01 - 500,000.00	277	132,357,047.61	5.42
500,000.01 - 550,000.00	110	57,787,981.61	2.37
550,000.01 - 600,000.00	89	51,473,143.25	2.11
600,000.01 - 650,000.00	45	28,374,789.71	1.16
650,000.01 - 700,000.00	8	5,406,393.03	0.22
700,000.01 - 750,000.00	18	13,116,393.85	0.54
750,000.01 - 800,000.00	5	3,985,289.02	0.16
800,000.01 >=	3	2,680,999.00	0.11
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 42,472.90
Maximum: 1,000,000.00
Average: 209,412.35

Top

5. Range of Original Principal Balances ($)

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0.01 - 50,000.00	86	4,267,647.20	0.17

50,000.01 - 100,000.00	2,021	157,561,656.88	6.46
100,000.01 - 150,000.00	2,537	316,928,836.90	12.99
150,000.01 - 200,000.00	1,972	345,585,312.91	14.16
200,000.01 - 250,000.00	1,472	330,165,187.58	13.53
250,000.01 - 300,000.00	1,117	306,316,273.83	12.55
300,000.01 - 350,000.00	850	275,583,749.68	11.29
350,000.01 - 400,000.00	677	253,682,843.57	10.40
400,000.01 - 450,000.00	365	154,799,200.91	6.34
450,000.01 - 500,000.00	277	132,357,047.61	5.42
500,000.01 - 550,000.00	110	57,787,981.61	2.37
550,000.01 - 600,000.00	89	51,473,143.25	2.11
600,000.01 - 650,000.00	45	28,374,789.71	1.16
650,000.01 - 700,000.00	8	5,406,393.03	0.22
700,000.01 - 750,000.00	18	13,116,393.85	0.54
750,000.01 - 800,000.00	5	3,985,289.02	0.16
800,000.01 >=	3	2,680,999.00	0.11
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 42,500.00
Maximum: 1,000,000.00
Average: 209,526.73

Top

6. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
AA	8,477	1,852,412,160.32	75.92
A-	830	149,700,135.43	6.14
A+	1,276	261,602,706.72	10.72
B	563	96,170,303.36	3.94
C	473	74,590,760.43	3.06
C-	33	5,596,680.28	0.23
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Top

7. Range of Stated Remaining Terms (months)

		Aggregate	% of Mortgage Pool by Aggregate

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance
289 - 300	9	3,651,384.00	0.15
349 - 360	11,643	2,436,421,362.54	99.85
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 298
Maximum: 360
Weighted Average: 359

Top

8. Stated Original Term (months)

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
300	9	3,651,384.00	0.15
360	11,643	2,436,421,362.54	99.85
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 300
Maximum: 360
Weighted Average: 360

Top

9. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 30.00	38	3,886,889.00	0.16
30.01 - 35.00	31	3,580,740.03	0.15
35.01 - 40.00	48	7,975,821.31	0.33
40.01 - 45.00	66	10,006,480.06	0.41
45.01 - 50.00	100	17,856,215.42	0.73

50.01 - 55.00	145	25,777,647.27	1.06
55.01 - 60.00	234	47,118,498.85	1.93
60.01 - 65.00	409	80,719,137.77	3.31
65.01 - 70.00	576	114,195,573.05	4.68
70.01 - 75.00	880	171,186,089.73	7.02
75.01 - 80.00	3,944	849,494,097.99	34.81
80.01 - 85.00	1,772	387,141,330.29	15.87
85.01 - 90.00	2,528	534,913,019.18	21.92
90.01 - 95.00	703	157,345,058.63	6.45
95.01 - 100.00	178	28,876,147.96	1.18
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 11.44

Maximum: 100.00

Weighted Average: 81.02

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10. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1.000 - 1.249	19	5,266,150.65	0.22
1.500 - 1.749	2	641,317.36	0.03
2.000 - 2.249	1	88,830.65	0.00
3.000 - 3.249	4	1,465,700.00	0.06
3.250 - 3.499	2	148,400.00	0.01
3.500 - 3.749	8	2,794,861.35	0.11
4.000 - 4.249	5	1,740,384.10	0.07
4.500 - 4.749	2	364,310.46	0.01
4.750 - 4.999	2	802,800.00	0.03
5.000 - 5.249	1,051	217,906,995.07	8.93
5.250 - 5.499	996	204,592,199.35	8.38
5.500 - 5.749	4,515	942,514,472.94	38.63
5.750 - 5.999	3,638	809,720,940.57	33.18
6.000 - 6.249	503	97,928,961.70	4.01
6.250 - 6.499	446	80,876,475.37	3.31
6.500 - 6.749	113	20,198,252.33	0.83
6.750 - 6.999	305	47,262,430.85	1.94
7.000 - 7.249	12	1,705,211.00	0.07
7.250 - 7.499	22	3,253,140.64	0.13
7.500 - 7.749	2	180,509.15	0.01
7.750 - 7.999	3	531,137.99	0.02
8.000 - 8.249	1	89,265.01	0.00
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Non-Zero Minimum: 1.000

Maximum: 8.150

Non-Zero Weighted Average: 5.633

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11. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
4.500 - 4.999	63	18,333,446.59	0.75
5.000 - 5.499	401	105,194,323.89	4.31
5.500 - 5.999	1,407	362,035,912.57	14.84
6.000 - 6.499	1,525	363,351,703.99	14.89
6.500 - 6.999	2,185	504,008,257.10	20.66
7.000 - 7.499	1,614	319,235,846.44	13.08
7.500 - 7.999	1,860	361,419,989.89	14.81
8.000 - 8.499	997	165,708,907.47	6.79
8.500 - 8.999	867	136,914,155.14	5.61
9.000 - 9.499	347	50,706,815.06	2.08
9.500 - 9.999	238	34,187,937.32	1.40
10.000 - 10.499	64	7,995,701.95	0.33
10.500 - 10.999	54	7,247,293.66	0.30
11.000 - 11.499	18	2,386,550.42	0.10
11.500 - 11.999	8	847,092.87	0.03
12.000 - 12.499	3	257,612.18	0.01
12.500 - 12.999	1	241,200.00	0.01
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Non-Zero Minimum: 4.890
Maximum: 12.750
Non-Zero Weighted Average: 6.994

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12. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance

11.000 - 11.499	3	575,799.05	0.02
11.500 - 11.999	68	18,495,585.14	0.76
12.000 - 12.499	412	109,222,939.34	4.48
12.500 - 12.999	1,413	362,195,796.77	14.84
13.000 - 13.499	1,530	364,427,317.93	14.94
13.500 - 13.999	2,179	502,459,624.04	20.59
14.000 - 14.499	1,606	317,291,003.25	13.00
14.500 - 14.999	1,854	360,231,536.86	14.76
15.000 - 15.499	995	165,802,211.28	6.79
15.500 - 15.999	862	136,475,884.48	5.59
16.000 - 16.499	345	50,126,910.00	2.05
16.500 - 16.999	237	33,792,687.32	1.38
17.000 - 17.499	64	7,995,701.95	0.33
17.500 - 17.999	54	7,247,293.66	0.30
18.000 - 18.499	18	2,386,550.42	0.10
18.500 - 18.999	8	847,092.87	0.03
19.000 - 19.499	3	257,612.18	0.01
19.500 - 19.999	1	241,200.00	0.01
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Non-Zero Minimum: 11.000

Maximum: 19.750

Non-Zero Weighted Average: 13.988

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13. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	69	12,494,769.95	0.51
1.5	11,571	2,423,698,641.41	99.33
3	12	3,879,335.18	0.16
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Non-Zero Minimum: 1.000

Maximum: 3.000

Non-Zero Weighted Average: 1.500

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14. Subsequent Periodic Cap (%)

			% of Mortgage

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance
1	72	12,722,721.13	0.52
1.5	11,571	2,423,698,641.41	99.33
3	9	3,651,384.00	0.15
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Non-Zero Minimum: 1.000

Maximum: 3.000

Non-Zero Weighted Average: 1.500

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15. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Mar-05	9	3,651,384.00	0.15
Feb-06	1	71,847.51	0.00
Aug-06	1	428,571.90	0.02
Sep-06	7	1,181,613.88	0.05
Oct-06	31	7,174,735.28	0.29
Nov-06	176	49,631,564.32	2.03
Dec-06	1,462	339,164,606.52	13.90
Jan-07	4,547	940,601,806.34	38.55
Feb-07	4,891	986,377,249.13	40.42
Oct-07	2	594,061.76	0.02
Nov-07	4	634,471.07	0.03
Dec-07	50	11,917,383.14	0.49
Jan-08	258	53,709,961.69	2.20
Feb-08	213	44,933,490.00	1.84
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 20050301

Maximum: 20080201

Weighted Average: 20070124

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16. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
California	3,325	961,090,444.87	39.39
Florida	1,049	169,617,187.20	6.95
New York	526	150,012,625.18	6.15
New Jersey	516	130,806,304.65	5.36
Massachusetts	426	110,212,174.10	4.52
Illinois	566	102,144,473.36	4.19
Nevada	301	68,869,790.77	2.82
Maryland	260	55,049,572.91	2.26
Washington	259	51,656,658.23	2.12
Arizona	324	51,636,797.88	2.12
Michigan	404	51,401,190.51	2.11
Texas	404	48,665,770.48	1.99
Hawaii	122	37,421,118.46	1.53
Colorado	194	35,121,395.37	1.44
Virginia	160	32,715,254.22	1.34
Other	2,816	383,651,988.35	15.72
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Number of States/District of Columbia Represented: 51

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17. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Primary	10,418	2,213,739,758.33	90.72
Investment	1,114	201,253,391.57	8.25
Second Home	120	25,079,596.64	1.03
Total:	**11,652**	**2,440,072,746.54**	**100.00**

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18. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Single Family Residence	8,790	1,766,365,138.61	72.39
Planned Unit Development	1,158	268,962,864.55	11.02
2-4 Family	985	261,961,699.10	10.74
Condo	719	142,783,044.28	5.85
Total:	**11,652**	**2,440,072,746.54**	**100.00**

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19. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Refinance - Cashout	6,691	1,399,085,068.07	57.34
Purchase	3,978	861,943,382.65	35.32
Refinance - Rate Term	983	179,044,295.82	7.34
Total:	**11,652**	**2,440,072,746.54**	**100.00**

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20. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Stated Documentation	5,167	1,194,673,594.51	48.96
Full	6,032	1,129,159,619.70	46.28

Limited	453	116,239,532.33	4.76
Total:	**11,652**	**2,440,072,746.54**	**100.00**

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21. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 524	781	124,928,119.17	5.12
525 - 549	1,043	175,540,928.55	7.19
550 - 574	1,418	258,475,860.79	10.59
575 - 599	1,652	331,128,839.20	13.57
600 - 624	1,767	373,671,430.29	15.31
625 - 649	1,844	411,623,199.28	16.87
650 - 674	1,374	318,466,609.14	13.05
675 - 699	851	208,541,483.45	8.55
700 - 724	447	115,006,517.35	4.71
725 - 749	243	66,009,819.11	2.71
750 - 774	167	40,201,826.69	1.65
775 - 799	57	14,725,652.40	0.60
800 +	8	1,752,461.12	0.07
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Minimum: 500
Maximum: 815
Weighted Average: 622

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22. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0	3,537	746,058,839.63	30.58
12	255	62,879,466.35	2.58
24	7,532	1,563,955,341.56	64.09

36	328	67,179,099.00	2.75
Total:	**11,652**	**2,440,072,746.54**	**100.00**

Non-Zero Minimum: 12

Maximum: 36

Non-Zero Weighted Average: 24

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23. Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1st Lien	11,652	2,440,072,746.54	100.00
Total:	**11,652**	**2,440,072,746.54**	**100.00**

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Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
195,085.37	7.137	80.84	614
196,842.74	7.038	81.46	625
405,709.33	5.611	83.17	724
289,554.50	6.472	81.63	648
287,328.64	6.446	80.53	655
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
291,007.09	4.987	77.03	661
262,329.98	5.281	78.52	654
257,310.53	5.771	78.70	646
238,263.41	6.241	79.28	637
230,667.39	6.746	81.17	630
197,791.73	7.235	82.69	617
194,311.82	7.733	83.13	605
166,207.53	8.225	83.24	595
157,917.13	8.717	82.19	583
146,129.15	9.211	82.73	577
143,646.80	9.714	79.04	558
124,932.84	10.190	80.14	556
134,209.14	10.719	73.06	526
132,586.13	11.192	67.95	511
105,886.61	11.745	69.07	514
85,870.73	12.121	58.01	540
241,200.00	12.750	60.00	507
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
49,623.80	8.040	63.58	567
77,973.12	7.773	80.41	596
124,942.36	7.300	80.19	606
175,258.95	7.147	79.72	611
224,331.65	7.044	79.89	616
274,320.48	6.930	80.61	623
324,364.19	6.786	81.69	629
374,900.72	6.780	83.00	635
424,241.40	6.709	83.13	635
477,823.28	6.580	83.35	639
525,345.29	6.723	83.05	648
578,349.92	6.660	82.05	642
630,550.88	6.432	78.77	637
675,799.13	6.432	82.54	688
728,688.55	6.309	81.57	665
797,057.80	6.686	76.35	649
893,666.33	6.227	64.07	699
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
49,623.80	8.040	63.58	567

77,962.23	7.774	80.42	596
124,922.68	7.300	80.19	606
175,246.10	7.148	79.72	611
224,297.00	7.043	79.89	616
274,231.22	6.932	80.62	623
324,216.18	6.783	81.66	629
374,716.16	6.782	82.99	635
424,107.40	6.708	83.16	635
477,823.28	6.580	83.35	639
525,345.29	6.723	83.05	648
578,349.92	6.660	82.05	642
630,550.88	6.432	78.77	637
675,799.13	6.432	82.54	688
728,688.55	6.309	81.57	665
797,057.80	6.686	76.35	649
893,666.33	6.227	64.07	699
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
218,522.14	6.835	82.48	635
180,361.61	7.493	76.19	573
205,017.80	7.164	79.92	594
170,817.59	7.702	73.86	559
157,697.17	8.237	68.88	558
169,596.37	9.590	62.26	553
209,412.35	**6.994**	**81.02**	**622**

Avg.	Weighted	Weighted	

Cut-off Date Principal Balance ($)	Average Gross Interest Rate (%)	Average Combined Original LTV (%)	Weighted Average FICO Score
405,709.33	5.611	83.17	724
209,260.62	6.996	81.01	621
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
405,709.33	5.611	83.17	724
209,260.62	6.996	81.01	621
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
102,286.55	7.178	23.73	588
115,507.74	6.743	33.14	572
166,162.94	6.889	38.16	594
151,613.33	6.808	42.75	593
178,562.15	6.782	48.17	597

177,776.88	6.909	53.05	588
201,361.11	6.978	58.05	590
197,357.31	6.977	63.37	584
198,256.20	7.082	68.65	587
194,529.65	7.205	74.01	582
215,388.97	6.658	79.72	635
218,477.05	7.087	84.46	604
211,595.34	7.240	89.64	635
223,819.43	7.316	94.73	644
162,225.55	8.102	99.95	672
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
277,165.82	6.436	81.08	663
320,658.68	7.014	86.86	709
88,830.65	7.250	64.94	577
366,425.00	6.135	77.76	684
74,200.00	7.772	83.86	558
349,357.67	5.936	82.38	707
348,076.82	6.239	82.92	673
182,155.23	6.247	80.66	685
401,400.00	6.563	73.96	611
207,333.01	7.044	81.19	628
205,413.85	6.504	81.68	620
208,751.82	6.693	82.06	624
222,573.10	7.193	81.36	629
194,689.78	7.613	80.73	607
181,337.39	7.765	74.29	565
178,745.60	8.298	69.35	563
154,958.79	8.236	69.38	561
142,100.92	8.863	70.61	571
147,870.03	9.456	63.23	555
90,254.58	7.924	70.36	515
177,046.00	8.575	76.97	539
89,265.01	9.150	79.87	561
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
291,007.09	4.987	77.03	661
262,329.98	5.281	78.52	654
257,310.53	5.771	78.70	646
238,263.41	6.241	79.28	637
230,667.39	6.746	81.17	630
197,791.73	7.235	82.69	617
194,311.82	7.733	83.13	605
166,207.53	8.225	83.24	595
157,917.13	8.717	82.19	583
146,129.15	9.211	82.73	577
143,646.80	9.714	79.04	558
124,932.84	10.190	80.14	556
134,209.14	10.719	73.06	526
132,586.13	11.192	67.95	511
105,886.61	11.745	69.07	514
85,870.73	12.121	58.01	540
241,200.00	12.750	60.00	507
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score

191,933.02	5.160	78.94	662
271,993.90	5.020	76.53	657
265,104.22	5.302	78.70	656
256,331.07	5.781	78.70	645
238,187.79	6.247	79.27	637
230,591.84	6.750	81.17	630
197,566.00	7.236	82.71	617
194,299.64	7.734	83.16	605
166,635.39	8.229	83.27	595
158,324.69	8.720	82.19	583
145,295.39	9.211	82.69	577
142,585.18	9.717	78.97	558
124,932.84	10.190	80.14	556
134,209.14	10.719	73.06	526
132,586.13	11.192	67.95	511
105,886.61	11.745	69.07	514
85,870.73	12.121	58.01	540
241,200.00	12.750	60.00	507
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
181,083.62	7.251	79.50	607
209,463.20	6.995	81.02	621
323,277.93	5.800	82.95	717
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
176,704.46	7.279	79.50	607
209,463.20	6.995	81.02	621
405,709.33	5.611	83.17	724
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
405,709.33	5.611	83.17	724
71,847.51	7.150	94.92	621
428,571.90	5.625	79.83	721
168,801.98	7.758	89.62	677
231,443.07	6.736	81.60	632
281,997.52	6.268	82.88	638
231,986.73	6.628	81.36	624
206,862.06	6.881	80.98	622
201,671.90	7.281	80.79	617
297,030.88	8.683	83.26	697
158,617.77	7.259	81.42	616
238,347.66	6.816	80.52	628
208,178.15	6.747	81.39	635
210,955.35	7.083	81.25	629
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
289,049.76	6.597	79.34	630
161,694.17	7.491	81.43	608
285,195.10	7.066	81.51	628
253,500.59	7.281	82.37	619
258,714.02	6.976	80.99	634
180,467.27	7.214	83.03	622
228,803.29	6.979	81.38	625
211,729.13	7.155	80.20	601
199,446.56	6.889	81.89	612
159,372.83	6.952	83.49	624
127,230.67	7.758	83.15	606
120,459.83	7.541	81.44	606
306,730.48	6.440	78.76	648
181,038.12	6.721	83.08	621
204,470.34	7.418	80.87	605
136,240.05	7.460	83.16	609
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
212,491.82	6.921	80.78	618
180,658.34	7.705	83.56	658
208,996.64	7.702	81.63	650
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
200,951.67	6.984	80.74	617
232,265.00	6.990	82.10	625
265,950.96	7.142	82.07	642
198,585.60	6.852	80.46	636
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
209,099.55	7.036	79.18	603
216,677.57	6.953	83.63	652
182,140.69	6.862	82.80	615
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
231,212.23	7.267	81.05	636
187,194.90	6.723	80.89	606

256,599.41	6.821	81.93	617
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
159,959.18	8.397	73.17	512
168,303.86	7.995	75.84	536
182,281.99	7.330	78.56	562
200,441.19	7.023	80.19	587
211,472.23	6.808	82.16	613
223,222.99	6.723	82.58	637
231,780.65	6.732	83.17	661
245,054.62	6.579	83.28	686
257,285.27	6.513	83.34	711
271,645.35	6.548	83.29	736
240,729.50	6.830	83.75	760
258,344.78	6.740	84.91	785
219,057.64	6.394	74.47	809
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
210,929.84	7.380	82.02	624
246,586.14	7.267	81.27	633
207,641.44	6.813	80.55	619

204,814.33	6.669	80.63	637
209,412.35	**6.994**	**81.02**	**622**

Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
209,412.35	6.994	81.02	622
209,412.35	**6.994**	**81.02**	**622**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
FRM Loans

Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Cut-off Date Principal Balances ($)
5. Range of Original Principal Balances ($)
6. Credit Grade
7. Range of Stated Remaining Terms (months)
8. Stated Original Term (months)
9. Range of Combined Original LTV Ratios (%)
10. Range of Gross Margins (%)
11. Range of Minimum Mortgage Rates (%)
12. Range of Maximum Mortgage Rates (%)
13. Initial Periodic Cap (%)
14. Subsequent Periodic Cap (%)
15. Next Rate Adjustment Dates
16. Geographic Distribution of Mortgaged Properties
17. Occupancy
18. Property Type
19. Loan Purpose
20. Documentation Level
21. Credit Score
22. Prepayment Penalty Term
23. Lien Position

1. Summary Statistics

Aggregate Principal Balance ($): 551,251,232.23
Number of Mortgage Loans: 4,324
Average Principal Balance ($): 127,486.41
Weighted Average Current Mortgage Rate (%): 7.347
Weighted Average Net Mortgage Rate (%): 6.827
Weighted Average Credit Score: 628
Weighted Average Combined Original LTV (%): 78.44
Weighted Average Stated Remaining Term (months): 337
Weighted Average Stated Original Term (months): 338
Non-Zero Weighted Average Months to Roll (months): 0
Non-Zero Weighted Average Margin (%): 0.000
Non-Zero Weighted Average Initial Rate Cap (%): 0.000
Non-Zero Weighted Average Periodic Rate Cap (%): 0.000
Non-Zero Weighted Average Maximum Rate (%): 0.000
Non-Zero Weighted Average Minimum Rate (%): 0.000

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
5.000 - 5.499	1	119,867.41	0.02	119,867.41
5.500 - 5.999	417	81,552,913.42	14.79	195,570.54
6.000 - 6.499	573	111,936,979.28	20.31	195,352.49
6.500 - 6.999	737	116,466,307.31	21.13	158,027.55
7.000 - 7.499	392	55,548,014.01	10.08	141,704.12
7.500 - 7.999	476	61,844,115.30	11.22	129,924.61
8.000 - 8.499	236	28,637,590.17	5.20	121,345.72
8.500 - 8.999	223	20,277,245.26	3.68	90,929.35
9.000 - 9.499	125	9,906,860.25	1.80	79,254.88
9.500 - 9.999	200	11,832,631.59	2.15	59,163.16
10.000 - 10.499	226	12,837,108.92	2.33	56,801.37
10.500 - 10.999	352	20,904,845.91	3.79	59,388.77
11.000 - 11.499	184	9,744,092.41	1.77	52,957.02
11.500 - 11.999	135	7,220,462.30	1.31	53,484.91
12.000 - 12.499	39	1,951,948.69	0.35	50,049.97
12.500 - 12.999	7	397,250.00	0.07	56,750.00
13.500 - 13.999	1	73,000.00	0.01	73,000.00
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 5.450

Maximum: 13.850

Weighted Average: 7.347

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4. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0.01 - 50,000.00	647	24,085,755.40	4.37	37,226.82
50,000.01 - 100,000.00	1,541	113,462,072.81	20.58	73,628.86
100,000.01 - 150,000.00	893	110,215,095.36	19.99	123,421.16
150,000.01 - 200,000.00	542	94,176,931.29	17.08	173,758.18
200,000.01 - 250,000.00	272	60,468,427.54	10.97	222,310.40
250,000.01 - 300,000.00	157	42,890,113.26	7.78	273,185.43
300,000.01 - 350,000.00	125	40,163,725.99	7.29	321,309.81
350,000.01 - 400,000.00	55	20,412,378.75	3.70	371,134.16
400,000.01 - 450,000.00	36	15,289,716.96	2.77	424,714.36
450,000.01 - 500,000.00	29	13,873,762.24	2.52	478,405.59
500,000.01 - 550,000.00	10	5,280,246.04	0.96	528,024.60
550,000.01 - 600,000.00	8	4,636,512.29	0.84	579,564.04
600,000.01 - 650,000.00	2	1,264,918.84	0.23	632,459.42
650,000.01 - 700,000.00	2	1,365,662.34	0.25	682,831.17
700,000.01 - 750,000.00	5	3,665,913.12	0.67	733,182.62
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 18,979.60
Maximum: 750,000.00
Average: 127,486.41

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5. Range of Original Principal Balances ($)

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0.01 - 50,000.00	646	24,035,874.86	4.36	37,207.24
50,000.01 - 100,000.00	1,541	113,412,377.85	20.57	73,596.61
100,000.01 - 150,000.00	893	110,164,738.19	19.98	123,364.77
150,000.01 - 200,000.00	541	93,927,037.16	17.04	173,617.44
200,000.01 - 250,000.00	274	60,868,254.34	11.04	222,146.91
250,000.01 - 300,000.00	157	42,890,113.26	7.78	273,185.43
300,000.01 - 350,000.00	123	39,464,222.10	7.16	320,847.33

350,000.01 - 400,000.00	57	21,111,882.64	3.83	370,383.91
400,000.01 - 450,000.00	36	15,289,716.96	2.77	424,714.36
450,000.01 - 500,000.00	29	13,873,762.24	2.52	478,405.59
500,000.01 - 550,000.00	10	5,280,246.04	0.96	528,024.60
550,000.01 - 600,000.00	8	4,636,512.29	0.84	579,564.04
600,000.01 - 650,000.00	2	1,264,918.84	0.23	632,459.42
650,000.01 - 700,000.00	2	1,365,662.34	0.25	682,831.17
700,000.01 - 750,000.00	5	3,665,913.12	0.67	733,182.62
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 19,000.00

Maximum: 750,000.00

Average: 127,593.08

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6. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
AA	3,455	439,598,940.52	79.75	127,235.58
A-	239	30,458,591.93	5.53	127,441.81
A+	383	52,526,775.54	9.53	137,145.63
B	141	17,681,775.04	3.21	125,402.66
C	106	10,985,149.20	1.99	103,633.48
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
109 - 120	14	1,262,990.03	0.23	90,213.57
169 - 180	329	34,744,697.41	6.30	105,606.98
229 - 240	768	46,804,628.98	8.49	60,943.53
289 - 300	13	1,388,549.80	0.25	106,811.52

349 - 360	3,200	467,050,366.01	84.73	145,953.24
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 118
Maximum: 360
Weighted Average: 337

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8. Stated Original Term (months)

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
120	14	1,262,990.03	0.23	90,213.57
180	329	34,744,697.41	6.30	105,606.98
240	768	46,804,628.98	8.49	60,943.53
300	13	1,388,549.80	0.25	106,811.52
360	3,200	467,050,366.01	84.73	145,953.24
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 120
Maximum: 360
Weighted Average: 338

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9. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
<= 30.00	47	4,054,812.18	0.74	86,272.60
30.01 - 35.00	38	4,701,733.01	0.85	123,729.82
35.01 - 40.00	42	5,025,898.31	0.91	119,664.25
40.01 - 45.00	54	7,254,121.80	1.32	134,335.59
45.01 - 50.00	90	13,486,370.13	2.45	149,848.56
50.01 - 55.00	86	13,233,024.29	2.40	153,872.38
55.01 - 60.00	135	20,909,902.43	3.79	154,888.17
60.01 - 65.00	198	32,349,828.09	5.87	163,382.97

65.01 - 70.00	229	35,028,072.09	6.35	152,961.01
70.01 - 75.00	340	52,630,441.75	9.55	154,795.42
75.01 - 80.00	856	122,835,094.48	22.28	143,498.94
80.01 - 85.00	435	69,634,768.16	12.63	160,079.93
85.01 - 90.00	498	84,100,275.47	15.26	168,876.06
90.01 - 95.00	159	21,367,812.24	3.88	134,388.76
95.01 - 100.00	1,117	64,639,077.80	11.73	57,868.47
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 13.27
Maximum: 100.00
Weighted Average: 78.44

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10. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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11. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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12. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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13. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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14. Subsequent Periodic Cap (%)

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Avg. Cut-off

Subsequent Periodic Cap (%)	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Date Principal Balance ($)
Fixed Rate Loans	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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15. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	4,324	551,251,232.23	100.00	127,486.41
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 0
Maximum: 0
Weighted Average: 0

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16. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
California	1,032	173,140,060.02	31.41	167,771.38
Florida	490	53,162,565.00	9.64	108,495.03
Texas	465	39,771,688.40	7.21	85,530.51
New York	172	34,751,393.61	6.30	202,042.99
Massachusetts	165	27,574,853.73	5.00	167,120.33
New Jersey	106	16,897,877.12	3.07	159,413.94
Maryland	106	16,556,033.19	3.00	156,188.99
Hawaii	72	15,548,717.20	2.82	215,954.41

Pennsylvania	119	11,809,597.19	2.14	99,240.31
Nevada	81	11,570,400.61	2.10	142,844.45
Arizona	115	11,199,752.26	2.03	97,389.15
Ohio	109	10,435,564.49	1.89	95,739.12
Washington	92	10,154,735.47	1.84	110,377.56
Illinois	98	8,993,087.59	1.63	91,766.20
Connecticut	48	7,430,012.21	1.35	154,791.92
Other	1,054	102,254,894.14	18.55	97,016.03
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Number of States/District of Columbia Represented: 50

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17. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Primary	4,154	531,010,951.95	96.33	127,831.24
Investment	162	19,406,721.06	3.52	119,794.57
Second Home	8	833,559.22	0.15	104,194.90
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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18. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Single Family Residence	3,415	429,003,646.75	77.82	125,623.32
Planned Unit Development	409	48,505,589.15	8.80	118,595.57
2-4 Family	274	47,651,020.62	8.64	173,908.83
Condo	226	26,090,975.71	4.73	115,446.80
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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19. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Refinance - Cashout	2,597	386,334,913.47	70.08	148,762.00
Purchase	1,206	99,692,402.69	18.08	82,663.68
Refinance - Rate Term	521	65,223,916.07	11.83	125,189.86
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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20. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Full	2,797	350,497,513.41	63.58	125,311.95
Stated Documentation	1,332	170,246,316.64	30.88	127,812.55
Limited	195	30,507,402.18	5.53	156,448.22
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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21. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)

500 - 524	139	13,348,496.95	2.42	96,032.35
525 - 549	255	27,883,902.16	5.06	109,348.64
550 - 574	418	52,318,481.71	9.49	125,163.83
575 - 599	591	70,801,279.06	12.84	119,799.12
600 - 624	701	92,963,862.62	16.86	132,616.07
625 - 649	811	102,357,293.41	18.57	126,211.21
650 - 674	662	87,209,895.98	15.82	131,737.00
675 - 699	393	56,592,902.20	10.27	144,002.30
700 - 724	183	24,981,799.66	4.53	136,512.57
725 - 749	88	12,559,307.85	2.28	142,719.41
750 - 774	59	7,178,153.05	1.30	121,663.61
775 - 799	18	2,331,687.51	0.42	129,538.20
800 +	6	724,170.07	0.13	120,695.01
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Minimum: 500
Maximum: 810
Weighted Average: 628

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22. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0	1,151	109,180,971.44	19.81	94,857.49
12	204	39,323,369.07	7.13	192,761.61
24	505	33,255,053.27	6.03	65,851.59
36	2,464	369,491,838.45	67.03	149,956.10
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 33

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23. Lien Position

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date	Avg. Cut-off Date

Lien Position	Mortgage Loans	Principal Balance ($)	Principal Balance	Principal Balance ($)
1st Lien	3,230	491,294,192.52	89.12	152,103.47
2nd Lien	1,094	59,957,039.71	10.88	54,805.34
Total:	**4,324**	**551,251,232.23**	**100.00**	**127,486.41**

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Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
5.450	80.00	681
5.985	71.48	653
6.238	74.26	640
6.732	75.42	626
7.234	78.89	619
7.722	78.86	607
8.247	80.37	600
8.714	79.56	577
9.209	81.73	584
9.772	90.74	620
10.258	97.97	661
10.753	99.17	655
11.216	98.32	635
11.669	99.86	629
12.189	97.25	608
12.534	100.00	614
13.850	75.91	630
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.338	94.13	636
8.499	82.81	617
7.318	76.29	622
6.779	73.32	624
6.700	75.03	630
6.562	75.36	632
6.601	79.26	642
6.791	82.92	643
6.439	78.77	638
6.863	80.39	641
6.578	80.13	659
7.001	83.21	683
6.971	87.14	660
6.497	64.04	662
6.207	78.98	638
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.347	94.18	636
8.501	82.82	617
7.319	76.27	622
6.778	73.31	624
6.701	75.07	630
6.562	75.36	632
6.606	79.16	642

6.775	82.99	644
6.439	78.77	638
6.863	80.39	641
6.578	80.13	659
7.001	83.21	683
6.971	87.14	660
6.497	64.04	662
6.207	78.98	638
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.338	80.06	636
7.345	71.28	589
7.149	75.46	612
7.718	70.02	579
8.067	61.04	579
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.278	54.40	597
7.097	69.69	614
8.585	84.14	629
7.135	82.62	606

7.242	78.57	629
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.278	54.40	597
7.097	69.69	614
8.585	84.14	629
7.135	82.62	606
7.242	78.57	629
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.002	24.13	611
6.626	32.72	616
6.699	38.07	611
6.638	42.58	626
6.679	47.91	628
6.651	52.45	620
6.806	57.95	607
6.777	63.20	612

6.802	68.40	615
6.811	73.60	620
6.963	79.36	622
7.002	84.21	619
7.052	89.46	643
7.511	94.54	648
10.457	100.00	657
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average	Weighted Average	Weighted

Gross Interest Rate (%)	Combined Original LTV (%)	Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.347	78.44	628
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.100	75.34	640
7.500	78.85	613
7.689	80.14	597
7.205	76.12	639
7.097	77.32	638
7.704	76.93	616
7.197	79.07	614
6.974	78.72	652

7.448	81.09	610
7.178	76.92	626
7.255	82.74	627
7.406	82.87	616
7.401	83.95	648
8.262	84.28	625
6.999	80.16	639
7.642	81.75	623
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.324	78.43	627
7.919	78.85	650
8.763	69.21	575
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.293	77.85	624
7.568	82.54	630
7.462	77.96	655
7.610	81.27	638
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
6.977	74.75	622
8.967	91.61	653
7.063	80.14	626
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.137	78.57	619
7.804	78.04	646
7.211	79.15	631
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score

8.672	70.76	512
8.078	71.80	536
7.384	72.21	561
7.384	76.46	587
7.125	78.03	612
7.260	80.33	637
7.343	82.33	661
7.167	80.57	686
7.288	82.11	711
7.166	79.37	735
7.700	83.68	762
6.928	76.92	780
6.719	76.95	804
7.347	**78.44**	**628**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
8.081	81.28	617
7.268	76.40	638
9.916	95.28	651
6.907	76.30	628
7.347	**78.44**	**628**

Weighted Average Gross	Weighted Average Combined	Weighted Average

Interest Rate (%)	Original LTV (%)	FICO Score
6.936	75.81	625
10.717	99.92	656
7.347	**78.44**	**628**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
IO Loans

Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Cut-off Date Principal Balances ($)
5. Range of Original Principal Balances ($)
6. Credit Grade
7. Range of Stated Remaining Terms (months)
8. Stated Original Term (months)
9. Range of Combined Original LTV Ratios (%)
10. Range of Gross Margins (%)
11. Range of Minimum Mortgage Rates (%)
12. Range of Maximum Mortgage Rates (%)
13. Initial Periodic Cap (%)
14. Subsequent Periodic Cap (%)
15. Next Rate Adjustment Dates
16. Geographic Distribution of Mortgaged Properties
17. Occupancy
18. Property Type
19. Loan Purpose
20. Documentation Level
21. Credit Score
22. Prepayment Penalty Term
23. Lien Position

1. Summary Statistics

Aggregate Principal Balance ($): 507,567,669.56
Number of Mortgage Loans: 1,750
Average Principal Balance ($): 290,038.67
Weighted Average Current Mortgage Rate (%): 6.465
Weighted Average Net Mortgage Rate (%): 5.945
Weighted Average Credit Score: 649
Weighted Average Combined Original LTV (%): 81.59
Weighted Average Stated Remaining Term (months): 359
Weighted Average Stated Original Term (months): 360
Non-Zero Weighted Average Months to Roll (months): 24
Non-Zero Weighted Average Margin (%): 5.539
Non-Zero Weighted Average Initial Rate Cap (%): 1.511
Non-Zero Weighted Average Periodic Rate Cap (%): 1.511
Non-Zero Weighted Average Maximum Rate (%): 13.460
Non-Zero Weighted Average Minimum Rate (%): 6.465

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
ARM - 10 Year IO/1 Month	9	3,651,384.00
Interest Only ARM - 2 Year/6 Month	1,652	478,344,036.53
Interest Only ARM - 3 Year/6 Month	89	25,572,249.03
Total:	**1,750**	**507,567,669.56**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
4.500 - 4.999	24	8,169,800.00
5.000 - 5.499	122	40,160,395.00
5.500 - 5.999	373	116,549,448.00
6.000 - 6.499	379	109,862,942.37
6.500 - 6.999	416	121,021,576.19
7.000 - 7.499	206	53,534,767.00
7.500 - 7.999	141	36,791,083.00
8.000 - 8.499	50	12,039,741.00
8.500 - 8.999	33	8,553,617.00
9.000 - 9.499	4	732,050.00
9.500 - 9.999	1	81,000.00
10.500 - 10.999	1	71,250.00
Total:	**1,750**	**507,567,669.56**

Minimum: 4.890
Maximum: 10.500
Weighted Average: 6.465

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4. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
50,000.01 - 100,000.00	58	5,013,952.00
100,000.01 - 150,000.00	177	22,811,313.00
150,000.01 - 200,000.00	250	44,083,086.16
200,000.01 - 250,000.00	265	59,751,887.20
250,000.01 - 300,000.00	223	61,387,504.20
300,000.01 - 350,000.00	245	79,486,629.00
350,000.01 - 400,000.00	221	83,113,648.00
400,000.01 - 450,000.00	121	51,300,563.00
450,000.01 - 500,000.00	103	49,255,917.00
500,000.01 - 550,000.00	32	16,855,354.00
550,000.01 - 600,000.00	28	16,215,893.00
600,000.01 - 650,000.00	17	10,628,812.00
700,000.01 - 750,000.00	8	5,863,111.00
750,000.01 - 800,000.00	1	800,000.00
800,000.01 >=	1	1,000,000.00
Total:	**1,750**	**507,567,669.56**

Minimum: 52,250.00
Maximum: 1,000,000.00
Average: 290,038.67

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5. Range of Original Principal Balances ($)

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
50,000.01 - 100,000.00	58	5,013,952.00
100,000.01 - 150,000.00	177	22,811,313.00
150,000.01 - 200,000.00	250	44,083,086.16
200,000.01 - 250,000.00	265	59,751,887.20
250,000.01 - 300,000.00	223	61,387,504.20
300,000.01 - 350,000.00	245	79,486,629.00
350,000.01 - 400,000.00	221	83,113,648.00
400,000.01 - 450,000.00	121	51,300,563.00
450,000.01 - 500,000.00	103	49,255,917.00
500,000.01 - 550,000.00	32	16,855,354.00

550,000.01 - 600,000.00	28	16,215,893.00
600,000.01 - 650,000.00	17	10,628,812.00
700,000.01 - 750,000.00	8	5,863,111.00
750,000.01 - 800,000.00	1	800,000.00
800,000.01 >=	1	1,000,000.00
Total:	**1,750**	**507,567,669.56**

Minimum: 52,250.00
Maximum: 1,000,000.00
Average: 290,038.67

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6. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
AA	1,556	453,818,868.56
A-	59	16,787,481.00
A+	135	36,961,320.00
Total:	1,750	507,567,669.56

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
289 - 300	9	3,651,384.00
349 - 360	1,741	503,916,285.56
Total:	**1,750**	**507,567,669.56**

Minimum: 298
Maximum: 360
Weighted Average: 359

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8. Stated Original Term (months)

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
300	9	3,651,384.00
360	1,741	503,916,285.56
Total:	**1,750**	**507,567,669.56**

Minimum: 300
Maximum: 360
Weighted Average: 360

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9. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
30.01 - 35.00	1	345,500.00
35.01 - 40.00	3	1,330,000.00
40.01 - 45.00	8	1,289,750.00
45.01 - 50.00	8	1,464,000.00
50.01 - 55.00	15	3,134,500.00
55.01 - 60.00	22	5,747,500.00
60.01 - 65.00	34	9,744,800.00
65.01 - 70.00	60	18,241,510.00
70.01 - 75.00	66	18,697,505.00
75.01 - 80.00	884	246,703,139.53
80.01 - 85.00	215	70,019,875.03
85.01 - 90.00	321	98,275,376.00
90.01 - 95.00	113	32,574,214.00
Total:	**1,750**	**507,567,669.56**

Minimum: 34.72
Maximum: 95.00
Weighted Average: 81.59

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10. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
1.000 - 1.249	16	4,997,040.00
1.500 - 1.749	1	201,600.00
3.000 - 3.249	4	1,465,700.00
3.500 - 3.749	6	2,537,620.00
4.000 - 4.249	4	1,543,584.00
4.500 - 4.749	1	154,000.00
4.750 - 4.999	2	802,800.00
5.000 - 5.249	23	7,114,100.00
5.250 - 5.499	206	56,085,494.01
5.500 - 5.749	911	258,920,978.35
5.750 - 5.999	536	161,716,402.20
6.000 - 6.249	28	8,359,120.00
6.250 - 6.499	9	2,803,631.00
6.500 - 6.749	1	185,400.00
6.750 - 6.999	1	585,000.00
7.750 - 7.999	1	95,200.00
Total:	**1,750**	**507,567,669.56**

Non-Zero Minimum: 1.000

Maximum: 7.900

Non-Zero Weighted Average: 5.539

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11. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
4.500 - 4.999	24	8,169,800.00
5.000 - 5.499	122	40,160,395.00
5.500 - 5.999	373	116,549,448.00
6.000 - 6.499	379	109,862,942.37

6.500 - 6.999	416	121,021,576.19
7.000 - 7.499	206	53,534,767.00
7.500 - 7.999	141	36,791,083.00
8.000 - 8.499	50	12,039,741.00
8.500 - 8.999	33	8,553,617.00
9.000 - 9.499	4	732,050.00
9.500 - 9.999	1	81,000.00
10.500 - 10.999	1	71,250.00
Total:	**1,750**	**507,567,669.56**

Non-Zero Minimum: 4.890

Maximum: 10.500

Non-Zero Weighted Average: 6.465

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12. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
11.500 - 11.999	23	7,685,300.00
12.000 - 12.499	131	43,811,779.00
12.500 - 12.999	367	113,785,364.00
13.000 - 13.499	377	109,460,142.37
13.500 - 13.999	416	121,021,576.19
14.000 - 14.499	206	53,534,767.00
14.500 - 14.999	141	36,791,083.00
15.000 - 15.499	50	12,039,741.00
15.500 - 15.999	33	8,553,617.00
16.000 - 16.499	4	732,050.00
16.500 - 16.999	1	81,000.00
17.500 - 17.999	1	71,250.00
Total:	**1,750**	**507,567,669.56**

Non-Zero Minimum: 11.990

Maximum: 17.500

Non-Zero Weighted Average: 13.460

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13. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
1.5	1,741	503,916,285.56
3	9	3,651,384.00
Total:	**1,750**	**507,567,669.56**

Non-Zero Minimum: 1.500
Maximum: 3.000
Non-Zero Weighted Average: 1.511

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14. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
1.5	1,741	503,916,285.56
3	9	3,651,384.00
Total:	**1,750**	**507,567,669.56**

Non-Zero Minimum: 1.500
Maximum: 3.000
Non-Zero Weighted Average: 1.511

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15. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
Mar-05	9	3,651,384.00
Oct-06	2	439,200.00
Nov-06	7	1,719,016.00

Dec-06	187	56,775,344.13
Jan-07	720	208,101,151.00
Feb-07	736	211,309,325.40
Oct-07	1	196,000.00
Nov-07	2	324,652.03
Dec-07	8	1,899,050.00
Jan-08	37	11,126,429.00
Feb-08	41	12,026,118.00
Total:	**1,750**	**507,567,669.56**

Minimum: 20050301

Maximum: 20080201

Weighted Average: 20070124

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16. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
California	984	326,964,302.40
Florida	85	18,753,900.00
Nevada	66	17,564,871.03
New York	43	14,962,045.00
Massachusetts	46	14,828,050.00
Arizona	80	14,745,974.00
Washington	67	14,558,620.15
Colorado	49	9,577,971.00
New Jersey	31	9,525,440.00
Hawaii	23	8,688,550.00
Illinois	31	7,887,116.00
Maryland	23	6,679,475.00
Oregon	27	6,458,119.00
Virginia	24	6,140,632.00
Michigan	25	5,767,557.00
Other	146	24,465,046.98
Total:	**1,750**	**507,567,669.56**

Number of States/District of Columbia Represented: 43

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17. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
Primary	1,728	502,350,564.56
Second Home	19	3,930,105.00
Investment	3	1,287,000.00
Total:	**1,750**	**507,567,669.56**

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18. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
Single Family Residence	1,243	360,857,896.58
Planned Unit Development	243	69,260,513.98
2-4 Family	122	41,453,330.00
Condo	142	35,995,929.00
Total:	**1,750**	**507,567,669.56**

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19. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
Refinance - Cashout	794	236,957,811.02
Purchase	806	234,868,601.54
Refinance - Rate Term	150	35,741,257.00
Total:	**1,750**	**507,567,669.56**

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20. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
Full	1,013	279,555,532.36
Stated Documentation	616	188,648,705.20
Limited	121	39,363,432.00
Total:	**1,750**	**507,567,669.56**

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21. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
525 - 549	1	306,000.00
550 - 574	3	982,500.00
575 - 599	237	63,535,689.00
600 - 624	373	104,287,296.19
625 - 649	391	113,883,843.99
650 - 674	308	90,777,963.18
675 - 699	214	63,502,101.00
700 - 724	121	37,437,668.20
725 - 749	64	21,206,647.00
750 - 774	29	8,968,061.00
775 - 799	8	2,311,900.00
800 +	1	368,000.00
Total:	**1,750**	**507,567,669.56**

Minimum: 545
Maximum: 815
Weighted Average: 649

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22. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
0	283	82,394,959.00
12	49	14,815,780.00
24	1,355	392,527,533.53
36	63	17,829,397.03
Total:	**1,750**	**507,567,669.56**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 24

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23. Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)
1st Lien	1,750	507,567,669.56
Total:	**1,750**	**507,567,669.56**

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% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.72	405,709.33	5.611	83.17	724
94.24	289,554.50	6.472	81.63	648
5.04	287,328.64	6.446	80.53	655
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
1.61	340,408.33	4.984	78.29	662
7.91	329,183.57	5.291	80.05	661
22.96	312,465.01	5.766	79.42	658
21.64	289,875.84	6.257	80.37	646
23.84	290,917.25	6.730	81.72	646
10.55	259,877.51	7.232	84.49	641
7.25	260,929.67	7.740	86.26	644
2.37	240,794.82	8.261	88.33	642
1.69	259,200.52	8.689	86.59	633
0.14	183,012.50	9.360	91.77	630
0.02	81,000.00	9.800	90.00	635
0.01	71,250.00	10.500	95.00	627
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.99	86,447.45	6.997	81.64	637
4.49	128,877.47	6.713	79.53	642
8.69	176,332.34	6.662	80.10	641
11.77	225,478.82	6.655	80.20	647
12.09	275,280.29	6.468	80.99	651
15.66	324,435.22	6.364	81.32	646
16.37	376,079.86	6.407	82.53	651
10.11	423,971.60	6.378	83.57	652
9.70	478,212.79	6.331	83.82	651
3.32	526,729.81	6.297	81.38	656
3.19	579,139.04	6.674	82.55	661
2.09	625,224.24	6.186	80.37	645
1.16	732,888.88	6.254	82.90	677
0.16	800,000.00	5.990	80.00	626
0.20	##########	5.600	39.45	665
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.99	86,447.45	6.997	81.64	637
4.49	128,877.47	6.713	79.53	642
8.69	176,332.34	6.662	80.10	641
11.77	225,478.82	6.655	80.20	647
12.09	275,280.29	6.468	80.99	651
15.66	324,435.22	6.364	81.32	646
16.37	376,079.86	6.407	82.53	651
10.11	423,971.60	6.378	83.57	652
9.70	478,212.79	6.331	83.82	651
3.32	526,729.81	6.297	81.38	656

3.19	579,139.04	6.674	82.55	661
2.09	625,224.24	6.186	80.37	645
1.16	732,888.88	6.254	82.90	677
0.16	800,000.00	5.990	80.00	626
0.20	##########	5.600	39.45	665
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
89.41	291,657.37	6.447	81.77	652
3.31	284,533.58	6.633	77.99	614
7.28	273,787.56	6.602	80.99	632
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.72	405,709.33	5.611	83.17	724
99.28	289,440.72	6.471	81.58	649
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.72	405,709.33	5.611	83.17	724
99.28	289,440.72	6.471	81.58	649
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.07	345,500.00	6.500	34.72	647
0.26	443,333.33	5.546	38.83	660
0.25	161,218.75	5.860	42.22	657
0.29	183,000.00	6.383	47.70	640
0.62	208,966.67	6.083	52.84	638
1.13	261,250.00	6.273	57.82	629
1.92	286,611.76	6.083	63.53	637
3.59	304,025.17	6.249	68.39	636
3.68	283,295.53	6.344	73.54	629
48.60	279,075.95	6.304	79.79	657
13.80	325,673.84	6.360	84.51	641
19.36	306,153.82	6.804	89.51	643
6.42	288,267.38	7.323	94.77	647
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.98	312,315.00	6.341	80.91	666
0.04	201,600.00	7.700	80.00	687
0.29	366,425.00	6.135	77.76	684
0.50	422,936.67	5.668	82.36	722
0.30	385,896.00	6.282	85.76	681
0.03	154,000.00	7.200	80.00	645
0.16	401,400.00	6.563	73.96	611
1.40	309,308.70	6.394	81.56	635
11.05	272,259.68	6.161	81.10	638
51.01	284,216.22	6.336	81.91	645
31.86	301,709.71	6.784	81.60	658
1.65	298,540.00	6.634	76.82	640
0.55	311,514.56	6.762	79.40	632
0.04	185,400.00	6.300	80.00	690
0.12	585,000.00	6.150	78.00	600
0.02	95,200.00	6.600	80.00	666
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
1.61	340,408.33	4.984	78.29	662
7.91	329,183.57	5.291	80.05	661
22.96	312,465.01	5.766	79.42	658
21.64	289,875.84	6.257	80.37	646

23.84	290,917.25	6.730	81.72	646
10.55	259,877.51	7.232	84.49	641
7.25	260,929.67	7.740	86.26	644
2.37	240,794.82	8.261	88.33	642
1.69	259,200.52	8.689	86.59	633
0.14	183,012.50	9.360	91.77	630
0.02	81,000.00	9.800	90.00	635
0.01	71,250.00	10.500	95.00	627
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
1.51	334,143.48	4.990	77.87	657
8.63	334,441.06	5.318	80.31	666
22.42	310,041.86	5.769	79.35	657
21.57	290,345.21	6.257	80.34	646
23.84	290,917.25	6.730	81.72	646
10.55	259,877.51	7.232	84.49	641
7.25	260,929.67	7.740	86.26	644
2.37	240,794.82	8.261	88.33	642
1.69	259,200.52	8.689	86.59	633
0.14	183,012.50	9.360	91.77	630
0.02	81,000.00	9.800	90.00	635
0.01	71,250.00	10.500	95.00	627
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by				

Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
99.28	289,440.72	6.471	81.58	649
0.72	405,709.33	5.611	83.17	724
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
99.28	289,440.72	6.471	81.58	649
0.72	405,709.33	5.611	83.17	724
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.72	405,709.33	5.611	83.17	724
0.09	219,600.00	8.003	87.89	666
0.34	245,573.71	6.241	83.26	651

11.19	303,611.47	6.107	79.96	644
41.00	289,029.38	6.381	81.88	649
41.63	287,105.06	6.658	81.81	649
0.04	196,000.00	8.800	89.99	695
0.06	162,326.02	6.112	84.99	665
0.37	237,381.25	6.419	81.72	665
2.19	300,714.30	6.360	81.84	650
2.37	293,319.95	6.502	78.86	656
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
64.42	332,280.80	6.302	81.05	652
3.69	220,634.12	6.998	83.26	646
3.46	266,134.41	6.604	81.91	647
2.95	347,954.53	6.806	81.95	637
2.92	322,348.91	6.712	83.72	645
2.91	184,324.68	6.738	83.29	658
2.87	217,292.84	6.530	81.83	637
1.89	195,468.80	6.422	82.57	631
1.88	307,272.26	6.905	84.39	650
1.71	377,763.04	6.242	77.79	652
1.55	254,423.10	6.795	82.61	641
1.32	290,411.96	6.378	82.85	652
1.27	239,189.59	6.837	81.67	651
1.21	255,859.67	7.169	82.04	647
1.14	230,702.28	7.003	82.74	642
4.82	167,568.81	7.001	83.41	636
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of				

Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
98.97	290,712.13	6.452	81.59	649
0.77	206,847.63	7.489	81.63	687
0.25	429,000.00	8.374	82.83	666
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
71.10	290,312.06	6.416	81.41	647
13.65	285,022.69	6.607	82.95	649
8.17	339,781.39	6.715	82.23	659
7.09	253,492.46	6.385	80.01	655
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
46.68	298,435.53	6.485	80.90	639
46.27	291,400.25	6.444	82.13	661
7.04	238,275.05	6.468	82.63	643
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
55.08	275,967.95	6.174	81.48	640
37.17	306,247.90	6.888	81.19	665
7.76	325,317.62	6.500	84.24	638
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.06	306,000.00	8.750	85.00	545
0.19	327,500.00	6.422	64.36	569
12.52	268,083.08	6.525	82.00	590
20.55	279,590.61	6.615	81.11	613
22.44	291,263.03	6.453	81.78	637
17.88	294,733.65	6.504	81.71	662
12.51	296,738.79	6.357	81.87	687
7.38	309,402.22	6.297	81.60	711
4.18	331,353.86	6.187	81.87	735
1.77	309,243.48	6.266	79.76	760
0.46	288,987.50	5.782	81.23	784
0.07	368,000.00	6.400	80.00	815
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
16.23	291,148.27	7.033	82.58	650
2.92	302,362.86	6.875	80.85	658
77.34	289,688.22	6.341	81.52	648
3.51	283,006.30	6.213	79.12	657
100.00	**290,038.67**	**6.465**	**81.59**	**649**

% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
100.00	290,038.67	6.465	81.59	649
100.00	**290,038.67**	**6.465**	**81.59**	**649**

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Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
500	524	> 65%	151,326.74	3.68	8.447	0	512	40.85
525	549	> 65%	157,927.43	5.53	8.063	0	536	40.53
550	574	> 65%	169,950.92	8.86	7.405	0	562	40.68
575	599	> 70%	178,800.25	10.9	7.166	0	588	41.49
600	624	> 70%	190,087.48	13.49	6.922	0	613	40.62
625	649	> 70%	195,195.51	15.2	6.887	0	637	40.96
650	674	> 80%	180,826.40	6.53	7.313	0	661	40.51
675	699	> 80%	193,059.07	4.1	7.128	0	686	40.46
700	724	> 80%	198,028.46	2.13	7.155	0	711	40.03
725	749	> 85%	190,474.69	0.88	7.407	0	736	39.86
750	774	> 85%	174,897.09	0.64	7.772	0	761	39.26
775	799	> 85%	190,492.36	0.22	7.433	0	784	40.46
800	max	> 85%	120,771.83	0.02	7.662	0	806	38.61

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
60%	64%	> 50%	204,671.47	0.45	6.787	0.00	582	52.71
65%	69%	> 50%	187,757.02	0.55	7.196	0.00	581	52.58
70%	74%	> 50%	196,679.61	0.84	7.042	0.00	586	52.83
75%	79%	> 50%	185,288.94	0.82	7.177	0.00	581	52.89
80%	84%	> 50%	215,814.88	0.66	6.278	0.00	610	52.35
85%	89%	> 50%	213,407.59	0.36	6.758	0.00	606	52.17
90%	94%	> 50%	187,935.09	0.29	6.821	0.00	619	52.52
95%	99%	> 50%	180,667.06	0.14	7.149	0.00	646	51.99
100%	max	> 50%	51,221.68	0.01	10.589	0.00	644	53.41

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
20%	24%	< 525	133,800.11	0.23	8.279	0	514	22.87
25%	29%	< 550	132,929.02	0.9	8.109	0	529	27.84
30%	34%	< 575	143,208.20	2.37	7.795	0	543	32.67
35%	39%	< 600	162,608.99	5.45	7.49	0	561	37.62
40%	44%	< 625	182,367.45	10.75	7.351	0	577	42.66
45%	49%	< 650	199,336.39	22.42	7.192	0	594	47.78
50%	54%	< 675	189,202.24	4.38	6.956	0	584	52.46
55%	max	< 700	234,393.13	0.21	6.771	0	581	57.75

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
500	524	176,387.05	1.49	9.213	0	513	40.71

525	549	177,913.63	2.59	8.488	0	536	41.49
550	574	190,382.95	4.17	7.604	0	562	40.29
575	599	214,923.88	5.38	7.410	0	587	41.45
600	624	222,703.96	6.45	7.259	0	613	39.82
625	649	214,341.23	9.03	7.127	0	637	40.82
650	674	207,808.44	8.74	7.116	0	662	40.89
675	699	223,501.29	6.14	6.916	0	686	40.38
700	724	227,347.21	3.21	6.848	0	710	40.92
725	749	251,034.99	1.85	6.901	0	736	40.62
750	774	210,885.77	1.05	7.223	0	760	39.87
775	799	236,189.57	0.41	6.960	0	785	40.48
800 max		158,385.58	0.03	7.627	0	805	39.61

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI
500	524						
525	549	306,000.00	0.01	8.750	0.00	545	42.26
550	574	327,500.00	0.03	6.422	0.00	569	45.91
575	599	268,083.08	2.12	6.525	0.00	590	41.93
600	624	279,590.61	3.49	6.615	0.00	613	40.11
625	649	291,263.03	3.81	6.453	0.00	637	41.06
650	674	294,733.65	3.03	6.504	0.00	662	39.64
675	699	296,738.79	2.12	6.357	0.00	687	40.23
700	724	309,402.22	1.25	6.297	0.00	711	40.30
725	749	331,353.86	0.71	6.187	0.00	735	39.91
750	774	309,243.48	0.30	6.266	0.00	760	40.32
775	799	288,987.50	0.08	5.782	0.00	784	45.12
800 max		368,000.00	0.01	6.400	0.00	815	47.14

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
77.17	81.98	10.2	98.96	68.78	3.71	27.51	0
79.85	80.28	10.88	97.09	63.93	5.25	30.82	0.18
81.41	80.31	8.68	96.69	61.37	3.86	34.77	0.23
84.08	76.96	11.27	96.22	61.43	4.52	34.04	17.94
84.79	73.52	11.62	93.91	60.27	5.89	33.83	22.74
85.08	71.95	12.17	91.16	48.89	6.63	44.48	22.77
90.69	65.54	13.75	80.31	37.36	6.61	56.03	16.44
90.51	67.23	7.69	78.76	33.09	4.68	62.23	18.87
90.58	63.89	8.35	70	31.77	1.91	66.32	16.22
91.64	51.48	14.56	63.84	25.07	4.69	70.24	16.24
92.02	64.01	15.95	48.4	35.85	1.93	62.22	4.3
93.15	44.39	12.76	68.47	32.14	0	67.86	4.38
90.83	17.33	64.04	41.79	33.52	0	66.48	0

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
62.66	66.73	8.26	90.52	63.12	2.16	34.72	0.00
67.20	76.67	7.27	88.85	60.28	3.33	36.40	0.00
72.38	76.93	7.92	91.76	62.49	4.56	32.94	1.47
75.59	77.76	7.48	88.18	63.04	6.69	30.27	0.45
81.24	76.97	7.16	96.52	83.45	9.13	7.42	16.57
86.56	80.62	7.60	93.65	79.33	11.82	8.84	13.02
90.15	80.20	9.60	78.92	81.05	3.96	14.99	9.58
95.00	81.95	0.00	90.90	76.99	1.62	21.38	2.72
100.00	74.00	19.52	100.00	45.36	0.00	54.64	0.00

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
71.83	84.61	11.08	98.18	70.93	13.45	15.62	0
73.58	84.92	8.69	99	73.42	3.32	23.26	0
75.88	84.46	7.74	96.56	71.57	5.68	22.75	0
77.77	83.46	8.34	97.89	61.86	3.3	34.84	5.53
79.46	76.24	11.39	96.3	57.18	4.29	38.53	11.4
81.6	73.27	11.82	94.82	54.85	4.15	41	16.15
71.27	77.36	7.62	91.74	68.12	5.17	26.7	3.69
71.69	71.3	9.16	92.55	72.41	16.1	11.49	17.76

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA
72.35	82.07	9.54	98.27	0	10.74	89.26	0.00	36.51

73.84	78.95	8.16	95.92	0	13.18	86.82	0.40	36.20
75.80	78.97	7.74	94.88	0	9.68	90.32	0.00	35.54
78.81	75.40	9.80	93.99	0	11.51	88.49	5.17	39.43
80.87	71.46	10.70	90.06	0	13.63	86.37	20.45	41.07
81.69	72.86	9.72	87.73	0	12.04	87.96	19.03	43.71
83.30	65.89	13.21	85.16	0	9.68	90.32	19.63	43.39
82.79	68.87	8.18	84.99	0	6.32	93.68	21.01	46.15
83.23	62.17	9.67	82.04	0	2.89	97.11	21.51	51.72
83.16	58.93	11.61	80.01	0	2.86	97.14	20.93	52.73
83.74	71.96	9.56	73.28	0	2.98	97.02	17.47	44.08
83.64	50.27	7.61	66.42	0	1.34	98.66	7.44	40.87
84.75	37.95	62.05	63.01	0	0.00	100.00	0.00	0.00

Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA
85.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00	0.00
64.36	100.00	0.00	100.00	100.00	0.00	0.00	100.00	100.00
82.00	77.80	13.88	99.36	86.91	11.15	1.94	100.00	56.06
81.11	70.60	13.84	98.83	62.18	8.50	29.32	100.00	59.14
81.78	71.59	15.02	99.93	54.87	8.78	36.34	100.00	65.23
81.71	70.89	12.31	98.89	43.48	8.65	47.87	100.00	69.49
81.87	67.32	11.57	99.37	39.21	5.49	55.31	100.00	66.49
81.60	69.91	13.57	97.47	44.88	2.65	52.47	100.00	67.83
81.87	65.27	17.29	97.99	45.26	1.66	53.08	100.00	74.77
79.76	59.64	18.33	96.04	38.79	6.36	54.85	100.00	70.99
81.23	92.91	0.00	100.00	60.50	7.09	32.41	100.00	64.03
80.00	100.00	0.00	0.00	100.00	0.00	0.00	100.00	0.00

% NY	% FL
7.79	11.52

5.46	9.14
10.04	11.31
7.94	9.27
7.91	9.25
7.34	6.61
7.87	6.63
6.71	4.85
8.86	4.33
11.91	6.07
5.60	9.09
18.47	3.85
0.00	11.01

% NY	% FL
100.00	0.00
0.00	0.00
2.87	3.91
4.67	4.39
3.26	3.04
1.52	3.73
2.11	4.87
1.59	2.35
4.36	1.80
0.00	5.49
0.00	0.00
0.00	0.00

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

1. FICO Spreadsheet Request

FICO Spreadsheet Request	Count	Balance	% of Balance	Gross Rate	Gross Margin
500 - 500	33	4,643,824	0.16	8.443	5.959
501 - 510	358	52,047,645	1.74	8.550	5.942
511 - 520	386	58,783,878	1.97	8.464	5.864
521 - 530	516	83,250,087	2.78	8.003	5.768
531 - 540	490	78,358,351	2.62	8.053	5.880
541 - 550	514	78,944,244	2.64	7.877	5.748
551 - 560	773	127,520,660	4.26	7.340	5.718
561 - 570	732	127,169,792	4.25	7.307	5.703
571 - 580	698	117,828,907	3.94	7.344	5.715
581 - 590	1007	181,846,643	6.08	7.024	5.624
591 - 600	884	160,920,410	5.38	7.015	5.588
601 - 610	980	178,995,550	5.98	6.911	5.610
611 - 620	945	184,165,456	6.16	6.818	5.566
621 - 630	1057	201,454,709	6.73	6.917	5.613
631 - 640	1087	210,818,216	7.05	6.831	5.593
641 - 650	1060	206,787,145	6.91	6.775	5.592
651 - 660	884	171,312,479	5.73	6.899	5.578
661 - 670	789	164,264,143	5.49	6.829	5.600
671 - 680	607	120,467,183	4.03	6.810	5.596
681 - 690	540	115,286,905	3.85	6.734	5.579
691 - 700	399	88,856,861	2.97	6.615	5.563
701 - 710	292	66,156,919	2.21	6.558	5.543
711 - 720	229	49,145,620	1.64	6.765	5.479
721 - 730	183	43,071,126	1.44	6.684	5.581
731 - 740	124	30,500,683	1.02	6.636	5.575
741 - 750	109	25,312,458	0.85	6.634	5.420
751 - 760	103	22,200,628	0.74	6.896	5.609
761 - 770	86	16,838,980	0.56	7.149	5.538
771 - 780	57	12,087,471	0.40	6.839	5.611
781 - 790	23	5,676,053	0.19	6.604	5.086
791 - 800	17	4,134,320	0.14	6.922	5.442
801 - 810	11	1,681,733	0.06	6.888	5.616
811 - 820	3	794,898	0.03	5.644	5.342
Total:	**15976**	**2,991,323,979**	**100.00**	**7.059**	**5.633**

Top

Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV
15.347	8.347	0.52	355	355	356	1.500	1.500	24	76.10
15.510	8.518	0.52	356	356	357	1.496	1.496	24	73.73
15.458	8.466	0.52	356	356	357	1.496	1.496	24	72.13
14.936	7.937	0.52	357	357	357	1.499	1.499	24	74.82
15.057	8.065	0.52	356	356	357	1.496	1.496	23	74.19
14.869	7.876	0.52	355	355	356	1.496	1.496	24	76.48
14.314	7.319	0.52	356	356	357	1.498	1.498	24	76.84
14.313	7.316	0.52	353	353	354	1.501	1.497	24	77.72
14.328	7.338	0.52	354	354	355	1.495	1.495	24	78.45
13.955	6.961	0.52	356	356	357	1.497	1.497	24	79.29
13.926	6.929	0.52	353	353	354	1.498	1.498	24	80.50
13.836	6.848	0.52	354	354	355	1.494	1.494	24	80.99
13.744	6.747	0.52	356	356	357	1.498	1.498	24	80.95
13.835	6.842	0.52	355	355	356	1.496	1.496	24	82.23
13.720	6.728	0.52	355	355	356	1.496	1.496	24	82.41
13.649	6.652	0.52	355	355	356	1.498	1.498	24	82.19
13.755	6.757	0.52	354	354	355	1.499	1.499	24	83.16
13.699	6.703	0.52	354	354	355	1.498	1.498	24	83.02
13.722	6.723	0.52	356	356	356	1.499	1.499	24	82.33
13.574	6.581	0.52	355	355	356	1.508	1.508	24	82.95
13.483	6.489	0.52	355	355	356	1.508	1.508	24	82.75
13.424	6.438	0.52	356	356	357	1.521	1.521	23	82.83
13.531	6.539	0.52	355	355	356	1.496	1.496	24	83.29
13.646	6.646	0.52	357	357	358	1.503	1.499	24	82.38
13.527	6.527	0.52	358	358	359	1.500	1.500	24	83.76
13.538	6.558	0.52	354	354	355	1.587	1.587	22	82.77
13.781	6.781	0.52	356	356	357	1.500	1.500	24	83.38
13.923	6.970	0.52	354	354	354	1.549	1.549	23	83.77
13.804	6.804	0.52	356	356	357	1.500	1.500	24	85.01
13.518	6.518	0.52	358	358	358	1.500	1.500	23	82.49
13.933	6.933	0.52	354	354	355	1.500	1.500	26	83.33
14.016	7.016	0.52	355	355	356	1.500	1.500	23	76.98
12.644	5.644	0.52	359	359	360	1.500	1.500	23	71.42
13.988	**6.994**	**0.52**	**355**	**355**	**356**	**1.500**	**1.500**	**24**	**80.54**

Known FICOs	Avg Balance	LTV>80w MI
500	140,722	0
506	145,384	0
516	152,290	0
526	161,337	0
536	159,915	0
546	153,588	0
555	164,969	0
566	173,729	0
576	168,809	0
585	180,583	0
596	182,037	0
606	182,649	0
616	194,884	0
625	190,591	0
635	193,945	0
645	195,082	0
655	193,792	0
665	208,193	0
675	198,463	0
685	213,494	0
695	222,699	0
705	226,565	0
715	214,610	0
725	235,361	0
735	245,973	0
746	232,224	0
755	215,540	0
765	195,802	0
775	212,061	0
785	246,785	0
795	243,195	0
805	152,885	0
815	264,966	0
623	**187,239**	**0**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
FICO Less Than 550

Table of Contents

1. Purpose
2. Range of Combined Original LTV Ratios (%)
3. Documentation Level
4. Geographic Distribution by State

1. Purpose

Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Purchase	248	32,260,442	9.44	8.759
Refinance - Rate Term	188	26,891,271	7.87	8.099
Refinance - Cashout	1,782	282,549,733	82.69	8.116
Total:	**2,218**	**341,701,447**	**100.00**	**8.175**

Top

2. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
10.01 - 15.00	4	245,886	0.07	8.503
15.01 - 20.00	3	149,882	0.04	8.150
20.01 - 25.00	8	773,699	0.23	8.436
25.01 - 30.00	9	723,212	0.21	8.017
30.01 - 35.00	15	1,828,176	0.54	7.229
35.01 - 40.00	24	3,201,612	0.94	7.917
40.01 - 45.00	24	2,562,941	0.75	8.043
45.01 - 50.00	35	4,708,159	1.38	7.833
50.01 - 55.00	63	8,695,826	2.54	8.053

55.01 - 60.00	91	15,263,326	4.47	8.053
60.01 - 65.00	166	27,874,911	8.16	8.029
65.01 - 70.00	204	33,730,253	9.87	8.273
70.01 - 75.00	392	59,516,419	17.42	8.336
75.01 - 80.00	672	101,542,510	29.72	8.208
80.01 - 85.00	438	69,158,202	20.24	8.136
85.01 - 90.00	70	11,726,432	3.43	7.991
Total:	**2,218**	**341,701,447**	**100.00**	**8.175**

Minimum: 13.27
Maximum: 90.00
Weighted Average: 74.33

Top

3. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Full	1,531	219,859,479	64.34	7.855
Stated Documentation	614	106,871,367	31.28	8.862
Limited	73	14,970,601	4.38	7.973
Total:	**2,218**	**341,701,447**	**100.00**	**8.175**

Top

4. Geographic Distribution by State

Geographic Distribution by State	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Alabama	26	2,067,473	0.61	9.307
Alaska	5	800,131	0.23	8.126
Arizona	44	5,932,998	1.74	7.963
Arkansas	5	622,802	0.18	8.058
California	451	100,583,623	29.44	7.778
Colorado	21	3,239,204	0.95	7.566
Connecticut	15	3,070,746	0.90	8.379

Delaware	4	437,700	0.13	7.482
District of Columbia	17	3,188,265	0.93	8.202
Florida	281	38,198,525	11.18	8.304
Georgia	48	5,704,744	1.67	8.750
Hawaii	18	5,445,414	1.59	7.360
Idaho	9	975,830	0.29	8.646
Illinois	83	12,103,196	3.54	8.300
Indiana	27	3,085,696	0.90	8.331
Iowa	7	693,704	0.20	9.047
Kansas	12	1,041,297	0.30	8.546
Kentucky	14	1,063,069	0.31	8.238
Louisiana	18	1,499,447	0.44	8.494
Maine	10	1,515,044	0.44	7.532
Maryland	74	13,469,145	3.94	8.216
Massachusetts	51	10,374,429	3.04	7.932
Michigan	96	9,920,259	2.90	8.835
Minnesota	18	2,881,346	0.84	8.527
Mississippi	12	1,064,918	0.31	8.619
Missouri	42	3,767,528	1.10	8.802
Montana	6	993,947	0.29	9.244
Nebraska	5	370,024	0.11	9.649
Nevada	46	8,014,984	2.35	7.998
New Hampshire	5	812,118	0.24	8.123
New Jersey	83	17,698,050	5.18	8.397
New Mexico	22	2,967,764	0.87	8.949
New York	66	14,482,291	4.24	8.288
North Carolina	26	3,141,465	0.92	8.765
North Dakota	1	251,413	0.07	7.500
Ohio	63	5,717,252	1.67	8.480
Oklahoma	13	1,034,300	0.30	8.158
Oregon	13	1,771,804	0.52	8.037
Pennsylvania	68	6,892,098	2.02	8.092
Rhode Island	4	1,058,412	0.31	8.127
South Carolina	26	3,909,814	1.14	8.796
Tennessee	30	3,204,251	0.94	8.742
Texas	210	17,480,672	5.12	8.720
Utah	2	369,500	0.11	8.876
Vermont	1	105,761	0.03	8.500
Virginia	37	5,982,440	1.75	8.520
Washington	39	7,266,162	2.13	8.004
West Virginia	5	396,770	0.12	8.158
Wisconsin	38	4,853,797	1.42	8.247
Wyoming	1	179,828	0.05	6.200
Total:	**2,218**	**341,701,447**	**100.00**	**8.175**

Number of States Represented: 50

Top

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
359	79.52	529
355	79.78	526
356	73.22	526
356	**74.33**	**527**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
359	13.83	539
299	18.47	526
335	22.51	531
324	27.50	527
332	32.98	522
347	37.70	531
342	42.85	526
356	48.35	529
356	52.96	527

352	58.07	526
357	63.58	526
357	68.78	526
356	74.27	524
356	79.51	522
357	84.64	533
358	89.64	540
356	**74.33**	**527**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
355	74.91	526
357	72.94	528
357	75.84	528
356	**74.33**	**527**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
350	80.15	527
359	79.40	528
360	75.97	529
359	82.45	536
358	71.43	526
359	79.33	531
359	76.35	524

360	79.85	531
360	68.18	524
357	74.81	526
359	78.46	527
356	73.17	530
360	80.88	521
359	75.64	526
359	78.50	533
360	83.66	527
359	82.50	525
329	79.04	521
326	80.23	527
359	69.75	532
355	72.08	526
359	68.09	528
358	77.32	526
359	73.26	520
350	81.80	523
355	78.72	525
360	75.08	537
359	75.31	519
359	75.64	529
360	73.19	523
353	74.70	526
359	80.80	528
357	73.97	527
359	77.40	522
359	85.00	548
353	78.29	525
359	80.64	534
359	79.63	530
349	77.64	528
359	69.88	517
359	77.95	528
351	75.92	525
333	76.89	527
360	76.89	531
359	85.00	547
358	73.86	526
359	77.69	527
360	72.58	521
359	78.53	529
359	74.38	539
356	**74.33**	**527**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

Table of Contents

1. Credit Score
2. Range of Combined Original LTV Ratios (%)
3. Range of Cut-off Date Principal Balances ($)
4. Geographic Distribution of Mortgaged Properties
5. Documentation Level
6. Loan Purpose
7. Occupancy
8. Product Types
9. Property Type
10. Occupancy - Non Owner Occupied
11. Property Type 2-4 Family
12. Back Ratio
13. Prepayment Penalty Term
14. Lien Position
15. Interest Only Term

1. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
500 - 524	920	138,276,616	4.62	8.424
525 - 549	1,298	203,424,831	6.80	8.006
550 - 574	1,836	310,794,343	10.39	7.339
575 - 599	2,243	401,930,118	13.44	7.086
600 - 624	2,468	466,635,293	15.60	6.871
625 - 649	2,655	513,980,493	17.18	6.830
650 - 674	2,036	405,676,505	13.56	6.863
675 - 699	1,244	265,134,386	8.86	6.704
700 - 724	630	139,988,317	4.68	6.652
725 - 749	331	78,569,127	2.63	6.647
750 - 774	226	47,379,980	1.58	6.962
775 - 799	75	17,057,340	0.57	6.766
800 +	14	2,476,631	0.08	6.489
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

Non-Zero Minimum: 500
Maximum: 815
Non-Zero Weighted Average: 623

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2. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
10.01 - 15.00	6	410,613	0.01	7.882
15.01 - 20.00	15	1,224,321	0.04	6.645
20.01 - 25.00	25	2,439,561	0.08	7.120
25.01 - 30.00	39	3,867,206	0.13	7.124
30.01 - 35.00	69	8,282,473	0.28	6.677
35.01 - 40.00	90	13,001,720	0.43	6.815
40.01 - 45.00	120	17,260,602	0.58	6.737
45.01 - 50.00	190	31,342,586	1.05	6.738
50.01 - 55.00	231	39,010,672	1.30	6.821
55.01 - 60.00	369	68,028,401	2.27	6.925
60.01 - 65.00	607	113,068,966	3.78	6.920
65.01 - 70.00	805	149,223,645	4.99	7.016
70.01 - 75.00	1,220	223,816,531	7.48	7.112
75.01 - 80.00	4,800	972,329,192	32.50	6.697
80.01 - 85.00	2,207	456,776,098	15.27	7.074
85.01 - 90.00	3,026	619,013,295	20.69	7.214
90.01 - 95.00	862	178,712,871	5.97	7.339
95.01 - 100.00	1,295	93,515,226	3.13	9.729
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

Minimum: 11.44

Maximum: 100.00

Weighted Average: 80.54

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3. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
1 - 25,000	76	1,713,068	0.06	10.875
25,001 - 50,000	657	26,640,335	0.89	9.936

50,001 - 75,000	1,669	104,367,827	3.49	8.537
75,001 - 100,000	1,894	166,755,890	5.57	7.790
100,001 - 125,000	1,805	203,451,328	6.80	7.386
125,001 - 150,000	1,625	223,742,546	7.48	7.231
150,001 - 175,000	1,291	209,717,800	7.01	7.087
175,001 - 200,000	1,222	229,894,516	7.69	7.051
200,001 - 225,000	979	208,604,744	6.97	7.009
225,001 - 250,000	767	182,528,530	6.10	6.970
250,001 - 275,000	671	175,663,757	5.87	6.874
275,001 - 300,000	603	173,642,328	5.80	6.896
300,001 - 325,000	529	165,326,917	5.53	6.729
325,001 - 350,000	447	150,870,732	5.04	6.799
350,001 - 375,000	368	132,849,811	4.44	6.782
375,001 - 400,000	363	140,995,455	4.71	6.780
400,001 - 425,000	218	89,962,536	3.01	6.753
425,001 - 450,000	181	79,326,808	2.65	6.607
450,001 - 475,000	140	64,754,364	2.16	6.552
475,001 - 500,000	166	81,476,446	2.72	6.652
500,001 - 750,000	297	172,371,954	5.76	6.608
750,001 - 1,000,000	8	6,666,288	0.22	6.501
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

Minimum: 18,980
Maximum: 1,000,000
Average: 187,239

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4. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
California	4,357	1,134,230,505	37.92	6.673
Florida	1,539	222,779,752	7.45	7.493
New York	698	184,764,019	6.18	7.092
New Jersey	622	147,704,182	4.94	7.329
Massachusetts	591	137,787,028	4.61	7.000
Illinois	664	111,137,561	3.72	7.299
Texas	869	88,437,459	2.96	7.607
Nevada	382	80,440,191	2.69	7.008
Maryland	366	71,605,606	2.39	7.165
Arizona	439	62,836,550	2.10	7.006
Washington	351	61,811,394	2.07	6.973
Michigan	493	58,689,912	1.96	7.803
Hawaii	194	52,969,836	1.77	6.597
Ohio	402	42,255,515	1.41	7.622
Pennsylvania	345	40,206,988	1.34	7.420

Other	3,664	493,667,482	16.50	7.414
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

Number of States/District of Columbia Represented: 51

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5. Documentation Level

Documentation Level	**Number of Mortgage Loans**	**Aggregate Cut-off Date Principal Balance ($)**	**% of Mortgage Pool by Aggregate Cut-off Date Principal Balance**	**Weighted Average Gross Interest Rate (%)**
Full	8,829	1,479,657,133	49.46	6.821
Stated Documentation	6,499	1,364,919,911	45.63	7.334
	648	146,746,935	4.91	6.902
	15,976	**2,991,323,979**	**100.00**	**7.059**

6. Loan Purpose

Loan Purpose	**Number of Mortgage Loans**	**Aggregate Cut-off Date Principal Balance ($)**	**% of Mortgage Pool by Aggregate Cut-off Date Principal Balance**	**Weighted Average Gross Interest Rate (%)**
Refinance - Cashout	9,288	1,785,419,982	59.69	7.023
Purchase	5,184	961,635,785	32.15	7.161
Refinance - Rate Term	1,504	244,268,212	8.17	6.916
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

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7. Occupancy

			% of Mortgage Pool by	

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Primary	14,572	2,744,750,710	91.76	6.999
Investment	1,276	220,660,113	7.38	7.724
Second Home	128	25,913,156	0.87	7.736
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

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8. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Fixed - 10 Year	14	1,262,990	0.04	7.278
Fixed - 15 Year	329	34,744,697	1.16	7.097
Fixed - 20 Year	768	46,804,629	1.56	8.585
Fixed - 25 Year	13	1,388,550	0.05	7.135
Fixed - 30 Year	3,200	467,050,366	15.61	7.242
ARM - 2 Year/6 Month	9,464	1,846,287,958	61.72	7.137
ARM - 3 Year/6 Month	438	86,217,119	2.88	7.038
ARM - 10 Year IO/1 Month	9	3,651,384	0.12	5.611
Interest Only ARM - 2 Year/6 Month	1,652	478,344,037	15.99	6.472
Interest Only ARM - 3 Year/6 Month	89	25,572,249	0.85	6.446
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

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9. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)

Single Family Residence	12,205	2,195,368,785	73.39	7.044
Planned Unit Development	1,567	317,468,454	10.61	7.079
2-4 Family	1,259	309,612,720	10.35	7.191
Condo	945	168,874,020	5.65	6.969
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

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10. Occupancy - Non Owner Occupied

Occupancy - Non Owner Occupied	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Investment	1,276	220,660,113	89.49	7.724
Second Home	128	25,913,156	10.51	7.736
Total:	**1,404**	**246,573,268**	**100.00**	**7.725**

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11. Property Type 2-4 Family

Property Type 2-4 Family	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
2-4 Family	1,259	309,612,720	100.00	7.191
Total:	**1,259**	**309,612,720**	**100.00**	**7.191**

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12. Back Ratio

		Aggregate	% of Mortgage Pool by Aggregate	Weighted

Back Ratio	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)
<= 0.00	13	2,153,195	0.07	7.582
0.01 - 5.00	46	8,303,116	0.28	6.971
5.01 - 10.00	43	9,167,546	0.31	7.330
10.01 - 15.00	125	18,525,890	0.62	7.355
15.01 - 20.00	332	45,840,441	1.53	7.100
20.01 - 25.00	710	103,283,557	3.45	7.132
25.01 - 30.00	1,204	182,100,897	6.09	7.054
30.01 - 35.00	1,796	309,385,257	10.34	7.090
35.01 - 40.00	2,630	490,881,825	16.41	7.042
40.01 - 45.00	3,434	671,017,668	22.43	7.061
45.01 - 50.00	4,868	1,003,368,270	33.54	7.063
50.01 - 55.00	748	140,632,735	4.70	6.905
55.01 - 60.00	26	6,307,613	0.21	6.801
70.01 - 75.00	1	355,969	0.01	7.200
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

Minimum: 0.09
Maximum: 74.56
Weighted Average: 40.62

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13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
0	4,688	855,239,811	28.59	7.469
12	459	102,202,835	3.42	7.268
24	8,037	1,597,210,395	53.39	6.877
36	2,792	436,670,937	14.60	6.871
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 26

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14. Lien Position

			% of	

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
1st Lien	14,882	2,931,366,939	98.00	6.984
2nd Lien	1,094	59,957,040	2.00	10.717
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

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15. Interest Only Term

Interest Only Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
0	14,226	2,483,756,309	83.03	7.180
24	1,649	477,550,037	15.96	6.472
36	82	23,478,249	0.78	6.438
60	10	2,888,000	0.10	6.542
120	9	3,651,384	0.12	5.611
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**

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Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
357	72.94	512
355	75.28	536
355	77.49	562
355	79.53	587
355	81.34	612
355	82.13	637
354	82.99	661
355	82.70	686
356	83.12	711
357	82.66	735
355	83.74	760
357	83.81	784
357	75.19	808
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
360	13.37	564
297	18.30	633
326	22.71	599
317	27.60	594
321	32.90	597
345	38.12	601
344	42.68	607
344	48.06	610
350	52.85	599
349	58.02	595
354	63.32	592
355	68.59	594
354	73.91	591
357	79.67	634
356	84.42	607
358	89.62	636
358	94.71	645
332	99.98	662
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
239	100.00	638
275	88.86	624

343	82.30	601
348	80.87	607
351	79.79	608
355	78.64	612
356	78.75	613
356	77.98	614
357	79.06	617
358	79.23	619
357	79.92	622
359	80.01	625
358	81.12	627
359	81.66	635
359	82.91	635
359	83.07	637
359	82.97	634
356	82.47	638
358	84.01	639
358	82.32	640
357	81.63	648
359	71.41	669
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
357	78.73	631
353	80.81	609
356	80.49	630
356	81.74	619
356	80.25	635
357	83.13	622
338	80.86	602
356	80.74	625
354	79.94	604
354	83.36	624
356	82.23	617
357	82.98	606
355	78.75	649
355	85.17	605
349	82.66	603

353	82.50	614
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
354	80.34	609
356	80.67	638
355	81.35	620
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
355	78.22	607
357	84.46	652
352	82.09	618
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
355	80.33	620
358	83.15	658
359	81.23	648
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
119	54.40	597
179	69.69	614
239	84.14	629
299	82.62	606
359	78.57	629
359	80.84	614
359	81.46	625
299	83.17	724
359	81.63	648
359	80.53	655
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score

355	80.18	618
356	82.17	626
357	81.43	644
356	80.59	636
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
358	83.15	658
359	81.23	648
358	**82.95**	**657**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
357	81.43	644
357	**81.43**	**644**

Weighted	Weighted	

Average Remaining Term (months)	Average Combined Original LTV	Weighted Average FICO Score
357	78.10	585
359	84.15	616
359	81.13	634
351	77.40	622
353	75.34	619
354	77.70	619
352	77.18	615
355	79.97	623
355	80.86	624
356	81.51	626
356	82.42	626
352	71.40	593
353	72.45	595
359	75.00	556
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
355	81.92	623
352	79.39	635
358	80.85	620
344	76.96	630
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
356	80.15	622
317	99.92	656
355	**80.54**	**623**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
354	80.33	617
359	81.63	648
359	80.01	655
360	86.01	651
299	83.17	724
355	**80.54**	**623**

MORGAN STANLEY
New Century
NCHET 2005-1
IO Loans

Table of Contents

1. Credit Score
2. Interest Only Term
3. Range of Combined Original LTV Ratios (%)
4. Range of Cut-off Date Principal Balances ($)
5. Geographic Distribution of Mortgaged Properties
6. Documentation Level
7. Back Ratio

1. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
525 - 549	1	306,000	0.06	8.750	359
550 - 574	3	982,500	0.19	6.422	360
575 - 599	237	63,535,689	12.52	6.525	359
600 - 624	373	104,287,296	20.55	6.615	359
625 - 649	391	113,883,844	22.44	6.453	359
650 - 674	308	90,777,963	17.88	6.504	359
675 - 699	214	63,502,101	12.51	6.357	358
700 - 724	121	37,437,668	7.38	6.297	358
725 - 749	64	21,206,647	4.18	6.187	356
750 - 774	29	8,968,061	1.77	6.266	355
775 - 799	8	2,311,900	0.46	5.782	360
800 +	1	368,000	0.07	6.400	359
Total:	**1,750**	**507,567,670**	**100.00**	**6.465**	**359**

Non-Zero Minimum: 545
Maximum: 815
Non-Zero Weighted Average: 649

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2. Interest Only Term

			% of Mortgage Pool by		

Interest Only Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
24	1,649	477,550,037	94.09	6.472	359
36	82	23,478,249	4.63	6.438	359
60	10	2,888,000	0.57	6.542	360
120	9	3,651,384	0.72	5.611	299
Total:	**1,750**	**507,567,670**	**100.00**	**6.465**	**359**

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3. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
30.01 - 35.00	1	345,500	0.07	6.500	360
35.01 - 40.00	3	1,330,000	0.26	5.546	360
40.01 - 45.00	8	1,289,750	0.25	5.860	359
45.01 - 50.00	8	1,464,000	0.29	6.383	359
50.01 - 55.00	15	3,134,500	0.62	6.083	359
55.01 - 60.00	22	5,747,500	1.13	6.273	360
60.01 - 65.00	34	9,744,800	1.92	6.083	359
65.01 - 70.00	60	18,241,510	3.59	6.249	359
70.01 - 75.00	66	18,697,505	3.68	6.344	359
75.01 - 80.00	884	246,703,140	48.60	6.304	359
80.01 - 85.00	215	70,019,875	13.80	6.360	358
85.01 - 90.00	321	98,275,376	19.36	6.804	359
90.01 - 95.00	113	32,574,214	6.42	7.323	359
Total:	**1,750**	**507,567,670**	**100.00**	**6.465**	**359**

Minimum: 34.72
Maximum: 95.00
Weighted Average: 81.59

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4. Range of Cut-off Date Principal Balances ($)

			% of Mortgage Pool by		

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
50,001 - 75,000	10	667,300	0.13	7.678	359
75,001 - 100,000	48	4,346,652	0.86	6.892	360
100,001 - 125,000	67	7,672,885	1.51	6.843	359
125,001 - 150,000	110	15,138,428	2.98	6.647	359
150,001 - 175,000	114	18,476,350	3.64	6.680	359
175,001 - 200,000	136	25,606,736	5.04	6.650	359
200,001 - 225,000	128	27,280,156	5.37	6.692	359
225,001 - 250,000	137	32,471,731	6.40	6.624	359
250,001 - 275,000	110	28,799,570	5.67	6.607	359
275,001 - 300,000	113	32,587,934	6.42	6.345	359
300,001 - 325,000	130	40,674,034	8.01	6.361	359
325,001 - 350,000	115	38,812,595	7.65	6.368	359
350,001 - 375,000	103	37,175,107	7.32	6.409	359
375,001 - 400,000	118	45,938,541	9.05	6.406	359
400,001 - 425,000	70	28,882,501	5.69	6.389	358
425,001 - 450,000	51	22,418,062	4.42	6.364	358
450,001 - 475,000	45	20,806,338	4.10	6.186	359
475,001 - 500,000	58	28,449,579	5.61	6.436	358
500,001 - 750,000	85	49,563,170	9.76	6.392	358
750,001 - 1,000,000	2	1,800,000	0.35	5.773	360
Total:	**1,750**	**507,567,670**	**100.00**	**6.465**	**359**

Minimum: 52,250
Maximum: 1,000,000
Average: 290,039

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5. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
California	984	326,964,302	64.42	6.302	359
Florida	85	18,753,900	3.69	6.998	359
Nevada	66	17,564,871	3.46	6.604	359
New York	43	14,962,045	2.95	6.806	359
Massachusetts	46	14,828,050	2.92	6.712	359
Arizona	80	14,745,974	2.91	6.738	359
Washington	67	14,558,620	2.87	6.530	359
Colorado	49	9,577,971	1.89	6.422	359

New Jersey	31	9,525,440	1.88	6.905	359
Hawaii	23	8,688,550	1.71	6.242	360
Illinois	31	7,887,116	1.55	6.795	359
Maryland	23	6,679,475	1.32	6.378	359
Oregon	27	6,458,119	1.27	6.837	359
Virginia	24	6,140,632	1.21	7.169	360
Michigan	25	5,767,557	1.14	7.003	359
Other	146	24,465,047	4.82	7.001	359
Total:	**1,750**	**507,567,670**	**100.00**	**6.465**	**359**

Number of States/District of Columbia Represented: 43

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6. Documentation Level

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
	1,013	279,555,532	55.08	6.174	359
	616	188,648,705	37.17	6.888	358
	121	39,363,432	7.76	6.500	359
	1,750	**507,567,670**	**100.00**	**6.465**	**359**

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7. Back Ratio

Back Ratio	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
0.01 - 5.00	6	2,016,200	0.40	6.793	360
5.01 - 10.00	5	1,537,402	0.30	6.478	359
10.01 - 15.00	4	1,346,000	0.27	6.897	360
15.01 - 20.00	24	6,460,360	1.27	6.404	359
20.01 - 25.00	55	12,239,746	2.41	6.520	359
25.01 - 30.00	118	27,843,037	5.49	6.428	359
30.01 - 35.00	182	50,008,902	9.85	6.628	359
35.01 - 40.00	333	97,369,106	19.18	6.505	359

40.01 - 45.00	431	131,038,360	25.82	6.452	359
45.01 - 50.00	569	171,427,717	33.77	6.416	359
50.01 - 55.00	21	5,313,839	1.05	5.945	359
55.01 - 60.00	2	967,000	0.19	6.549	359
Total:	**1,750**	**507,567,670**	**100.00**	**6.465**	**359**

Minimum: 0.76

Maximum: 57.66

Weighted Average: 40.53

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Weighted Average Combined Original LTV	Weighted Average FICO Score
85.00	545
64.36	569
82.00	590
81.11	613
81.78	637
81.71	662
81.87	687
81.60	711
81.87	735
79.76	760
81.23	784
80.00	815
81.59	**649**

Weighted Average Combined Original LTV	Weighted Average FICO Score
81.63	648
80.01	655
86.01	651
83.17	724
81.59	**649**

Weighted Average Combined Original LTV	Weighted Average FICO Score
34.72	647
38.83	660
42.22	657
47.70	640
52.84	638
57.82	629
63.53	637
68.39	636
73.54	629
79.79	657
84.51	641
89.51	643
94.77	647
81.59	**649**

Weighted Average Combined Original LTV	Weighted Average FICO Score
87.52	624
80.74	639
80.76	641
78.90	643
80.11	634
80.10	646
80.24	647
80.17	647
81.34	652
80.68	650
82.05	643
80.55	649
82.49	646
82.56	655
83.92	652
83.12	652
84.69	654
83.18	649
81.73	658
57.47	648
81.59	**649**

Weighted Average Combined Original LTV	Weighted Average FICO Score
81.05	652
83.26	646
81.91	647
81.95	637
83.72	645
83.29	658
81.83	637
82.57	631

84.39	650
77.79	652
82.61	641
82.85	652
81.67	651
82.04	647
82.74	642
83.41	636
81.59	**649**

Weighted Average Combined Original LTV	Weighted Average FICO Score
81.48	640
81.19	665
84.24	638
81.59	**649**

Weighted Average Combined Original LTV	Weighted Average FICO Score
88.24	626
87.26	658
81.50	658
78.73	639
80.94	648
77.99	651
81.06	650
81.76	650

81.48	656
82.30	644
82.00	634
87.19	595
81.59	**649**

MORGAN STANLEY
New Century
NCHET 2005-1
Top 5 States

Table of Contents

1. Credit Score
2. Range of Combined Original LTV Ratios (%)
3. Range of Cut-off Date Principal Balances ($)
4. Documentation Level
5. Back Ratio

1. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
500 - 524	402	76,939,428	4.21	8.260
525 - 549	530	104,397,490	5.71	7.806
550 - 574	804	174,800,189	9.57	7.123
575 - 599	991	232,381,068	12.72	6.948
600 - 624	1,169	279,496,609	15.30	6.722
625 - 649	1,333	316,752,055	17.33	6.696
650 - 674	1,100	264,336,798	14.47	6.763
675 - 699	687	173,440,163	9.49	6.592
700 - 724	388	100,422,714	5.50	6.545
725 - 749	225	60,828,314	3.33	6.597
750 - 774	128	30,365,655	1.66	6.876
775 - 799	44	12,044,470	0.66	6.795
800 +	6	1,060,533	0.06	5.688
Total:	**7,807**	**1,827,265,485**	**100.00**	**6.893**

Non-Zero Minimum: 500
Maximum: 815
Non-Zero Weighted Average: 628

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2. Range of Combined Original LTV Ratios (%)

		Aggregate	% of Mortgage Pool by Aggregate	Weighted

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)
10.01 - 15.00	4	245,886	0.01	8.503
15.01 - 20.00	14	1,174,361	0.06	6.621
20.01 - 25.00	18	1,625,145	0.09	6.867
25.01 - 30.00	31	3,276,316	0.18	7.093
30.01 - 35.00	49	6,396,045	0.35	6.652
35.01 - 40.00	67	9,749,546	0.53	6.773
40.01 - 45.00	91	14,219,624	0.78	6.631
45.01 - 50.00	134	24,012,397	1.31	6.613
50.01 - 55.00	167	29,906,953	1.64	6.691
55.01 - 60.00	246	50,823,706	2.78	6.848
60.01 - 65.00	375	80,459,552	4.40	6.815
65.01 - 70.00	466	103,613,133	5.67	6.839
70.01 - 75.00	611	140,824,223	7.71	6.893
75.01 - 80.00	2,241	585,157,162	32.02	6.539
80.01 - 85.00	1,019	277,862,949	15.21	6.868
85.01 - 90.00	1,274	348,333,653	19.06	7.048
90.01 - 95.00	359	99,042,557	5.42	7.243
95.01 - 100.00	641	50,542,278	2.77	10.028
Total:	**7,807**	**1,827,265,485**	**100.00**	**6.893**

Minimum: 13.27

Maximum: 100.00

Weighted Average: 79.52

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3. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
1 - 25,000	11	253,140	0.01	10.917
25,001 - 50,000	214	8,598,558	0.47	10.222
50,001 - 75,000	394	24,927,007	1.36	9.271
75,001 - 100,000	521	46,271,297	2.53	8.220
100,001 - 125,000	590	66,741,376	3.65	7.489
125,001 - 150,000	640	88,369,105	4.84	7.177
150,001 - 175,000	573	93,197,740	5.10	6.975
175,001 - 200,000	643	121,392,025	6.64	6.909
200,001 - 225,000	580	123,899,720	6.78	6.895
225,001 - 250,000	511	121,773,251	6.66	6.859
250,001 - 275,000	479	125,377,768	6.86	6.780
275,001 - 300,000	477	137,509,558	7.53	6.868

300,001 - 325,000	404	126,266,977	6.91	6.663
325,001 - 350,000	343	115,783,987	6.34	6.730
350,001 - 375,000	296	106,851,748	5.85	6.733
375,001 - 400,000	305	118,401,022	6.48	6.699
400,001 - 425,000	186	76,777,980	4.20	6.748
425,001 - 450,000	147	64,439,997	3.53	6.555
450,001 - 475,000	115	53,219,587	2.91	6.515
475,001 - 500,000	140	68,742,516	3.76	6.667
500,001 - 750,000	234	135,197,622	7.40	6.553
750,001 - 1,000,000	4	3,273,505	0.18	6.849
Total:	**7,807**	**1,827,265,485**	**100.00**	**6.893**

Minimum: 18,980

Maximum: 874,129

Average: 234,055

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4. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Stated Documentation	3,879	953,545,548	52.18	7.167
Full	3,599	785,101,204	42.97	6.581
Limited	329	88,618,733	4.85	6.713
Total:	**7,807**	**1,827,265,485**	**100.00**	**6.893**

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5. Back Ratio

Back Ratio	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
<= 0.00	8	1,602,243	0.09	7.097
0.01 - 5.00	23	5,412,965	0.30	6.880
5.01 - 10.00	15	4,248,447	0.23	7.196
10.01 - 15.00	45	8,895,845	0.49	7.171

15.01 - 20.00	124	22,738,898	1.24	6.860
20.01 - 25.00	257	47,962,522	2.62	6.848
25.01 - 30.00	500	94,716,723	5.18	6.830
30.01 - 35.00	766	167,370,303	9.16	6.877
35.01 - 40.00	1,259	291,384,447	15.95	6.859
40.01 - 45.00	1,740	427,031,483	23.37	6.877
45.01 - 50.00	2,643	659,971,380	36.12	6.943
50.01 - 55.00	407	90,330,762	4.94	6.808
55.01 - 60.00	19	5,243,498	0.29	6.751
70.01 - 75.00	1	355,969	0.02	7.200
Total:	**7,807**	**1,827,265,485**	**100.00**	**6.893**

Minimum: 0.34

Maximum: 74.56

Weighted Average: 41.37

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Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
358	71.97	513
357	72.85	536
357	75.27	562
356	77.87	588
356	80.05	613
356	81.16	637
356	82.18	662
356	82.14	686
356	82.42	711
357	82.34	736
356	82.72	760
357	82.77	785
359	63.60	808
356	**79.52**	**628**

Weighted	Weighted	

Average Remaining Term (months)	Average Combined Original LTV	Weighted Average FICO Score
359	13.83	539
294	18.30	635
328	22.48	605
327	27.57	595
320	32.91	594
345	38.03	597
348	42.64	612
345	48.02	617
350	52.79	602
352	57.99	597
355	63.31	593
356	68.56	597
356	73.84	597
358	79.65	642
357	84.37	614
358	89.58	641
359	94.71	649
339	100.00	666
356	**79.52**	**628**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
234	100.00	648
263	90.96	644
348	85.26	626
347	78.59	619
349	75.03	605
355	73.76	610
355	75.14	615
355	74.69	614
358	76.50	618
358	77.76	622
357	78.66	623
359	79.82	625

358	80.59	627
359	81.15	637
358	82.33	635
358	83.08	639
359	82.93	634
357	82.90	639
358	84.12	635
357	82.80	639
359	81.65	651
359	71.26	681
356	**79.52**	**628**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
357	80.03	640
356	78.73	613
357	81.13	624
356	**79.52**	**628**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
356	77.42	586
360	84.92	626
359	86.58	659
354	74.65	631

356	71.81	623
355	74.78	629
354	74.60	622
357	78.00	630
357	79.58	631
356	80.74	630
357	81.84	630
353	69.37	591
352	72.75	596
359	75.00	556
356	**79.52**	**628**

MORGAN STANLEY
New Century
NCHET 2005-1
Not Full Doc

Table of Contents

1. Credit Score
2. Range of Combined Original LTV Ratios (%)
3. Range of Cut-off Date Principal Balances ($)
4. Documentation Level
5. Back Ratio

1. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
500 - 524	252	44,449,537	2.94	9.213
525 - 549	435	77,392,431	5.12	8.488
550 - 574	655	124,700,834	8.25	7.604
575 - 599	749	160,977,984	10.65	7.410
600 - 624	866	192,861,630	12.76	7.259
625 - 649	1,260	270,069,949	17.87	7.127
650 - 674	1,258	261,423,012	17.29	7.116
675 - 699	822	183,718,063	12.15	6.916
700 - 724	422	95,940,524	6.35	6.848
725 - 749	221	55,478,733	3.67	6.901
750 - 774	149	31,421,979	2.08	7.223
775 - 799	52	12,281,858	0.81	6.960
800 +	6	950,313	0.06	7.627
Total:	**7,147**	**1,511,666,846**	**100.00**	**7.292**

Non-Zero Minimum: 500
Maximum: 808
Non-Zero Weighted Average: 636

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2. Range of Combined Original LTV Ratios (%)

		Aggregate	% of Mortgage Pool by Aggregate	Weighted

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)
10.01 - 15.00	3	214,727	0.01	7.851
15.01 - 20.00	8	733,398	0.05	6.519
20.01 - 25.00	10	1,101,980	0.07	7.452
25.01 - 30.00	19	2,267,911	0.15	7.165
30.01 - 35.00	27	3,463,314	0.23	6.861
35.01 - 40.00	39	5,874,662	0.39	7.293
40.01 - 45.00	51	7,888,539	0.52	7.145
45.01 - 50.00	94	16,712,486	1.11	6.886
50.01 - 55.00	106	19,899,715	1.32	6.873
55.01 - 60.00	185	38,105,437	2.52	7.125
60.01 - 65.00	265	55,475,022	3.67	7.113
65.01 - 70.00	374	73,718,756	4.88	7.289
70.01 - 75.00	474	98,296,886	6.50	7.367
75.01 - 80.00	2,081	488,871,747	32.34	6.877
80.01 - 85.00	986	233,878,100	15.47	7.311
85.01 - 90.00	1,476	338,105,276	22.37	7.491
90.01 - 95.00	339	82,250,764	5.44	7.636
95.01 - 100.00	610	44,808,125	2.96	10.189
Total:	**7,147**	**1,511,666,846**	**100.00**	**7.292**

Minimum: 11.44

Maximum: 100.00

Weighted Average: 80.74

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3. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
1 - 25,000	24	540,896	0.04	11.014
25,001 - 50,000	246	9,960,544	0.66	10.181
50,001 - 75,000	634	39,559,136	2.62	9.075
75,001 - 100,000	664	58,187,440	3.85	8.393
100,001 - 125,000	642	72,085,902	4.77	7.801
125,001 - 150,000	601	83,046,171	5.49	7.659
150,001 - 175,000	525	84,942,484	5.62	7.464
175,001 - 200,000	556	104,709,559	6.93	7.341
200,001 - 225,000	485	103,515,577	6.85	7.357
225,001 - 250,000	394	93,944,983	6.21	7.298
250,001 - 275,000	361	94,638,824	6.26	7.128
275,001 - 300,000	355	102,229,485	6.76	7.119

300,001 - 325,000	302	94,473,759	6.25	6.964
325,001 - 350,000	277	93,464,991	6.18	7.043
350,001 - 375,000	237	85,447,525	5.65	7.036
375,001 - 400,000	227	88,165,304	5.83	7.086
400,001 - 425,000	126	52,048,080	3.44	7.095
425,001 - 450,000	108	47,406,419	3.14	6.854
450,001 - 475,000	81	37,410,747	2.47	6.819
475,001 - 500,000	113	55,442,206	3.67	6.798
500,001 - 750,000	185	107,166,438	7.09	6.777
750,001 - 1,000,000	4	3,280,375	0.22	6.966
Total:	**7,147**	**1,511,666,846**	**100.00**	**7.292**

Minimum: 19,638

Maximum: 874,129

Average: 211,511

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4. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
Stated Documentation	6,499	1,364,919,911	90.29	7.334
Limited	648	146,746,935	9.71	6.902
Total:	**7,147**	**1,511,666,846**	**100.00**	**7.292**

Top

5. Back Ratio

Back Ratio	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)
<= 0.00	13	2,153,195	0.14	7.582
0.01 - 5.00	7	1,446,653	0.10	7.120
5.01 - 10.00	27	6,660,700	0.44	7.431
10.01 - 15.00	79	13,116,144	0.87	7.486
15.01 - 20.00	153	24,027,180	1.59	7.303

20.01 - 25.00	300	50,191,014	3.32	7.302
25.01 - 30.00	451	75,817,530	5.02	7.293
30.01 - 35.00	744	145,326,610	9.61	7.273
35.01 - 40.00	1,226	256,648,469	16.98	7.210
40.01 - 45.00	1,639	357,798,690	23.67	7.274
45.01 - 50.00	2,289	531,730,700	35.18	7.327
50.01 - 55.00	213	44,806,428	2.96	7.464
55.01 - 60.00	5	1,587,565	0.11	6.538
70.01 - 75.00	1	355,969	0.02	7.200
Total:	**7,147**	**1,511,666,846**	**100.00**	**7.292**

Minimum: 0.68

Maximum: 74.56

Weighted Average: 40.68

Top

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
359	72.35	513
356	73.84	536
355	75.80	562
356	78.81	587
356	80.87	613
356	81.69	637
355	83.30	662
356	82.79	686
356	83.23	710
357	83.16	736
356	83.74	760
356	83.64	785
353	84.75	805
356	**80.74**	**636**

Weighted	Weighted	

Average Remaining Term (months)	Average Combined Original LTV	Weighted Average FICO Score
360	13.21	588
282	17.95	633
359	22.65	601
315	27.76	603
337	33.21	603
349	38.31	591
342	42.69	610
344	48.03	619
353	53.11	612
350	58.07	600
353	63.39	597
356	68.77	602
355	73.97	599
357	79.73	653
357	84.47	614
358	89.72	650
358	94.74	654
336	100.00	679
356	**80.74**	**636**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
239	100.00	669
270	90.28	657
343	83.52	622
348	82.35	629
352	79.38	625
355	78.52	624
356	79.20	628
356	77.49	628
357	78.57	628
358	78.83	628
357	79.96	634
359	79.99	637

358	80.71	634
359	81.32	643
359	83.14	643
358	84.05	645
358	83.32	644
355	82.26	646
357	83.86	644
357	82.86	646
357	80.92	657
359	77.57	685
356	**80.74**	**636**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
356	80.67	638
355	81.35	620
356	**80.74**	**636**

Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV	Weighted Average FICO Score
357	78.10	585
360	85.07	671
359	82.33	635
353	78.50	631
354	74.75	627

356	77.97	631
353	76.51	630
356	80.57	642
356	80.61	638
356	81.42	637
356	82.55	638
352	68.96	596
334	82.66	623
359	75.00	556
356	**80.74**	**636**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

A		% of pool	average LTV	LTV above 80%	LTV above 90%	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
	FICO below 600	35.25	77.25	38.7	2.26	61.35	96.39	7.514	12.92	3.24	6.15	40.77	39.95
	FICO below 580	23.72	76.03	34.71	0.63	61.74	96.72	7.748	14.4	2.49	0.31	40.61	38.56
	FICO below 560	15.79	75.03	28.75	0.13	63.28	97.02	7.944	15.23	2.79	0.12	40.5	38.86

B		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
	LTV above 85%	29.79	91.73	20.98	7.97	47.81	85.81	7.503	13.27	5.08	14.68	40.62	38.98	100	30.54
	LTV above 90%	9.1	96.52	8.75	1.16	53.33	98.63	8.16	24.94	2.89	11.97	41.48	40.91	100	100
	LTV above 95%	3.13	99.98	6.85	0.26	52.08	100	9.729	60.72	0.56	0	41.87	42.01	100	100

C		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
	DTI > 40%	60.9	81.2	35.22	21.37	48.6	92.22	7.049	8.01	6.63	16.95	46.27	63.16	45.52	9.85
	DTI > 45%	38.47	81.01	36.61	21.73	49.73	91.75	7.042	7.5	6.25	15.44	48.38	100	45.19	9.68
	DTI > 50%	4.92	71.45	38.12	41.44	68.26	91.1	6.902	8.22	3.7	4.26	52.69	100	20.87	3.45

D		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	LTV > 90%
	Non Owner Occ														
	Stated Docs	66.35	83.66	11.02	5.7	0	0	7.895	11.48	5.15	1.8	39.43	37.57	68.37	1.04
	Loans below 100k	14.26	83.02	22.45	13.68	43.1	0	8.167	100	0	0.51	38.65	33.4	64.27	1.2
	IO Loans	2.12	81.93	7.76	0	36.69	0	7.707	3.41	11.5	100	41.96	56.52	50.82	13.57

E When do IOs reset

Months to next reset	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
20	2	439,200	0.09	8.003	356	87.89	666
21	7	1,719,016	0.34	6.241	357	83.26	651
22	187	56,775,344	11.19	6.107	358	79.96	644
23	719	207,935,151	40.97	6.382	359	81.88	649
24	734	210,681,325	41.51	6.658	360	81.8	649
32	1	196,000	0.04	8.8	356	89.99	695
33	2	324,652	0.06	6.112	357	84.99	665
34	8	1,899,050	0.37	6.419	358	81.72	665
35	35	10,526,429	2.07	6.373	359	81.95	653
36	36	10,532,118	2.08	6.473	360	77.42	655
59	3	766,000	0.15	5.922	359	80	600
60	7	2,122,000	0.42	6.766	360	88.18	670
118	2	1,024,000	0.2	5.61	298	80	737
119	7	2,627,384	0.52	5.612	299	84.41	719
Total:	**1750**	**507,567,670**	**100**	**6.465**	**359**	**81.59**	**649**

G Summary of pool per NC grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
AA	11,932	2,292,011,101	76.62	6.931	355	82.02	635
A-	1069	180,158,727	6.02	7.468	354	75.36	575
A+	1659	314,129,482	10.50	7.162	355	79.18	597
B	704	113,852,078	3.81	7.705	354	73.26	562
C	579	85,575,910	2.86	8.215	355	67.87	560
C-	33	5,596,680	0.19	9.59	360	62.26	553
Total:	**15976**	**2,991,323,979**	**100.00**	**7.059**	**355**	**80.54**	**623**

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
Los Angeles CA	282	75,714,352	2.53	6.74	357	77.47	635
Las Vegas NV	241	51,466,747	1.72	7.05	355	80.77	625
Chicago IL	216	39,292,076	1.31	7.27	357	83.1	628
Miami FL	234	36,096,079	1.21	7.457	354	80.21	613
Sacramento CA	146	32,338,239	1.08	6.966	358	81.36	635
Brooklyn NY	90	31,403,430	1.05	7.07	359	81.91	632
San Diego CA	103	30,333,538	1.01	6.524	356	75.59	642
San Jose CA	75	24,233,684	0.81	6.736	354	79.77	640
Riverside CA	90	22,148,484	0.74	6.616	352	78.11	636
Fontana CA	82	18,805,889	0.63	6.553	358	76.36	618
Other	14,417	2,629,491,460	87.9	7.077	355	80.68	622
Total:	**15,976**	**2,991,323,979**	**100**	**7.059**	**355**	**80.54**	**623**

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
LTV > 90	2,157	272,228,097	9.1	8.16	41.97	11.97	1.37	8.75

J What is max LTV for stated income and minimum FICO for stated income?
Max LTV for Stated Income Documentation: 100.00
Min Fico for Stated Income Documentation: 500

K What is min FICO for loans above 90% LTV
Min Fico for ltv greater than 90: 555

L Seasoning hisotry - any over 3m?
M For loans below 100k do for D above but for top 5 MSAs

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Deal	
Date	
Deal Size	
Other DEAL INFO	
Lead	
Originator[s]	
New Century	100
Servicer[s]	
Countrywide	100
Raters	
POOL SUMMARY DATA	
Agency Conforming	78.63
Non Conforming	21.37
Prefunding (if any)	
No of Loans	15,976
Average Loan Size	187,238.61
WAC	7.060
WA LTV	80.54
% First Lien	98.00
% Owner Occ	91.76
% Purchase	32.15
% Cash out	59.69
% Full Doc	49.46
% Reduced/Limited Doc	4.91
% Stated Income	45.63
% No docs	0
WA FICO	622.7
FICO Range	500 - 815
Mortgage Indices	
Floating Rate Mortgages	81.57
Fixed Rate	18.43
2/28 Float	77.71
3/27 Float	3.74
5/25 Float	0
Other ARM	0.12
IO Mortgages	16.97
LOAN SIZE	
Loans < 100k	9.82
Loans < 75k	4.4
Loans > 350k	25.69
Loans > 500k	5.99
Loans > 750k	0.22
Income Strats	
Average DTI	40.62
DTI 40-45%	22.43
DTI 45-50%	33.51
DTI 50-55%	4.72
DTI > 55%	0.23
GEOGRAPHIC	
California	37.92
North California	12.10
South California	25.82
Florida	7.45
Illinois	3.72
Michigan	1.96
Texas	2.96
Colorado	1.34
New York	6.18
New Jersey	4.94
Virginia	1.34
Washington	2.07
Mass	4.61
Property Type	
Single Prop	73.39
PUD	10.61
2-4 Family	10.35
Condo	5.65
MH	0
FICO	
Fico < 600	35.25
Fico < 580	23.72
Fico < 560	15.79
Below or equal 520	3.86
521 - 540	5.40
541 - 560	6.90
561 - 580	8.19
581 - 600	11.46
601- 620	12.14

621 - 640	13.78
641 - 660	12.64
661 - 680	9.52
681 - 700	6.82
701-720	3.85
721 - 740	2.46
Above 740	2.97
LTV	
<=50	2.60
50.01-55	1.30
55.01-60	2.27
60.01-65	3.78
65.01-70	4.99
70.01-75	7.48
75.01-80	32.50
80.01-85	15.27
85.01-90	20.69
90.01-95	5.97
95.01-100	3.13
> 100%	0
> 80%	45.06
> 90%	9.1
Average Seasoning	0.78
% > 3 months	0.34
mortgage insurance if any	
MI providers	
excess spread - ave 1st yr	
DELINQUENCIES	
30-59 day past	N/A To be Determined at closing will be less than 25bps

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

1. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
4.750 - 4.999	63	18,333,447	0.61	4.987	357
5.000 - 5.249	125	34,257,439	1.15	5.116	359
5.250 - 5.499	277	71,056,752	2.38	5.361	359
5.500 - 5.749	483	129,609,034	4.33	5.590	358
5.750 - 5.999	1,341	313,979,792	10.50	5.901	354
6.000 - 6.249	911	210,261,251	7.03	6.103	356
6.250 - 6.499	1,187	265,027,432	8.86	6.349	355
6.500 - 6.749	1,318	279,235,252	9.33	6.590	355
6.750 - 6.999	1,604	341,239,312	11.41	6.869	356
7.000 - 7.249	915	171,878,264	5.75	7.103	356
7.250 - 7.499	1,091	202,905,596	6.78	7.346	357
7.500 - 7.749	1,117	206,609,157	6.91	7.590	356
7.750 - 7.999	1,219	216,654,948	7.24	7.866	357
8.000 - 8.249	608	95,853,416	3.20	8.103	357
8.250 - 8.499	625	98,493,082	3.29	8.350	356
8.500 - 8.749	563	82,510,802	2.76	8.588	356
8.750 - 8.999	527	74,680,598	2.50	8.859	356
9.000 - 9.249	242	31,818,437	1.06	9.086	354
9.250 - 9.499	230	28,795,239	0.96	9.349	356
9.500 - 9.749	212	23,727,807	0.79	9.594	351
9.750 - 9.999	226	22,292,762	0.75	9.873	347
10.000 - 10.249	132	10,834,195	0.36	10.114	341
10.250 - 10.499	158	9,998,616	0.33	10.359	328
10.500 - 10.749	186	12,447,568	0.42	10.594	333
10.750 - 10.999	220	15,704,571	0.53	10.864	334
11.000 - 11.249	109	7,139,306	0.24	11.115	326
11.250 - 11.499	93	4,991,337	0.17	11.349	307
11.500 - 11.749	97	5,633,706	0.19	11.602	325
11.750 - 11.999	46	2,433,849	0.08	11.851	311
12.000 - 12.249	27	1,447,937	0.05	12.096	307
12.250 - 12.499	15	761,624	0.03	12.343	313
12.500 - 12.749	7	397,250	0.01	12.534	325
12.750 - 12.999	1	241,200	0.01	12.750	360
13.750 - 13.999	1	73,000	0.00	13.850	360
Total:	**15,976**	**2,991,323,979**	**100.00**	**7.059**	**355**

Minimum: 4.890
Maximum: 13.850
Weighted Average: 7.059

Weighted Average Combined Original LTV	Weighted Average FICO Score
77.03	661
77.65	648
78.95	656
78.00	652
77.11	645
78.15	640
78.05	636
79.21	633
80.81	627
82.15	620
82.12	615
81.95	607
83.04	604
82.67	598
82.97	594
81.53	585
82.20	579
82.87	578
82.24	578
81.18	573
82.98	575
90.00	614
92.35	628
92.29	620
92.58	623
90.78	614
94.59	606
97.29	619
95.10	613
92.82	599
92.40	601
100.00	614
60.00	507
75.91	630
80.54	**623**

MORGAN STANLEY
New Century
NCHET 2005-1
ARMs

1. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Combined Original LTV
4.750 - 4.999	63	18,333,447	0.75	4.987	357	77.03
5.000 - 5.249	125	34,257,439	1.40	5.116	359	77.65
5.250 - 5.499	276	70,936,885	2.91	5.361	359	78.95
5.500 - 5.749	483	129,609,034	5.31	5.590	358	78.00
5.750 - 5.999	924	232,426,879	9.53	5.872	359	79.09
6.000 - 6.249	668	161,643,884	6.62	6.104	359	79.45
6.250 - 6.499	857	201,707,820	8.27	6.351	359	79.14
6.500 - 6.749	973	224,544,662	9.20	6.591	359	80.29
6.750 - 6.999	1,212	279,463,595	11.45	6.870	359	81.88
7.000 - 7.249	730	145,333,895	5.96	7.102	359	82.79
7.250 - 7.499	884	173,901,952	7.13	7.346	359	82.62
7.500 - 7.749	876	174,757,001	7.16	7.590	359	82.61
7.750 - 7.999	984	186,662,989	7.65	7.866	359	83.62
8.000 - 8.249	502	83,838,395	3.44	8.104	359	82.87
8.250 - 8.499	495	81,870,512	3.36	8.348	359	83.63
8.500 - 8.749	445	71,400,311	2.93	8.588	359	81.96
8.750 - 8.999	422	65,513,844	2.68	8.858	359	82.43
9.000 - 9.249	183	26,631,285	1.09	9.085	359	83.31
9.250 - 9.499	164	24,075,530	0.99	9.350	360	82.10
9.500 - 9.749	132	18,692,818	0.77	9.590	360	79.70
9.750 - 9.999	106	15,495,119	0.64	9.864	360	78.26
10.000 - 10.249	41	5,408,342	0.22	10.107	360	82.59
10.250 - 10.499	23	2,587,359	0.11	10.363	360	75.04
10.500 - 10.749	30	3,439,116	0.14	10.573	360	75.18
10.750 - 10.999	24	3,808,178	0.16	10.851	360	71.14
11.000 - 11.249	13	1,971,000	0.08	11.151	360	69.01
11.250 - 11.499	5	415,550	0.02	11.392	360	62.92
11.500 - 11.749	5	554,593	0.02	11.637	359	72.45
11.750 - 11.999	3	292,500	0.01	11.950	360	62.66
12.000 - 12.249	1	152,612	0.01	12.000	358	57.62
12.250 - 12.499	2	105,000	0.00	12.298	360	58.57
12.750 - 12.999	1	241,200	0.01	12.750	360	60.00
Total:	**11,652**	**2,440,072,747**	**100.00**	**6.994**	**359**	**81.02**

Minimum: 4.890
Maximum: 12.750
Weighted Average: 6.994

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Weighted Average FICO Score
661
648
656
652
642
639
635
634
627
620
614
607
604
597
593
586
579
579
575
563
552
562
544
527
525
512
508
516
511
556
517
507
622

MORGAN STANLEY
New Century
NCHET 2005-1
FRMs

1. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)
5.250 - 5.499	1	119,867	0.02	5.450	359
5.750 - 5.999	417	81,552,913	14.79	5.985	339
6.000 - 6.249	243	48,617,368	8.82	6.102	345
6.250 - 6.499	330	63,319,612	11.49	6.343	340
6.500 - 6.749	345	54,690,590	9.92	6.585	336
6.750 - 6.999	392	61,775,717	11.21	6.862	341
7.000 - 7.249	185	26,544,369	4.82	7.109	338
7.250 - 7.499	207	29,003,645	5.26	7.348	340
7.500 - 7.749	241	31,852,156	5.78	7.587	339
7.750 - 7.999	235	29,991,959	5.44	7.866	340
8.000 - 8.249	106	12,015,020	2.18	8.096	338
8.250 - 8.499	130	16,622,570	3.02	8.356	341
8.500 - 8.749	118	11,110,491	2.02	8.588	334
8.750 - 8.999	105	9,166,755	1.66	8.866	331
9.000 - 9.249	59	5,187,152	0.94	9.090	328
9.250 - 9.499	66	4,719,709	0.86	9.340	338
9.500 - 9.749	80	5,034,989	0.91	9.609	321
9.750 - 9.999	120	6,797,642	1.23	9.892	319
10.000 - 10.249	91	5,425,852	0.98	10.122	322
10.250 - 10.499	135	7,411,257	1.34	10.358	317
10.500 - 10.749	156	9,008,452	1.63	10.603	322
10.750 - 10.999	196	11,896,394	2.16	10.868	326
11.000 - 11.249	96	5,168,305	0.94	11.102	313
11.250 - 11.499	88	4,575,787	0.83	11.345	303
11.500 - 11.749	92	5,079,113	0.92	11.598	322
11.750 - 11.999	43	2,141,349	0.39	11.838	305
12.000 - 12.249	26	1,295,325	0.23	12.107	301
12.250 - 12.499	13	656,624	0.12	12.350	306
12.500 - 12.749	7	397,250	0.07	12.534	325
13.750 - 13.999	1	73,000	0.01	13.850	360
Total:	**4,324**	**551,251,232**	**100.00**	**7.347**	**337**

Minimum: 5.450
Maximum: 13.850
Weighted Average: 7.347

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Weighted Average Combined Original LTV	Weighted Average FICO Score
80.00	681
71.48	653
73.81	642
74.61	638
74.79	630
75.98	623
78.66	618
79.11	620
78.29	608
79.47	605
81.27	601
79.72	599
78.75	576
80.55	579
80.64	576
82.92	593
86.67	609
93.75	628
97.39	666
98.39	657
98.82	656
99.44	654
99.08	653
97.46	615
100.00	630
99.53	627
96.97	604
97.81	615
100.00	614
75.91	630
78.44	**628**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
Stated Doc

Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Cut-off Date Principal Balances ($)
5. Range of Original Principal Balances ($)
6. Credit Grade
7. Range of Stated Remaining Terms (months)
8. Stated Original Term (months)
9. Range of Combined Original LTV Ratios (%)
10. Range of Gross Margins (%)
11. Range of Minimum Mortgage Rates (%)
12. Range of Maximum Mortgage Rates (%)
13. Initial Periodic Cap (%)
14. Subsequent Periodic Cap (%)
15. Next Rate Adjustment Dates
16. Geographic Distribution of Mortgaged Properties
17. Occupancy
18. Property Type
19. Loan Purpose
20. Documentation Level
21. Credit Score
22. Prepayment Penalty Term
23. Lien Position

1. Summary Statistics

Aggregate Principal Balance ($): 1,364,919,911.15
Number of Mortgage Loans: 6,499
Average Principal Balance ($): 210,019.99
Weighted Average Current Mortgage Rate (%): 7.334
Weighted Average Net Mortgage Rate (%): 6.814
Weighted Average Credit Score: 638
Weighted Average Combined Original LTV (%): 80.67
Weighted Average Stated Remaining Term (months): 356
Weighted Average Stated Original Term (months): 357
Non-Zero Weighted Average Months to Roll (months): 24
Non-Zero Weighted Average Margin (%): 5.673
Non-Zero Weighted Average Initial Rate Cap (%): 1.501
Non-Zero Weighted Average Periodic Rate Cap (%): 1.501
Non-Zero Weighted Average Maximum Rate (%): 14.258
Non-Zero Weighted Average Minimum Rate (%): 7.267

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate	1,332	170,246,316.64	12.47	127,812.55
ARM - 2 Year/6 Month	4,390	968,472,120.21	70.95	220,608.68
ARM - 3 Year/6 Month	161	37,552,769.10	2.75	233,247.01
ARM - 10 Year IO/1 Month	7	3,248,584.00	0.24	464,083.43
Interest Only ARM - 2 Year/6 Month	585	178,776,719.20	13.10	305,601.23
Interest Only ARM - 3 Year/6 Month	24	6,623,402.00	0.49	275,975.08
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
4.500 - 4.999	6	2,287,676.67	0.17	381,279.45
5.000 - 5.499	61	18,974,012.55	1.39	311,049.39
5.500 - 5.999	485	135,917,463.51	9.96	280,242.19
6.000 - 6.499	669	175,193,764.19	12.84	261,874.09
6.500 - 6.999	1,170	294,770,816.12	21.60	251,940.87
7.000 - 7.499	777	180,322,725.80	13.21	232,075.58
7.500 - 7.999	1,080	233,696,185.32	17.12	216,385.36
8.000 - 8.499	585	110,095,940.60	8.07	188,198.19
8.500 - 8.999	580	97,124,125.53	7.12	167,455.39
9.000 - 9.499	264	40,648,438.81	2.98	153,971.36
9.500 - 9.999	242	31,834,685.63	2.33	131,548.29
10.000 - 10.499	164	13,390,831.48	0.98	81,651.41
10.500 - 10.999	227	18,081,052.99	1.32	79,652.22
11.000 - 11.499	108	7,496,069.94	0.55	69,408.06
11.500 - 11.999	61	3,876,169.78	0.28	63,543.77
12.000 - 12.499	17	1,036,102.23	0.08	60,947.19
12.500 - 12.999	3	173,850.00	0.01	57,950.00
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 4.890

Maximum: 12.600

Weighted Average: 7.334

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4. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0.01 - 50,000.00	251	9,700,670.02	0.71	38,648.09
50,000.01 - 100,000.00	1,190	89,524,736.62	6.56	75,230.87
100,000.01 - 150,000.00	1,134	141,384,882.23	10.36	124,678.03
150,000.01 - 200,000.00	989	173,726,682.83	12.73	175,658.93
200,000.01 - 250,000.00	789	177,359,070.22	12.99	224,789.70
250,000.01 - 300,000.00	652	179,250,334.91	13.13	274,923.83
300,000.01 - 350,000.00	526	170,877,017.11	12.52	324,861.25
350,000.01 - 400,000.00	431	161,278,400.90	11.82	374,195.83
400,000.01 - 450,000.00	211	89,648,602.16	6.57	424,874.89
450,000.01 - 500,000.00	167	79,795,727.44	5.85	477,818.73
500,000.01 - 550,000.00	75	39,531,880.27	2.90	527,091.74
550,000.01 - 600,000.00	45	26,215,809.55	1.92	582,573.55
600,000.01 - 650,000.00	19	12,024,813.74	0.88	632,884.93
650,000.01 - 700,000.00	6	4,056,840.98	0.30	676,140.16
700,000.01 - 750,000.00	10	7,264,067.25	0.53	726,406.73
750,000.01 - 800,000.00	2	1,599,375.92	0.12	799,687.96
800,000.01 >=	2	1,680,999.00	0.12	840,499.50
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 19,638.42
Maximum: 874,128.93
Average: 210,019.99

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5. Range of Original Principal Balances ($)

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)

0.01 - 50,000.00	251	9,700,670.02	0.71	38,648.09
50,000.01 - 100,000.00	1,189	89,424,749.31	6.55	75,210.05
100,000.01 - 150,000.00	1,135	141,484,869.54	10.37	124,656.27
150,000.01 - 200,000.00	989	173,726,682.83	12.73	175,658.93
200,000.01 - 250,000.00	788	177,109,220.99	12.98	224,757.89
250,000.01 - 300,000.00	653	179,500,184.14	13.15	274,885.43
300,000.01 - 350,000.00	523	169,827,486.44	12.44	324,717.95
350,000.01 - 400,000.00	432	161,528,357.83	11.83	373,908.24
400,000.01 - 450,000.00	213	90,448,175.90	6.63	424,639.32
450,000.01 - 500,000.00	167	79,795,727.44	5.85	477,818.73
500,000.01 - 550,000.00	75	39,531,880.27	2.90	527,091.74
550,000.01 - 600,000.00	45	26,215,809.55	1.92	582,573.55
600,000.01 - 650,000.00	19	12,024,813.74	0.88	632,884.93
650,000.01 - 700,000.00	6	4,056,840.98	0.30	676,140.16
700,000.01 - 750,000.00	10	7,264,067.25	0.53	726,406.73
750,000.01 - 800,000.00	2	1,599,375.92	0.12	799,687.96
800,000.01 >=	2	1,680,999.00	0.12	840,499.50
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 19,700.00
Maximum: 875,000.00
Average: 210,158.22

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6. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
AA	5,327	1,127,947,568.86	82.64	211,741.61
A-	300	58,858,254.29	4.31	196,194.18
A+	574	125,235,023.28	9.18	218,179.48
B	141	26,149,387.36	1.92	185,456.65
C	153	25,902,049.29	1.90	169,294.44
C-	4	827,628.07	0.06	206,907.02
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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7. Range of Stated Remaining Terms (months)

			% of Mortgage Pool by	

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
109 - 120	6	575,662.93	0.04	95,943.82
169 - 180	113	12,688,468.82	0.93	112,287.33
229 - 240	266	15,096,241.29	1.11	56,752.79
289 - 300	9	3,462,999.94	0.25	384,777.77
349 - 360	6,105	1,333,096,538.17	97.67	218,361.43
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 118

Maximum: 360

Weighted Average: 356

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8. Stated Original Term (months)

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
120	6	575,662.93	0.04	95,943.82
180	113	12,688,468.82	0.93	112,287.33
240	266	15,096,241.29	1.11	56,752.79
300	9	3,462,999.94	0.25	384,777.77
360	6,105	1,333,096,538.17	97.67	218,361.43
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 120

Maximum: 360

Weighted Average: 357

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9. Range of Combined Original LTV Ratios (%)

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date	Avg. Cut-off Date

Range of Combined Original LTV Ratios (%)	Mortgage Loans	Principal Balance ($)	Principal Balance	Principal Balance ($)
<= 30.00	34	3,648,954.87	0.27	107,322.20
30.01 - 35.00	25	3,205,394.27	0.23	128,215.77
35.01 - 40.00	37	5,387,867.85	0.39	145,618.05
40.01 - 45.00	49	7,627,737.85	0.56	155,668.12
45.01 - 50.00	87	14,789,814.85	1.08	169,997.87
50.01 - 55.00	98	18,436,452.60	1.35	188,127.07
55.01 - 60.00	163	32,881,745.96	2.41	201,728.50
60.01 - 65.00	249	52,136,422.27	3.82	209,383.22
65.01 - 70.00	349	69,317,806.00	5.08	198,618.36
70.01 - 75.00	421	87,461,725.13	6.41	207,747.57
75.01 - 80.00	1,892	443,241,100.83	32.47	234,271.19
80.01 - 85.00	899	210,894,360.21	15.45	234,587.72
85.01 - 90.00	1,334	301,627,698.89	22.10	226,107.72
90.01 - 95.00	304	73,957,260.30	5.42	243,280.46
95.01 - 100.00	558	40,305,569.27	2.95	72,232.20
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 11.44

Maximum: 100.00

Weighted Average: 80.67

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10. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,332	170,246,316.64	12.47	127,812.55
1.000 - 1.249	9	2,557,134.60	0.19	284,126.07
1.500 - 1.749	1	201,600.00	0.01	201,600.00
2.000 - 2.249	1	88,830.65	0.01	88,830.65
3.000 - 3.249	3	1,266,500.00	0.09	422,166.67
3.500 - 3.749	6	2,348,044.79	0.17	391,340.80
4.000 - 4.249	2	737,584.10	0.05	368,792.05
4.500 - 4.749	2	364,310.46	0.03	182,155.23
5.000 - 5.249	531	125,531,044.32	9.20	236,404.98
5.250 - 5.499	231	48,284,721.17	3.54	209,024.77
5.500 - 5.749	1,089	259,155,195.34	18.99	237,975.39
5.750 - 5.999	2,647	623,018,295.61	45.65	235,367.70
6.000 - 6.249	326	71,024,710.85	5.20	217,867.21
6.250 - 6.499	146	30,357,916.12	2.22	207,930.93
6.500 - 6.749	71	13,224,865.74	0.97	186,265.71
6.750 - 6.999	95	15,155,128.82	1.11	159,527.67
7.000 - 7.249	3	516,448.91	0.04	172,149.64

7.250 - 7.499	2	444,015.89	0.03	222,007.95
7.500 - 7.749	1	74,909.15	0.01	74,909.15
7.750 - 7.999	1	322,337.99	0.02	322,337.99
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Non-Zero Minimum: 1.000

Maximum: 7.990

Non-Zero Weighted Average: 5.673

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11. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,332	170,246,316.64	12.47	127,812.55
4.500 - 4.999	6	2,287,676.67	0.17	381,279.45
5.000 - 5.499	61	18,974,012.55	1.39	311,049.39
5.500 - 5.999	422	123,446,764.35	9.04	292,527.88
6.000 - 6.499	551	148,951,901.78	10.91	270,330.13
6.500 - 6.999	976	258,674,045.16	18.95	265,034.88
7.000 - 7.499	674	162,372,738.09	11.90	240,909.11
7.500 - 7.999	932	211,127,614.28	15.47	226,531.77
8.000 - 8.499	506	98,594,711.02	7.22	194,851.21
8.500 - 8.999	520	90,807,726.42	6.65	174,630.24
9.000 - 9.499	225	36,434,313.94	2.67	161,930.28
9.500 - 9.999	176	27,542,126.02	2.02	156,489.35
10.000 - 10.499	50	6,406,330.90	0.47	128,126.62
10.500 - 10.999	43	6,022,327.86	0.44	140,054.14
11.000 - 11.499	17	2,244,050.42	0.16	132,002.97
11.500 - 11.999	5	529,642.87	0.04	105,928.57
12.000 - 12.499	3	257,612.18	0.02	85,870.73
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Non-Zero Minimum: 4.890

Maximum: 12.350

Non-Zero Weighted Average: 7.267

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12. Range of Maximum Mortgage Rates (%)

			% of Mortgage Pool by	

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,332	170,246,316.64	12.47	127,812.55
11.000 - 11.499	1	314,093.87	0.02	314,093.87
11.500 - 11.999	7	2,037,552.27	0.15	291,078.90
12.000 - 12.499	68	22,167,278.10	1.62	325,989.38
12.500 - 12.999	424	122,738,000.48	8.99	289,476.42
13.000 - 13.499	557	150,172,860.04	11.00	269,610.16
13.500 - 13.999	973	257,894,841.87	18.89	265,051.22
14.000 - 14.499	669	161,210,613.49	11.81	240,972.52
14.500 - 14.999	930	210,383,764.51	15.41	226,219.10
15.000 - 15.499	506	98,857,007.00	7.24	195,369.58
15.500 - 15.999	516	90,436,333.75	6.63	175,264.21
16.000 - 16.499	223	35,854,408.88	2.63	160,782.10
16.500 - 16.999	175	27,146,876.02	1.99	155,125.01
17.000 - 17.499	50	6,406,330.90	0.47	128,126.62
17.500 - 17.999	43	6,022,327.86	0.44	140,054.14
18.000 - 18.499	17	2,244,050.42	0.16	132,002.97
18.500 - 18.999	5	529,642.87	0.04	105,928.57
19.000 - 19.499	3	257,612.18	0.02	85,870.73
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Non-Zero Minimum: 11.000

Maximum: 19.350

Non-Zero Weighted Average: 14.258

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13. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,332	170,246,316.64	12.47	127,812.55
1	38	8,146,573.55	0.60	214,383.51
1.5	5,121	1,183,218,256.12	86.69	231,052.19
3	8	3,308,764.84	0.24	413,595.61
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Non-Zero Minimum: 1.000

Maximum: 3.000

Non-Zero Weighted Average: 1.501

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14. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,332	170,246,316.64	12.47	127,812.55
1	39	8,206,754.39	0.60	210,429.60
1.5	5,121	1,183,218,256.12	86.69	231,052.19
3	7	3,248,584.00	0.24	464,083.43
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Non-Zero Minimum: 1.000

Maximum: 3.000

Non-Zero Weighted Average: 1.501

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15. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,332	170,246,316.64	12.47	127,812.55
Mar-05	7	3,248,584.00	0.24	464,083.43
Aug-06	1	428,571.90	0.03	428,571.90
Sep-06	6	1,016,688.07	0.07	169,448.01
Oct-06	19	5,335,756.53	0.39	280,829.29
Nov-06	128	39,111,943.88	2.87	305,562.06
Dec-06	875	207,523,512.67	15.20	237,169.73
Jan-07	1,845	422,660,235.51	30.97	229,084.14
Feb-07	2,101	471,172,130.85	34.52	224,260.89
Oct-07	2	594,061.76	0.04	297,030.88
Nov-07	1	138,595.26	0.01	138,595.26
Dec-07	24	6,317,306.64	0.46	263,221.11
Jan-08	90	20,886,910.44	1.53	232,076.78
Feb-08	68	16,239,297.00	1.19	238,813.19
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 20050301

Maximum: 20080201
Weighted Average: 20070117

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16. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
California	2,166	577,756,858.09	42.33	266,739.08
New York	422	117,615,814.62	8.62	278,710.46
Florida	669	103,737,440.84	7.60	155,063.44
New Jersey	338	84,328,925.01	6.18	249,493.86
Massachusetts	284	70,106,509.91	5.14	246,853.91
Illinois	228	42,369,851.89	3.10	185,832.68
Texas	308	33,400,757.34	2.45	108,444.02
Nevada	149	32,745,806.80	2.40	219,770.52
Hawaii	96	26,984,957.42	1.98	281,093.31
Michigan	165	21,283,429.82	1.56	128,990.48
Maryland	93	19,424,926.87	1.42	208,870.18
Arizona	129	19,213,160.74	1.41	148,939.23
Washington	85	16,124,796.72	1.18	189,703.49
Connecticut	79	15,144,446.61	1.11	191,701.86
Virginia	71	14,839,603.17	1.09	209,008.50
Other	1,217	169,842,625.30	12.44	139,558.44
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Number of States/District of Columbia Represented: 50

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17. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Primary	5,645	1,201,308,025.78	88.01	212,809.22
Investment	768	145,995,286.97	10.70	190,098.03

Second Home	86	17,616,598.40	1.29	204,844.17
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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18. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Single Family Residence	4,774	966,902,142.40	70.84	202,535.01
2-4 Family	740	193,471,401.58	14.17	261,447.84
Planned Unit Development	580	129,286,896.63	9.47	222,908.44
Condo	405	75,259,470.54	5.51	185,825.85
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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19. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Refinance - Cashout	3,344	729,926,466.33	53.48	218,279.45
Purchase	2,805	570,963,602.65	41.83	203,552.09
Refinance - Rate Term	350	64,029,842.17	4.69	182,942.41
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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20. Documentation Level

			% of Mortgage Pool by	

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Stated Documentation	6,499	1,364,919,911.15	100.00	210,019.99
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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21. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
500 - 524	228	39,675,776.33	2.91	174,016.56
525 - 549	386	67,195,590.18	4.92	174,081.84
550 - 574	593	112,631,149.16	8.25	189,934.48
575 - 599	672	142,453,827.42	10.44	211,984.86
600 - 624	760	166,573,595.01	12.20	219,175.78
625 - 649	1,102	237,559,419.52	17.40	215,571.16
650 - 674	1,155	236,112,172.73	17.30	204,426.12
675 - 699	775	172,106,795.86	12.61	222,073.28
700 - 724	410	93,166,820.89	6.83	227,236.15
725 - 749	217	53,892,150.70	3.95	248,350.92
750 - 774	144	30,484,442.19	2.23	211,697.52
775 - 799	51	12,117,857.70	0.89	237,605.05
800 +	6	950,313.46	0.07	158,385.58
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Minimum: 500
Maximum: 808
Weighted Average: 638

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22. Prepayment Penalty Term

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Avg. Cut-off

Prepayment Penalty Term	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Date Principal Balance ($)
0	2,056	446,202,477.72	32.69	217,024.55
12	217	49,740,044.79	3.64	229,216.80
24	3,456	741,501,657.36	54.33	214,554.88
36	770	127,475,731.28	9.34	165,552.90
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

Non-Zero Minimum: 12

Maximum: 36

Non-Zero Weighted Average: 25

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23. Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
1st Lien	6,004	1,334,906,532.43	97.80	222,336.20
2nd Lien	495	30,013,378.72	2.20	60,633.09
Total:	**6,499**	**1,364,919,911.15**	**100.00**	**210,019.99**

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Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
7.338	81.01	630
7.338	81.29	648
5.549	82.59	728
6.905	81.08	664
7.091	83.69	673
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
4.969	77.09	668
5.280	76.97	677
5.793	76.68	667
6.241	76.47	658
6.752	79.45	650
7.239	82.23	643
7.742	82.81	627
8.224	83.07	619
8.725	82.20	599
9.217	83.10	590
9.724	80.62	573
10.241	89.44	626
10.738	91.27	629
11.187	88.28	614
11.685	95.44	641
12.208	86.93	615
12.561	99.99	645
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.290	91.65	661
8.703	82.67	627
7.773	78.88	625
7.442	78.09	628
7.343	78.68	630
7.165	79.92	636
7.048	80.93	639
7.094	83.63	647
7.011	82.88	646
6.839	83.12	647
6.883	83.12	662
6.858	80.75	661
6.687	75.29	654
6.677	73.56	688
6.547	80.76	686
7.350	76.36	648
6.600	78.72	719
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score

10.290	91.65	661
8.706	82.68	627
7.772	78.88	625
7.442	78.09	628
7.342	78.66	630
7.166	79.93	636
7.048	80.89	639
7.096	83.62	647
7.007	82.95	646
6.839	83.12	647
6.883	83.12	662
6.858	80.75	661
6.687	75.29	654
6.677	73.56	688
6.547	80.76	686
7.350	76.36	648
6.600	78.72	719
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.233	82.09	647
7.937	71.86	582
7.501	78.48	607
8.081	67.43	570
8.731	63.93	568
9.056	53.96	603
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.049	51.98	625
7.386	69.09	621
9.020	85.19	656
5.719	83.13	723
7.318	80.74	637
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.049	51.98	625
7.386	69.09	621
9.020	85.19	656
5.719	83.13	723
7.318	80.74	637
7.334	**80.67**	**638**

Weighted Average Gross	Weighted Average Combined	Weighted Average

Interest Rate (%)	Original LTV (%)	FICO Score
7.188	24.51	607
6.914	33.16	602
7.287	38.23	590
7.179	42.77	610
6.895	47.94	617
6.920	53.10	613
7.169	58.00	601
7.153	63.37	597
7.322	68.76	603
7.390	73.94	601
6.914	79.73	655
7.362	84.46	616
7.553	89.72	651
7.652	94.75	657
10.263	100.00	682
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
6.618	79.67	685
7.700	80.00	687
7.250	64.94	577
6.156	77.41	696
5.843	82.55	724
5.893	74.83	665
6.247	80.66	685
7.215	81.44	647
6.965	82.85	634
7.051	82.12	638
7.244	81.87	643
7.676	78.63	605
8.154	72.05	576
8.600	66.66	567
8.784	64.22	566
9.477	70.68	599

8.079	52.16	649
8.500	56.78	523
9.400	75.00	506
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
4.969	77.09	668
5.280	76.97	677
5.773	77.55	667
6.237	77.80	659
6.753	80.63	650
7.239	82.70	643
7.745	83.53	627
8.219	83.53	617
8.726	82.40	599
9.223	83.60	591
9.713	79.11	562
10.205	80.55	564
10.720	74.17	526
11.205	67.50	510
11.740	68.52	515
12.121	58.01	540
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
5.000	79.90	715
5.080	73.78	647
5.337	77.85	683
5.793	77.58	665
6.246	77.84	659
6.760	80.58	650
7.241	82.70	643
7.747	83.60	628
8.225	83.55	617
8.730	82.38	599
9.223	83.55	591
9.716	79.03	562
10.205	80.55	564
10.720	74.17	526
11.205	67.50	510
11.740	68.52	515
12.121	58.01	540
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
7.463	81.79	625
7.270	81.04	636
5.610	82.63	728
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
7.474	81.82	625
7.270	81.04	636
5.549	82.59	728
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.804	78.04	646
5.549	82.59	728
5.625	79.83	721
7.873	88.80	683
6.588	81.43	644
6.268	82.31	647
6.922	82.29	632
7.175	81.08	640
7.600	80.29	632
8.683	83.26	697
10.850	75.00	523
6.601	78.67	655
7.076	81.24	659
7.782	83.34	642
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
6.928	79.03	643
7.350	81.36	639
7.835	81.26	623
7.574	82.65	632
7.357	81.02	648
7.626	83.53	640
8.017	80.83	618
7.497	80.97	642
6.819	79.96	667
8.255	82.08	626
7.613	80.24	622
7.365	84.05	640
7.572	83.64	631
7.628	83.39	645
7.789	80.61	623
7.871	82.60	628
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.257	80.27	634
7.886	83.59	665

7.972	84.22	656
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.301	80.06	633
7.422	82.13	652
7.445	82.60	642
7.333	81.56	652
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.291	77.52	617
7.407	84.72	665
7.172	80.56	634
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.334	80.67	638
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
9.318	72.03	512
8.593	73.47	537
7.631	75.64	562
7.477	78.64	587
7.339	80.61	613
7.170	81.51	637
7.167	83.28	662
6.960	82.93	686
6.857	83.18	710
6.886	83.00	736
7.234	83.72	760
6.969	83.69	785
7.627	84.75	805
7.334	**80.67**	**638**

Weighted Average	Weighted Average	Weighted

Gross Interest Rate (%)	Combined Original LTV (%)	Average FICO Score
7.709	82.32	639
7.595	80.32	646
7.120	80.64	635
7.158	75.25	647
7.334	**80.67**	**638**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
7.256	80.24	637
10.768	99.94	681
7.334	**80.67**	**638**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

Table of Contents

1. Geographic Distribution of Mortgaged Properties
2. Credit Score - ARMs to Reset Jan - Feb 2007

1. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Cut-off Date Principal Balance ($)
Alabama	86	7,695,461	0.26	89,482
Alaska	28	4,972,943	0.17	177,605
Arizona	439	62,836,550	2.10	143,136
Arkansas	60	6,695,590	0.22	111,593
California	4,357	1,134,230,505	37.92	260,324
Colorado	250	40,012,050	1.34	160,048
Connecticut	173	31,889,618	1.07	184,333
Delaware	23	3,581,719	0.12	155,727
District of Columbia	60	11,875,931	0.40	197,932
Florida	1,539	222,779,752	7.45	144,756
Georgia	278	35,949,794	1.20	129,316
Hawaii	194	52,969,836	1.77	273,040
Idaho	49	5,965,714	0.20	121,749
Illinois	664	111,137,561	3.72	167,376
Indiana	253	25,909,066	0.87	102,407
Iowa	58	5,670,222	0.19	97,762
Kansas	54	6,307,396	0.21	116,804
Kentucky	100	10,131,489	0.34	101,315
Louisiana	93	9,398,918	0.31	101,064
Maine	86	13,791,326	0.46	160,364
Maryland	366	71,605,606	2.39	195,644
Massachusetts	591	137,787,028	4.61	233,142
Michigan	493	58,689,912	1.96	119,046
Minnesota	195	33,241,032	1.11	170,467
Mississippi	43	4,165,883	0.14	96,881
Missouri	196	20,854,784	0.70	106,402
Montana	28	4,290,530	0.14	153,233
Nebraska	41	3,377,302	0.11	82,373
Nevada	382	80,440,191	2.69	210,576
New Hampshire	50	8,584,342	0.29	171,687
New Jersey	622	147,704,182	4.94	237,467
New Mexico	133	15,707,486	0.53	118,101

New York	698	184,764,019	6.18	264,705
North Carolina	144	16,909,588	0.57	117,428
North Dakota	14	1,445,675	0.05	103,263
Ohio	402	42,255,515	1.41	105,113
Oklahoma	81	7,328,181	0.24	90,471
Oregon	176	26,426,974	0.88	150,153
Pennsylvania	345	40,206,988	1.34	116,542
Rhode Island	95	17,790,728	0.59	187,271
South Carolina	127	14,877,695	0.50	117,147
South Dakota	3	331,501	0.01	110,500
Tennessee	188	22,527,956	0.75	119,830
Texas	869	88,437,459	2.96	101,769
Utah	67	8,771,665	0.29	130,920
Vermont	5	502,699	0.02	100,540
Virginia	222	40,124,388	1.34	180,740
Washington	351	61,811,394	2.07	176,101
West Virginia	14	1,815,570	0.06	129,684
Wisconsin	180	23,372,832	0.78	129,849
Wyoming	11	1,373,435	0.05	124,858
Total:	**15,976**	**2,991,323,979**	**100.00**	**187,239**

Number of States/District of Columbia Represented: 51

Top

2. Credit Score - ARMs to Reset Jan - Feb 2007

Credit Score - ARMs to Reset Jan - Feb 2007	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Cut-off Date Principal Balance ($)
500 - 524	682	108,252,555	5.62	158,728
525 - 549	919	152,422,129	7.91	165,857
550 - 574	1,174	210,283,791	10.91	179,117
575 - 599	1,332	262,572,460	13.63	197,126
600 - 624	1,378	282,964,025	14.68	205,344
625 - 649	1,477	321,993,218	16.71	218,005
650 - 674	1,077	242,509,296	12.58	225,171
675 - 699	664	161,936,709	8.40	243,881
700 - 724	351	87,711,524	4.55	249,890
725 - 749	186	48,496,352	2.52	260,733
750 - 774	146	34,979,805	1.82	239,588
775 - 799	45	11,351,622	0.59	252,258
800 +	7	1,505,570	0.08	215,081
Total:	**9,438**	**1,926,979,055**	**100.00**	**204,172**

Minimum: 500

Maximum: 815

Weighted Average: 620

Weighted Average FICO Score	Weighted Average Comb Original LTV	Weighted Average DTI
588	84.56	37.72
618	85.23	39.40
624	83.36	38.53
623	86.84	41.56
631	78.73	41.32
621	82.98	40.95
625	82.05	38.72
605	79.59	37.00
599	71.78	39.34
609	80.81	40.89
607	82.98	39.17
649	78.75	40.79
624	82.87	37.64
622	83.13	40.37
618	85.56	38.01
607	86.19	40.22
608	87.90	38.83
610	84.59	38.31
606	82.66	37.39
616	80.30	38.19
604	79.94	40.33
635	80.25	41.58
606	82.98	39.03
630	82.70	40.16
585	83.35	39.78
605	83.22	38.13
607	79.22	37.62
620	83.55	40.94
625	80.74	39.83
610	77.58	41.61
619	81.74	41.87
609	82.80	39.70

630	80.49	41.71
599	83.16	37.91
626	83.98	39.88
605	85.17	38.24
599	83.37	39.60
636	81.30	39.95
603	82.66	38.81
628	81.26	41.15
593	83.55	37.80
589	84.94	30.87
607	82.76	38.25
602	80.86	38.85
639	84.65	39.07
579	79.23	40.14
609	80.53	40.48
617	82.23	39.79
597	82.33	39.31
606	83.26	38.76
623	88.26	41.07
623	**80.54**	**40.62**

Weighted Average FICO Score	Weighted Average Comb Original LTV	Weighted Average DTI
512	73.03	40.80
536	75.82	40.65
562	78.48	40.56
587	80.17	41.12
613	82.22	40.09
637	82.52	40.72
662	83.24	40.69
686	83.29	40.77
711	83.24	41.09
736	83.10	40.22
760	83.71	39.23
784	84.85	40.59
810	71.92	41.43
620	**80.88**	**40.64**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. *Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered* thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

Instructions: Please also provide info on conforming and non-conforming pool (cells ha

	aggregate pool	group: 1	group: 2
gross WAC	7.059	7.087	7.013
wtd avg FICO	623	624	621
FICO < 600	35.25	34.58	36.35
FICO 600-650	33.40	33.37	33.44
wtd avg CLTV	80.54	80.19	81.12
CLTV = 80	26.19	26.32	25.97
CLTV > 80.01	45.06	44.77	45.54
LTV 95.01 -100	3.13	3.31	2.83
Full Doc (%)	49.46	50.19	48.27
Stated Doc (%)	45.63	45.44	45.93
purch (%)	32.15	31.59	33.06
CO refi (%)	59.69	59.84	59.43
Own Occ (%)	91.76	91.66	91.92
Prepay Penalty (%)	71.41	72.54	69.55
DTI (%)	40.62	40.35	41.07
ARM ? (%)	81.57	80.38	83.53
2/28 (%)	77.71	76.78	79.24
3/27 (%)	3.74	3.58	4.00
1st Lien (%)	98.00	98.04	97.92
Avg Loan Balance	187,238.61	168,834.25	228,126.04
# of Loans	15976	11017	4959
Loan Bal < $100k	9.82	10.44	8.79
Mtg Rates > 12%	0.08	0.07	0.11
Manuf Housing (%)	0	0	0
largest state	California (37.92%)	California (37.43%)	California (38.72%)
silent 2nd (%)	20.62	20.96	20.07
IO loans (%)	16.97	16.15	18.32
5yr IO	0.10	0.08	0.12
2 yr IO	15.96	15.29	17.08
IO: FICO	649	648	651
IO LTV	81.59	81.14	82.24
IO DTI	40.53	40.23	40.97
IO full doc (%)	9.35	9.05	9.83
IO: purch (%)	7.85	7.41	8.58

ıve already been formatted in column B, C, D, E)

group: ______

Deal Info	
Deal Name	NCHET 2005-1
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	New Century
Trustee:	
Lead Manager(s)	Morgan Stanley
Month (non-zero avg):	
To Roll	24
Remaining Term	355
Remaining IO Term	25

Key

- Cells in red font are calculations and should be left alone.
- Significant Loans qualifiers are list below each bucket

(i) Fill in top 15 states only, combine the remaining in the "Other" Bucket.
(ii) Extend Fixed / Floating bucket to include all loan types also separate 2/28 from Interest Only (IO) 2/28 and so on. If the concentration of IO's is greater than 20% please fill out the IO template.

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
NA			0.00%											
=<500	33	4,643,824	0.16%	140,722	8.44	500	76.10	37.84	4.21	13.28	85.12	-	-	0.00
>500 =<520	744	110,831,524	3.71%	148,967	8.50	511	72.88	41.26	1.31	7.29	82.49	-	-	0.00
>520 =<540	1,006	161,608,438	5.40%	160,645	8.03	531	74.51	40.13	3.50	9.45	84.40	-	-	0.00
>540 =<560	1,287	206,464,904	6.90%	160,423	7.55	552	76.70	40.45	3.34	10.42	79.56	-	-	0.02
>560 =<580	1,430	244,998,699	8.19%	171,328	7.33	571	78.07	40.93	3.82	11.76	76.30	-	-	0.13
>580 =<600	1,891	342,767,053	11.46%	181,262	7.02	590	79.86	40.96	4.42	12.03	68.09	-	-	2.15
>600 =<620	1,925	363,161,006	12.14%	188,655	6.86	611	80.97	40.20	5.61	15.79	64.15	-	-	2.66
>620 =<640	2,144	412,272,925	13.78%	192,291	6.87	630	82.32	40.56	8.48	14.50	61.21	-	-	3.09
>640 =<660	1,944	378,099,624	12.64%	194,496	6.83	650	82.63	40.83	10.03	17.45	50.06	-	-	2.76
>660 =<680	1,396	284,731,325	9.52%	203,962	6.82	669	82.73	40.52	13.20	21.22	43.38	-	-	2.16
>680 =<700	939	204,143,766	6.82%	217,406	6.68	690	82.86	40.76	12.04	22.53	39.81	-	-	1.76
>700 =<750	937	214,186,807	7.16%	228,588	6.65	721	82.97	40.75	16.61	26.60	31.99	-	-	1.86
>750	300	63,414,084	2.12%	211,380	6.91	769	83.39	39.76	26.60	25.98	33.36	-	-	0.38
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

FICO Mean: 623 Me 617 Standard Deviation: 59

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
=<50	554	77,829,081	2.60%	140,486	6.78	605	41.13	38.23	6.07	14.20	92.57	-	-	0.15
>50 =<55	231	39,010,672	1.30%	168,877	6.82	599	52.85	37.77	6.96	16.66	92.40	-	-	0.10
>55 =<60	369	68,028,401	2.27%	184,359	6.93	595	58.02	38.01	7.78	13.31	92.24	-	-	0.19
>60 =<65	607	113,068,966	3.78%	186,275	6.92	592	63.32	40.32	7.33	16.26	91.79	-	-	0.33
>65 =<70	805	149,223,645	4.99%	185,371	7.02	594	68.59	39.77	6.62	14.74	90.72	-	-	0.61
>70 =<75	1,220	223,816,531	7.48%	183,456	7.11	591	73.91	40.52	7.26	13.55	88.90	-	-	0.63
>75 =<80	4,800	972,329,192	32.50%	202,569	6.70	634	79.67	41.26	3.65	15.99	36.55	-	-	8.25
>80 =<85	2,207	456,776,098	15.27%	206,967	7.07	607	84.42	40.72	8.20	15.56	74.55	-	-	2.34
>85 =<90	3,026	619,013,295	20.69%	204,565	7.21	636	89.62	40.24	19.83	17.75	57.92	-	-	3.29
>90 =<95	862	178,712,871	5.97%	207,324	7.34	645	94.71	41.28	2.09	16.23	57.89	-	-	1.09
>95 <100	1,295	93,515,226	3.13%	72,213	9.73	662	99.98	41.87	-	16.78	19.79	-	-	0.00
=>100	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

LTV Mean: 80.54 Me 80 Standard Deviation: 12.88

DTI BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
DTI	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
=<20	559	83,990,187	2.81%	150,251	7.18	620	77.37	14.03	22.97	13.04	67.15	-	-	0.38
>20 =<25	710	103,283,557	3.45%	145,470	7.13	619	77.70	22.85	10.59	11.14	73.00	-	-	0.41
>25 =<30	1,204	182,100,897	6.09%	151,247	7.05	615	77.18	27.72	7.47	11.60	70.73	-	-	0.93
>30 =<35	1,796	309,385,257	10.34%	172,264	7.09	623	79.97	32.71	8.26	13.94	65.11	-	-	1.67
>35 =<40	2,630	490,881,825	16.41%	186,647	7.04	624	80.86	37.61	7.24	15.31	61.11	-	-	3.26
>40 =<45	3,434	671,017,668	22.43%	195,404	7.06	626	81.51	42.65	6.96	16.03	56.05	-	-	4.38
>45 =<50	4,868	1,003,368,270	33.54%	206,115	7.06	626	82.42	47.75	8.16	18.53	52.64	-	-	5.73
>50 =<55	748	140,632,735	4.70%	188,012	6.91	593	71.40	52.45	8.78	15.36	81.02	-	-	0.18
>55 =<60	26	6,307,613	0.21%	242,600	6.80	595	72.45	56.77	6.50	18.63	76.61	-	-	0.03
>60	1	355,969	0.01%	355,969	7.20	556	75.00	74.56	100.00	100.00	100.00	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

DTI Mean: 40.62 Me 41.81 Standard Deviation: 9.24

PURPOSE BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
Purpose	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Purchase	5,184	961,635,785	32.15%	185,501	7.16	652	84.46	41.61	12.47	21.03	-	-	-	7.85
Refi (Cash out)	9,288	1,785,419,982	59.69%	192,229	7.02	607	78.22	40.04	6.62	14.16	100.00	-	-	7.92
Refi (no Cash)	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Refi (Rate Term)	1,504	244,268,212	8.17%	162,412	6.92	618	82.09	40.96	3.49	9.55	-	-	-	1.19
Consolidation	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

OCCUPANCY BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
Occ Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Primary (OOC)	14,572	2,744,750,710	91.76%	188,358	7.00	620	80.33	40.76	-	14.42	60.74	-	-	16.79
Investment	1,276	220,660,113	7.38%	172,931	7.72	658	83.15	38.75	100.00	35.45	49.08	-	-	0.04
2nd / Vacation	128	25,913,156	0.87%	202,447	7.74	648	81.23	42.30	100.00	17.64	37.89	-	-	0.13
Rental	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

DOCUMENTATION BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
Doc Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Full	8,829	1,479,657,133	49.46%	167,591	6.82	609	80.34	40.56	4.51	12.96	65.13	-	-	9.35
Alternative	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Limited	648	146,746,935	4.91%	226,461	6.90	620	81.35	36.41	11.07	12.22	62.51	-	-	1.32
Stated	6,499	1,364,919,911	45.63%	210,020	7.33	638	80.67	41.14	11.99	19.69	53.48	-	-	6.31
No Ratio	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
NINA	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
No Doc	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

PROPERTY BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Single Family	12,205	2,195,368,785	73.39%	179,875	7.04	618	80.18	40.32	6.30	-	62.91	-	-	12.06
PUD	1,567	317,468,454	10.61%	202,596	7.08	626	82.17	41.06	8.00	-	47.67	-	-	2.32
2-4 Unit	1,259	309,612,720	10.35%	245,920	7.19	644	81.43	41.83	21.55	100.00	53.99	-	-	1.39
Townhouse	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Condo	945	168,874,020	5.65%	178,703	6.97	636	80.59	41.51	9.53	100.00	50.77	-	-	1.20
MH	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

PRINCIPAL BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
=<50	733	28,353,403	0.95%	38,681	9.99	625	89.53	39.70	4.20	10.01	34.97	-	-	0.00
>50 =<75	1,669	104,367,827	3.49%	62,533	8.54	601	82.30	37.68	14.95	11.61	54.97	-	-	0.02
>75 =<100	1,894	166,755,890	5.57%	88,044	7.79	607	80.87	38.16	11.32	11.41	52.99	-	-	0.15
>100 =<125	1,805	203,451,328	6.80%	112,715	7.39	608	79.79	38.17	7.74	10.33	58.85	-	-	0.26
>125 =<150	1,625	223,742,546	7.48%	137,688	7.23	612	78.64	38.98	8.56	9.78	62.06	-	-	0.51
>150 =<200	2,513	439,612,316	14.70%	174,935	7.07	614	78.35	39.74	6.94	12.32	64.59	-	-	1.47
>200 =<250	1,746	391,133,274	13.08%	224,017	6.99	618	79.14	40.93	7.39	15.78	62.20	-	-	2.00
>250 =<300	1,274	349,306,085	11.68%	274,181	6.89	624	79.96	41.60	7.70	18.34	62.60	-	-	2.05
>300 =<350	976	316,197,650	10.57%	323,973	6.76	631	81.38	42.25	7.09	20.89	60.47	-	-	2.66
>350 =<400	731	273,845,265	9.15%	374,617	6.78	636	82.99	42.32	10.15	20.90	55.73	-	-	2.78
>400 =<450	399	169,289,344	5.66%	424,284	6.69	635	82.74	41.80	9.94	20.06	56.19	-	-	1.71
>450 =<500	306	146,230,810	4.89%	477,878	6.61	639	83.07	41.74	6.83	21.78	57.30	-	-	1.65
>500 =<600	217	119,177,883	3.98%	549,207	6.70	647	82.50	41.79	5.51	16.98	57.09	-	-	1.11
>600 =<700	57	36,411,764	1.22%	638,803	6.45	646	79.07	41.33	10.49	22.96	59.26	-	-	0.36
=>700	31	23,448,595	0.78%	756,406	6.35	662	78.28	41.84	9.61	16.91	55.22	-	-	0.26
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

* In $1,000

Min 18,980 Max 1,000,000

State Concentration Bucket (I)														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
State*	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
California	4,357	1,134,230,505	37.92%	260,324	6.67	631	78.73	41.32	7.31	14.41	61.61	-	-	10.93
Florida	1,539	222,779,752	7.45%	144,756	7.49	609	80.81	40.89	11.17	11.16	59.84	-	-	0.63
New York	698	184,764,019	6.18%	264,705	7.09	630	80.49	41.71	7.93	36.43	58.93	-	-	0.50
New Jersey	622	147,704,182	4.94%	237,467	7.33	619	81.74	41.87	8.32	36.29	61.57	-	-	0.32
Massachusetts	591	137,787,028	4.61%	233,142	7.00	635	80.25	41.58	7.42	38.83	59.43	-	-	0.50
Illinois	664	111,137,561	3.72%	167,376	7.30	622	83.13	40.37	8.89	25.87	57.26	-	-	0.26
Texas	869	88,437,459	2.96%	101,769	7.61	602	80.86	38.85	6.98	2.88	45.72	-	-	0.06
Nevada	382	80,440,191	2.69%	210,576	7.01	625	80.74	39.83	13.81	3.88	60.40	-	-	0.59
Maryland	366	71,605,606	2.39%	195,644	7.17	604	79.94	40.33	4.47	5.80	77.82	-	-	0.22
Arizona	439	62,836,550	2.10%	143,136	7.01	624	83.36	38.53	8.03	2.07	49.73	-	-	0.49
Washington	351	61,811,394	2.07%	176,101	6.97	617	82.23	39.79	4.57	5.63	54.74	-	-	0.49
Michigan	493	58,689,912	1.96%	119,046	7.80	606	82.98	39.03	9.52	7.66	61.71	-	-	0.19
Hawaii	194	52,969,836	1.77%	273,040	6.60	649	78.75	40.79	10.56	29.06	55.39	-	-	0.29
Ohio	402	42,255,515	1.41%	105,113	7.62	605	85.17	38.24	12.17	7.13	67.06	-	-	0.07
Pennsylvania	345	40,206,988	1.34%	116,542	7.42	603	82.66	38.81	6.65	8.43	61.70	-	-	0.05
Other	3,664	493,667,482	16.50%	134,735	7.41	614	82.50	39.30	9.00	9.35	56.61	-	-	1.38
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

*Separate California into North and South if possible.

California Breakdown	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics									
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
CA North	1,366	362,011,034	31.92%	265,015	6.71	633	79.89	41.12	8.16	8.53	54.83	-	-	4.41
CA South	2,991	772,219,471	68.08%	258,181	6.66	630	78.19	41.41	6.90	17.16	64.78	-	-	6.53
	4,357	1,134,230,505	100.00%	260,324	6.67	631	78.73	41.32	7.31	14.41	61.61	-	-	10.93

FIXED / FLOATING (ii)

Type	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics									
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Fixed	4,324	551,251,232	18.43%	127,486	7.35	628	78.44	40.04	3.67	13.38	70.08	-	-	0.00
Balloon	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
2/28	9,464	1,846,287,958	61.72%	195,085	7.14	614	80.84	40.80	11.48	16.80	59.92	-	-	0.00
3/27	438	86,217,119	2.88%	196,843	7.04	625	81.46	41.12	10.60	19.84	64.66	-	-	0.00
5/25	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
2/28 IO	1,652	478,344,037	15.99%	289,555	6.47	648	81.63	40.52	1.00	15.00	45.86	-	-	15.99
3/27 IO	89	25,572,249	0.85%	287,329	6.45	655	80.53	40.22	1.76	19.90	65.01	-	-	0.85
5/25 IO	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	9	3,651,384	0.12%	405,709	5.61	724	83.17	44.62	-	15.99	27.03	-	-	0.12
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics									
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
First	14,882	2,931,366,939	98.00%	196,974	6.98	622	80.15	40.59	8.41	15.96	60.67	-	-	16.97
Second	1,094	59,957,040	2.00%	54,805	10.72	656	99.92	42.33	-	17.99	11.80	-	-	0.00
Third	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

PREPAYMENT BUCKET

Type	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics									
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
None	4,688	855,239,811	28.59%	182,432	7.47	623	81.92	40.74	10.05	24.39	56.52	-	-	2.75
6 Months	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
1 Year	459	102,202,835	3.42%	222,664	7.27	635	79.39	41.01	9.48	24.47	58.17	-	-	0.50
2 Year	8,037	1,597,210,395	53.39%	198,732	6.88	620	80.85	40.77	8.11	12.28	57.87	-	-	13.12
3 Year	2,792	436,670,937	14.60%	156,401	6.87	630	76.96	39.78	4.90	11.14	72.88	-	-	0.60
5 Year	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

INDEX BUCKET

Type	Deal Size # Loans	Balance	%	WA Loan Balance	Weighted Average Collateral Characteristics WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
Fixed Rate	4,324	551,251,232	18.43%	127,486	7.35	628	78.44	40.04	3.67	13.38	70.08	-	-	0.00
Libor - 6 Month	11,643	2,436,421,363	81.45%	209,261	7.00	621	81.01	40.75	9.29	16.59	57.38	-	-	16.85
Libor - 1 Year	9	3,651,384	0.12%	405,709	5.61	724	83.17	44.62	-	15.99	27.03	-	-	0.12
Treasury - 1 Year	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
CMT - 1 Year	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
Other	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	0.00
TOTAL	15,976	2,991,323,979	100.00%	187,239	7.06	623	80.54	40.62	8.24	16.00	59.69	-	-	16.97

List all reset rates

IO ONLY BUCKET

Type	Deal Size # Loans	Balance	%	WA Loan Balance	Weighted Average Collateral Characteristics WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Avg. Age*
NA	-	-	0.00%	-	-	-	-	-	-	-	-	-	
=<500	-	-	0.00%	-	-	-	-	-	-	-	-	-	
>500 =<520	-	-	0.00%	-	-	-	-	-	-	-	-	-	
>520 =<540	-	-	0.00%	-	-	-	-	-	-	-	-	-	
>540 =<560	2	562,000	0.02%	281,000	7.41	551	82.72	44.39	-	-	-	-	
>560 =<580	15	3,765,900	0.13%	251,060	6.58	578	75.38	43.01	-	5.59	63.63	-	NA
>580 =<600	237	64,381,722	2.15%	271,653	6.51	591	81.94	41.58	0.63	8.23	58.91	-	NA
>600 =<620	282	79,606,039	2.66%	282,291	6.59	611	80.59	40.45	0.96	16.57	60.46	-	NA
>620 =<640	331	92,527,919	3.09%	279,541	6.55	631	81.72	40.88	0.58	11.67	52.66	-	NA
>640 =<660	274	82,506,300	2.76%	301,118	6.47	650	82.69	40.77	0.77	16.29	43.09	-	NA
>660 =<680	222	64,561,408	2.16%	290,817	6.47	669	81.02	38.95	0.58	17.47	46.13	-	NA
>680 =<700	174	52,777,625	1.76%	303,320	6.31	690	81.86	40.36	0.76	21.66	29.57	-	NA
>700 =<750	176	55,563,795	1.86%	315,703	6.26	721	81.94	40.14	2.47	17.40	28.24	-	NA
>750	37	11,314,961	0.38%	305,810	6.19	767	79.77	41.34	6.39	18.91	27.79	-	NA
TOTAL	1,750	507,567,670	16.97%	290,039	6.47	649	81.59	40.53	1.03	15.26	46.68		NA

* refers to the average age of the borrower

MORTGAGE INSURANCE (MI)

Type	Deal Size # Loans	Balance	%	WA Loan Balance	Weighted Average Collateral Characteristics WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	MI Covered	NINA/No Doc	Interest only
=>80 LTV with MI			#DIV/0!											
>80 LTV without MI			#DIV/0!											
<80 LTV with MI			#DIV/0!											
Not covered by MI			#DIV/0!											
Other			#DIV/0!											
TOTAL		-	#DIV/0!											

MI coverage based on FICO and LTV buckets		Loan-to-Value (LTV) =<50	>50 =<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA												
	=<500												
	>500 =<550												
	>550 =<600												
	>600 =<625												
	>625 =<650												
	>650 =<675												
	>675 =<700												
	>700 =<725												
	>725 =<750												
	>750 <800												
	=>800												

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name
2	100.00%	New Century
3		
4		
5		
6		
7		
8		
9		
10		

Originator (s):	%	Name
2	100.00%	New Century

If there are more then 10 Servicers or Originator please list them ALL:

*Significant Loan Breakdown**

FICO	Deal Size			LTV Significant Loans (i)			Doc Significant Loans (ii)			DTI Significant Loans (iv)			Property Significant Loans (iii)	
	Balance	%		Balance	%		Balance	%		Balance	%		Balance	%
NA		#DIV/0!	Loan to Value (LTV) > 80		#DIV/0!	All No DOC, No Ratio and NINA		#DIV/0!	Debt To Income (DTI) >40		#DIV/0!	All Property Types except SF and PUD		#DIV/0!
=<500		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>500 =<520		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>520 =<540		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>540 =<560		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>560 =<580		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>580 =<600		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>600 =<620		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>620 =<640		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>640 =<660		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>660 =<680		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>680 =<700		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
>700 =<750		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
=>750		#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!			#DIV/0!
TOTAL	-	#DIV/0!	Flow →	-	#DIV/0!	Flow →	-	#DIV/0!	Flow →	-	#DIV/0!	Flow →		#DIV/0!

Buckets should flow from one Signifier to the next Signifier see diagram below for flow chart:



Aggregate Collateral
LTV Significant Loans
Doc Significant Loans
DTI Significant Loans
Property Significant Loans

** Cells in red font are calculations and should be left alone.*

(i) Loans with LTV >80 should be placed in each corresponding bucket
(ii) Significant Documentation should consist of No doc, No Ratio and NINA loans.
(iii) Property Significant loans will consist of everything that is not Single Family and (PUD).
(iv) DTI Significant loans should consist of loans with a DTI >40

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

1. California City Concentrations

California City Concentrations	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)
ACAMPO	2	500,000.00	0.02	250,000.00	6.918
ADELANTO	8	1,080,321.81	0.04	135,040.23	6.910
AGOURA HILLS	1	225,360.10	0.01	225,360.10	7.740
ALAMEDA	1	436,500.00	0.01	436,500.00	6.350
ALBANY	1	706,400.00	0.02	706,400.00	6.950
ALHAMBRA	5	1,737,867.70	0.06	347,573.54	6.200
ALISO VIEJO	3	870,570.98	0.03	290,190.33	6.091
ALTADENA	6	1,867,609.21	0.06	311,268.20	7.067
ALTADENA AREA	2	740,945.60	0.02	370,472.80	5.313
AMERICAN CANYON	3	1,283,598.90	0.04	427,866.30	6.263
ANAHEIM	34	12,731,628.63	0.43	374,459.67	6.412
ANDERSON	4	953,773.53	0.03	238,443.38	6.584
ANTELOPE	6	1,541,466.55	0.05	256,911.09	6.700
ANTIOCH	21	7,258,504.42	0.24	345,643.07	6.589
APPLE VALLEY	25	4,670,801.54	0.16	186,832.06	7.449
APPLEGATE	1	339,658.28	0.01	339,658.28	5.950
APTOS	2	948,693.97	0.03	474,346.99	7.314
ARBUCKLE	2	287,900.00	0.01	143,950.00	6.440
ARCADIA	1	486,000.00	0.02	486,000.00	6.450
ARCATA	1	99,672.96	0.00	99,672.96	7.300
AREA OF LANCASTER	1	221,832.64	0.01	221,832.64	4.990
AREA OF PANORAMA CITY	1	183,000.00	0.01	183,000.00	6.750
ARNOLD	1	300,706.16	0.01	300,706.16	8.200
ARROWBEAR LAKE	1	141,356.15	0.00	141,356.15	5.200
ARROWBEAR PARK	1	290,700.00	0.01	290,700.00	7.850
ARTESIA	3	787,631.85	0.03	262,543.95	6.753
ARTOIS	1	172,000.00	0.01	172,000.00	6.900
ARVIN	1	53,100.00	0.00	53,100.00	9.700
ATASCADERO	1	368,000.00	0.01	368,000.00	7.450
ATWATER	6	1,058,402.68	0.04	176,400.45	6.285
ATWATER AREA	1	195,500.00	0.01	195,500.00	5.990
AUBURN	6	1,375,863.14	0.05	229,310.52	7.195
AZUSA	3	842,596.95	0.03	280,865.65	7.097
BAKERSFIELD	109	16,975,159.05	0.57	155,735.40	6.965
BALDWIN PARK	17	3,910,503.91	0.13	230,029.64	6.704
BANNING	8	1,318,566.39	0.04	164,820.80	6.583
BANNING AREA	1	51,977.96	0.00	51,977.96	10.200
BARSTOW	10	1,107,777.64	0.04	110,777.76	7.597

BARSTOW AREA	1	69,750.00	0.00	69,750.00	6.300
BASS LAKE	2	665,469.62	0.02	332,734.81	6.990
BAY POINT	2	600,250.00	0.02	300,125.00	8.231
BEAUMONT	8	2,015,860.28	0.07	251,982.54	6.924
BELL	3	752,214.15	0.03	250,738.05	6.430
BELL GARDENS	3	847,619.48	0.03	282,539.83	7.304
BELLFLOWER	9	3,237,625.90	0.11	359,736.21	6.711
BENICIA	6	2,261,345.57	0.08	376,890.93	6.011
BERKELEY	3	1,183,557.00	0.04	394,519.00	7.370
BIG BEAR CITY	2	352,178.13	0.01	176,089.07	6.758
BIG PINE	2	576,239.09	0.02	288,119.55	7.415
BIGGS	1	118,896.54	0.00	118,896.54	6.700
BLOOMINGTON	13	2,203,909.92	0.07	169,531.53	6.503
BLYTHE	3	305,700.00	0.01	101,900.00	7.170
BOLINAS	1	585,000.00	0.02	585,000.00	7.400
BONITA	2	650,000.00	0.02	325,000.00	6.350
BONSALL	1	324,000.00	0.01	324,000.00	6.850
BOONVILLE	1	212,000.00	0.01	212,000.00	6.650
BORREGO SPRINGS	1	102,937.60	0.00	102,937.60	8.500
BOULDER CREEK	1	220,000.00	0.01	220,000.00	5.550
BOULEVARD	1	259,758.02	0.01	259,758.02	6.350
BRADBURY	1	720,094.25	0.02	720,094.25	5.450
BRAWLEY	3	397,308.69	0.01	132,436.23	8.052
BREA	3	1,044,881.47	0.03	348,293.82	6.576
BRENTWOOD	9	3,511,232.30	0.12	390,136.92	6.706
BROWNS VALLEY	1	315,000.00	0.01	315,000.00	7.600
BUELLTON	1	411,169.77	0.01	411,169.77	5.950
BUENA PARK	13	4,440,217.67	0.15	341,555.21	6.301
BURBANK	10	3,362,691.07	0.11	336,269.11	6.194
CALABASAS	2	281,262.11	0.01	140,631.06	6.525
CALEXICO	6	898,196.51	0.03	149,699.42	7.203
CALIFORNIA CITY	6	654,255.38	0.02	109,042.56	6.926
CALIMESA	3	640,948.70	0.02	213,649.57	6.796
CAMARILLO	4	1,715,000.00	0.06	428,750.00	5.984
CAMARRILLO	1	460,000.00	0.02	460,000.00	5.800
CAMERON PARK	1	171,811.74	0.01	171,811.74	5.500
CAMPBELL	1	424,706.04	0.01	424,706.04	7.850
CANOGA PARK	8	1,599,652.34	0.05	199,956.54	6.783
CANOGA PARK AREA	1	180,000.00	0.01	180,000.00	6.800
CANOGA PARK AREA	3	747,500.00	0.02	249,166.67	6.810
CANYON COUNTRY	5	1,800,864.45	0.06	360,172.89	6.670
CANYON LAKE	2	1,068,213.34	0.04	534,106.67	7.667
CARLSBAD	2	900,890.88	0.03	450,445.44	5.878
CARMICHAEL	8	2,075,082.82	0.07	259,385.35	6.828
CARSON	23	6,288,871.37	0.21	273,429.19	6.491
CARUTHERS	1	149,648.67	0.01	149,648.67	5.150
CASTAIC	4	1,232,167.25	0.04	308,041.81	6.115
CATHEDRAL CITY	10	2,301,352.48	0.08	230,135.25	7.036
CERES	5	1,010,168.95	0.03	202,033.79	6.911
CERRITOS	3	982,600.00	0.03	327,533.33	7.479
CHATSWORTH	2	926,704.62	0.03	463,352.31	7.275
CHICO	8	1,897,408.61	0.06	237,176.08	6.507
CHINO	17	5,207,473.40	0.17	306,321.96	6.940
CHINO HILLS	18	6,823,981.15	0.23	379,110.06	6.685
CHOWCHILLA	3	253,921.24	0.01	84,640.41	7.183
CHUALAR	3	635,963.58	0.02	211,987.86	6.271

CHULA VISTA	26	10,073,765.51	0.34	387,452.52	6.523
CITRUS HEIGHTS	17	3,696,632.29	0.12	217,448.96	6.720
CITY OF COMMERCE	1	238,745.70	0.01	238,745.70	5.650
CLAREMONT	2	535,189.21	0.02	267,594.61	5.959
CLEARLAKE	2	295,733.49	0.01	147,866.75	7.915
CLOVERDALE	2	719,558.56	0.02	359,779.28	8.061
CLOVIS	25	5,183,732.21	0.17	207,349.29	6.588
COACHELLA	3	449,125.17	0.02	149,708.39	7.563
COALINGA	4	498,459.04	0.02	124,614.76	6.818
COARSEGOLD	1	138,899.90	0.00	138,899.90	7.650
COBB	3	439,008.04	0.01	146,336.01	8.146
COLFAX	1	220,000.00	0.01	220,000.00	5.750
COLTON	14	2,390,354.21	0.08	170,739.59	6.670
COMMERCE	1	327,672.85	0.01	327,672.85	5.990
COMPTON	52	10,714,058.69	0.36	206,039.59	6.676
COMPTON AREA	1	160,000.00	0.01	160,000.00	7.750
CONCORD	15	5,144,822.84	0.17	342,988.19	6.396
CONOGA PARK	1	247,015.89	0.01	247,015.89	8.150
COPPEROPOLIS	1	74,226.27	0.00	74,226.27	11.500
CORNING	1	78,750.00	0.00	78,750.00	7.700
CORONA	39	13,551,781.76	0.45	347,481.58	6.657
CORONA AREA	3	626,000.00	0.02	208,666.67	6.291
CORONADO	1	624,434.99	0.02	624,434.99	6.500
COSTA MESA	8	3,335,545.61	0.11	416,943.20	6.843
COTO DE CAZA	1	733,461.55	0.02	733,461.55	5.750
COTTONWOOD	1	195,288.86	0.01	195,288.86	6.500
COVINA	14	3,971,717.13	0.13	283,694.08	6.082
COVINA AREA	1	140,968.85	0.00	140,968.85	8.750
CRESTLINE	2	310,752.50	0.01	155,376.25	6.294
CUPERTINO	2	771,913.49	0.03	385,956.75	7.428
CYPRESS	4	1,516,478.06	0.05	379,119.52	6.870
DALY CITY	8	3,402,502.44	0.11	425,312.81	6.096
DANVILLE	3	2,092,810.92	0.07	697,603.64	6.035
DAVIS	1	400,000.00	0.01	400,000.00	7.450
DELANO	3	321,739.41	0.01	107,246.47	7.492
DELHI	2	352,920.68	0.01	176,460.34	7.975
DENAIR	1	163,817.09	0.01	163,817.09	5.400
DESCANSO	1	149,670.88	0.01	149,670.88	5.500
DESERT HOT SPRINGS	14	2,380,734.18	0.08	170,052.44	7.430
DIAMOND BAR	6	1,970,384.03	0.07	328,397.34	6.467
DINUBA	2	295,594.00	0.01	147,797.00	5.842
DISCOVERY BAY	3	1,390,316.09	0.05	463,438.70	6.322
DIXON	3	985,573.86	0.03	328,524.62	6.563
DOWNEY	13	4,875,116.06	0.16	375,008.93	6.152
DRYTOWN	1	454,551.36	0.02	454,551.36	6.050
DUARTE	5	1,069,342.59	0.04	213,868.52	6.956
DUBLIN	2	828,000.00	0.03	414,000.00	5.833
DUNSMUIR	1	145,600.00	0.00	145,600.00	6.550
DUTCH FLAT	1	161,700.00	0.01	161,700.00	8.050
EAGLE ROCK	1	253,000.00	0.01	253,000.00	7.700
EARLIMART	1	78,146.47	0.00	78,146.47	6.825
EAST PALO ALTO	2	816,912.00	0.03	408,456.00	5.848
EL CAJON	13	5,007,434.40	0.17	385,187.26	6.165
EL CAJON AREA	1	800,000.00	0.03	800,000.00	7.450
EL CENTRO	5	961,094.37	0.03	192,218.87	6.913
EL DORADO HILLS	8	3,677,822.22	0.12	459,727.78	6.529

EL MONTE	8	2,776,842.50	0.09	347,105.31	7.056
EL SEGUNDO	1	385,900.00	0.01	385,900.00	5.750
EL SOBRANTE	1	551,449.43	0.02	551,449.43	5.990
ELIZABETH LAKE	2	354,961.14	0.01	177,480.57	6.058
ELK GROVE	23	6,796,928.79	0.23	295,518.64	6.796
ELVERTA	2	356,000.00	0.01	178,000.00	6.024
EMERYVILLE	1	467,500.00	0.02	467,500.00	5.990
EMPIRE	1	31,258.51	0.00	31,258.51	9.950
ESCALON	2	348,452.98	0.01	174,226.49	6.893
ESCONDIDO	13	3,871,746.17	0.13	297,826.63	6.321
ESPARTO	1	157,848.63	0.01	157,848.63	6.200
EUREKA	2	282,750.00	0.01	141,375.00	6.352
EXETER	2	304,016.37	0.01	152,008.19	6.379
FAIR OAKS	4	911,512.43	0.03	227,878.11	6.815
FAIRFIELD	23	6,953,851.00	0.23	302,341.35	6.182
FALLBROOK	5	2,118,775.50	0.07	423,755.10	6.334
FARMERSVILLE	1	136,571.59	0.00	136,571.59	5.900
FERNDALE	1	147,704.03	0.00	147,704.03	5.990
FILLMORE	3	1,229,579.31	0.04	409,859.77	6.027
FOLSOM	9	2,475,778.57	0.08	275,086.51	7.027
FONTANA	82	18,805,888.79	0.63	229,340.11	6.553
FONTANA AREA	3	643,226.88	0.02	214,408.96	7.740
FOOTHILL RANCH	2	395,000.00	0.01	197,500.00	7.370
FORESTHILL	1	254,773.92	0.01	254,773.92	6.600
FORESTVILLE	2	544,000.00	0.02	272,000.00	7.626
FORT BRAGG	1	403,750.00	0.01	403,750.00	4.990
FRAZIER PARK	2	325,000.00	0.01	162,500.00	7.692
FREMONT	5	1,523,817.12	0.05	304,763.42	6.729
FRENSO	1	56,000.00	0.00	56,000.00	7.350
FRESNO	80	12,810,954.41	0.43	160,136.93	6.808
FRIANT	1	241,247.86	0.01	241,247.86	5.750
FULLERTON	5	1,575,900.00	0.05	315,180.00	7.383
GALT	6	1,597,490.57	0.05	266,248.43	7.149
GARDEN GROVE	25	7,808,553.81	0.26	312,342.15	6.609
GARDENA	14	4,079,689.03	0.14	291,406.36	6.537
GERBER	1	101,778.29	0.00	101,778.29	5.550
GILROY	5	2,228,601.73	0.07	445,720.35	7.035
GLENDALE	13	4,112,958.72	0.14	316,381.44	6.211
GLENDORA	4	1,184,120.39	0.04	296,030.10	6.000
GOLETA	2	374,971.15	0.01	187,485.58	7.450
GRANADA HILLS	4	1,615,437.10	0.05	403,859.28	6.556
GRANITE BAY	1	579,610.04	0.02	579,610.04	7.990
GRASS VALLEY	4	1,044,211.41	0.03	261,052.85	5.910
GRIDLEY	2	285,647.10	0.01	142,823.55	5.895
GROVER	1	240,000.00	0.01	240,000.00	6.725
GUADALUPE	3	750,441.00	0.03	250,147.00	6.746
HACIENDA HEIGHTS	6	1,885,600.00	0.06	314,266.67	6.568
HACIENDA HEIGHTS AREA	1	542,700.00	0.02	542,700.00	7.550
HAMILTON CITY	1	107,781.78	0.00	107,781.78	7.990
HANFORD	8	934,703.96	0.03	116,838.00	7.004
HAWAIIAN GARDENS	1	320,000.00	0.01	320,000.00	7.450
HAWTHORNE	8	2,386,933.01	0.08	298,366.63	6.642
HAYWARD	22	7,130,248.60	0.24	324,102.21	6.709
HEALDSBURG	2	678,641.58	0.02	339,320.79	5.996
HEBER	1	126,911.26	0.00	126,911.26	7.800
HELENDALE	2	249,758.92	0.01	124,879.46	6.511

HEMET	18	4,007,456.72	0.13	222,636.48	7.087
HERALD	1	279,000.00	0.01	279,000.00	7.300
HERCULES	1	566,866.28	0.02	566,866.28	6.000
HESPERIA	44	7,044,448.65	0.24	160,101.11	6.884
HIGHLAND	14	2,606,746.34	0.09	186,196.17	7.196
HOLLISTER	2	692,291.47	0.02	346,145.74	6.313
HOLTVILLE	2	154,843.46	0.01	77,421.73	6.846
HUGHSON	1	242,000.00	0.01	242,000.00	7.650
HUNTINGTON BEACH	6	2,661,389.31	0.09	443,564.89	6.311
HUNTINGTON PARK	6	1,604,624.16	0.05	267,437.36	6.082
HUNTINGTON PARK AREA	1	248,000.00	0.01	248,000.00	7.500
HWY CITY	1	79,782.78	0.00	79,782.78	6.500
IMPERIAL	1	39,949.01	0.00	39,949.01	10.250
IMPERIAL BEACH	1	190,088.92	0.01	190,088.92	5.550
INDIO	12	2,727,712.03	0.09	227,309.34	7.382
INGLEWOOD	37	9,923,225.78	0.33	268,195.29	6.735
IONE	2	579,698.56	0.02	289,849.28	6.517
IRVINE	6	2,776,169.18	0.09	462,694.86	5.803
JACKSON	1	188,855.47	0.01	188,855.47	7.350
JAMESTOWN	1	260,747.54	0.01	260,747.54	6.150
JANESVILLE	1	124,760.04	0.00	124,760.04	7.000
JOSHUA TREE	1	106,000.00	0.00	106,000.00	5.990
KERMAN	6	1,055,480.38	0.04	175,913.40	7.121
KEYES	1	211,776.55	0.01	211,776.55	5.700
KING CITY	1	204,696.80	0.01	204,696.80	9.500
KINGS BEACH	2	474,520.91	0.02	237,260.46	6.697
KINGSBURG	1	129,870.34	0.00	129,870.34	5.990
KNIGHTS LANDING	1	208,250.00	0.01	208,250.00	6.950
LA CRESCENTA	1	529,886.95	0.02	529,886.95	6.150
LA CRESCENTA AREA	1	499,066.85	0.02	499,066.85	6.350
LA HABRA	4	1,004,836.18	0.03	251,209.05	6.887
LA HONDA	1	150,000.00	0.01	150,000.00	6.600
LA MESA	6	1,725,430.10	0.06	287,571.68	6.857
LA MIRADA	6	1,889,807.83	0.06	314,967.97	6.107
LA PUENTE	28	6,455,782.66	0.22	230,563.67	6.426
LA PUENTE AREA	1	284,702.44	0.01	284,702.44	5.750
LA QUINTA	5	1,640,949.34	0.05	328,189.87	7.107
LA VERNE	2	495,561.20	0.02	247,780.60	6.615
LADERA RANCH	1	87,968.55	0.00	87,968.55	10.990
LAGUNA BEACH	1	499,628.93	0.02	499,628.93	7.500
LAGUNA HILLS	5	1,149,688.94	0.04	229,937.79	7.399
LAGUNA NIGUEL	3	1,406,546.77	0.05	468,848.92	6.034
LAKE ARROWHEAD	2	551,000.00	0.02	275,500.00	6.345
LAKE ELSINORE	13	3,074,245.99	0.10	236,480.46	6.664
LAKE FOREST	9	2,365,273.91	0.08	262,808.21	7.314
LAKEHEAD	1	50,000.00	0.00	50,000.00	6.400
LAKEPORT	1	382,500.00	0.01	382,500.00	6.700
LAKESIDE	5	1,584,755.61	0.05	316,951.12	6.212
LAKEWODD	1	391,179.49	0.01	391,179.49	5.750
LAKEWOOD	11	3,307,495.25	0.11	300,681.39	6.455
LAMONT	1	84,418.94	0.00	84,418.94	6.100
LANCASTER	62	11,853,335.59	0.40	191,182.83	6.973
LANCASTER AREA	2	285,000.00	0.01	142,500.00	7.350
LANCASTER (AREA)	1	199,750.00	0.01	199,750.00	6.250
LATHROP	5	1,434,064.38	0.05	286,812.88	6.496
LAWNDALE	4	1,076,857.25	0.04	269,214.31	6.047

LEMON GROVE	2	428,687.62	0.01	214,343.81	7.597
LEMOORE	7	952,856.16	0.03	136,122.31	7.094
LINCOLN	3	838,501.74	0.03	279,500.58	6.468
LINDSAY	1	188,800.00	0.01	188,800.00	6.000
LITTLEROCK AREA	1	115,000.00	0.00	115,000.00	6.750
LIVERMORE	4	1,389,889.47	0.05	347,472.37	6.157
LIVINGSTON	1	200,558.35	0.01	200,558.35	7.750
LODI	3	934,592.21	0.03	311,530.74	7.172
LOMPOC	6	1,469,673.91	0.05	244,945.65	6.333
LOMPOC AREA	1	398,000.00	0.01	398,000.00	6.500
LONG BEACH	73	18,492,078.38	0.62	253,316.14	6.417
LOOKOUT	1	49,966.38	0.00	49,966.38	7.990
LOOMIS	1	420,000.00	0.01	420,000.00	7.450
LOS ANGELES	282	75,714,352.34	2.53	268,490.61	6.740
LOS BANOS	7	1,743,499.94	0.06	249,071.42	6.386
LOS GATOS	2	499,542.98	0.02	249,771.49	6.921
LOS MOLINOS	2	287,682.03	0.01	143,841.02	6.438
LYNWOOD	14	3,149,687.73	0.11	224,977.70	6.521
MADERA	27	4,366,053.31	0.15	161,705.68	6.837
MAGALIA	1	243,000.00	0.01	243,000.00	7.750
MANTECA	20	6,301,461.03	0.21	315,073.05	6.176
MARINA	2	867,500.00	0.03	433,750.00	6.154
MARINA DEL REY	2	575,000.00	0.02	287,500.00	6.490
MARYSVILLE	4	755,882.00	0.03	188,970.50	6.747
MATHER	2	608,473.41	0.02	304,236.71	6.076
MAYWOOD	3	841,110.76	0.03	280,370.25	6.440
MC FARLAND	2	198,701.94	0.01	99,350.97	8.016
MECCA	1	90,000.00	0.00	90,000.00	6.800
MENDOTA	1	85,510.63	0.00	85,510.63	5.750
MENIFEE	7	2,199,159.44	0.07	314,165.63	7.473
MENIFEE AREA	1	327,250.00	0.01	327,250.00	7.250
MENTONE	5	786,594.47	0.03	157,318.89	6.945
MERCED	16	3,227,789.52	0.11	201,736.85	7.298
MIDDLETOWN	1	568,000.00	0.02	568,000.00	5.850
MIDWAY CITY	1	380,000.00	0.01	380,000.00	5.000
MILPITAS	3	659,903.16	0.02	219,967.72	7.525
MIRA LOMA	8	2,211,475.42	0.07	276,434.43	6.436
MISSION HILLS	2	443,960.63	0.01	221,980.32	6.790
MISSION VIEJO	7	2,695,282.26	0.09	385,040.32	6.056
MODESTO	53	11,072,830.74	0.37	208,921.33	6.561
MOJAVE	1	72,000.00	0.00	72,000.00	8.750
MONROVIA	3	772,737.77	0.03	257,579.26	6.986
MONTCLAIR	4	939,772.83	0.03	234,943.21	6.380
MONTEBELLO	5	1,527,616.11	0.05	305,523.22	6.797
MONTEREY	1	648,946.25	0.02	648,946.25	6.800
MONTEREY PARK	3	858,680.04	0.03	286,226.68	6.075
MONTROSE	2	611,760.59	0.02	305,880.30	7.105
MOORPARK	2	681,687.08	0.02	340,843.54	5.577
MORENA VALLEY	1	44,943.38	0.00	44,943.38	10.350
MORENO VALLEY	79	18,322,578.51	0.61	231,931.37	6.547
MORGAN HILL	1	344,000.00	0.01	344,000.00	5.350
MORONGO VALLEY	2	367,473.87	0.01	183,736.94	7.443
MOUNTAIN HOUSE	1	483,200.00	0.02	483,200.00	6.990
MOUNTAIN RANCH	1	224,800.00	0.01	224,800.00	5.950
MOUNTAIN VIEW	1	566,451.55	0.02	566,451.55	6.150
MT BALDY	1	212,000.00	0.01	212,000.00	6.500

MURRIETA	24	8,443,135.03	0.28	351,797.29	6.941
NAPA	7	2,879,168.25	0.10	411,309.75	6.542
NATIONAL CITY	1	105,894.48	0.00	105,894.48	6.000
NEVADA CITY	2	509,821.97	0.02	254,910.99	7.115
NEWARK	6	2,330,956.15	0.08	388,492.69	6.684
NEWBURY PARK	2	765,602.33	0.03	382,801.17	7.759
NEWBURY PARK AREA	1	250,000.00	0.01	250,000.00	6.750
NEWCASTLE	1	492,000.00	0.02	492,000.00	6.450
NEWHALL	2	572,964.96	0.02	286,482.48	8.139
NEWHALL AREA	1	427,500.00	0.01	427,500.00	8.500
NEWMAN	3	755,154.33	0.03	251,718.11	7.571
NIPOMO	2	579,200.00	0.02	289,600.00	6.983
NORCO	3	813,688.32	0.03	271,229.44	6.391
NORTH HIGHLANDS	6	915,188.70	0.03	152,531.45	7.189
NORTH HIGHLANDS AREA	1	176,323.96	0.01	176,323.96	5.990
NORTH HILLS	2	641,500.00	0.02	320,750.00	6.438
NORTH HILLS AREA	1	359,224.83	0.01	359,224.83	5.600
NORTH HOLLYWOOD	8	2,879,746.09	0.10	359,968.26	6.980
NORTH HOLLYWOOD AREA	5	1,466,781.70	0.05	293,356.34	7.029
NORTH SAN JUAN	1	298,517.54	0.01	298,517.54	7.000
NORTHRIDGE	4	1,276,845.92	0.04	319,211.48	6.775
NORWALK	22	4,950,232.49	0.17	225,010.57	6.545
NOVATO	1	500,000.00	0.02	500,000.00	6.750
OAKDALE	1	229,500.00	0.01	229,500.00	6.950
OAKLAND	18	7,046,028.17	0.24	391,446.01	6.883
OAKLEY	5	1,308,703.31	0.04	261,740.66	6.481
OCEANSIDE	13	4,131,227.36	0.14	317,786.72	6.344
OJAI	1	461,237.75	0.02	461,237.75	6.100
OLIVEHURST	1	156,000.00	0.01	156,000.00	7.000
ONTARIO	35	8,209,624.48	0.27	234,560.70	6.561
ORANGE	10	3,650,815.71	0.12	365,081.57	6.620
ORLAND	1	135,060.18	0.00	135,060.18	5.800
OROSI	1	92,161.62	0.00	92,161.62	6.200
OROVILLE	2	283,574.10	0.01	141,787.05	6.101
OXNARD	32	10,581,270.89	0.35	330,664.72	6.510
OXNARD AREA	2	479,000.00	0.02	239,500.00	8.170
PACIFIC GROVE	1	424,608.27	0.01	424,608.27	6.400
PACIFICA	1	414,900.00	0.01	414,900.00	5.990
PACOIMA	4	975,252.42	0.03	243,813.11	7.846
PACOIMA AREA	1	214,727.82	0.01	214,727.82	5.500
PALM DESERT	5	1,302,829.37	0.04	260,565.87	7.452
PALM SPRINGS	4	953,673.01	0.03	238,418.25	6.886
PALMDALE	75	17,321,321.75	0.58	230,950.96	6.829
PALMDALE AREA	2	504,805.98	0.02	252,402.99	7.038
PALO CEDRO	2	688,662.69	0.02	344,331.35	6.756
PANORAMA CITY	5	981,901.04	0.03	196,380.21	7.791
PANORAMA CITY AREA	2	429,187.84	0.01	214,593.92	5.819
PARADISE	1	249,809.35	0.01	249,809.35	6.650
PARAMOUNT	8	2,330,540.68	0.08	291,317.59	6.750
PASADENA	5	1,521,344.38	0.05	304,268.88	6.503
PASO ROBLES	2	588,000.00	0.02	294,000.00	6.617
PATTERSON	7	1,440,053.94	0.05	205,721.99	7.810
PERRIS	29	5,609,445.15	0.19	193,429.14	7.127
PETALUMA	7	2,263,647.19	0.08	323,378.17	6.757
PHELAN	3	618,931.06	0.02	206,310.35	6.928
PICO RIVERA	8	1,939,055.22	0.06	242,381.90	6.678

PINOLE	3	991,964.60	0.03	330,654.87	6.937
PIONEER	1	274,969.03	0.01	274,969.03	7.250
PITTSBURG	14	3,888,637.64	0.13	277,759.83	6.684
PLACENTIA	6	2,163,400.07	0.07	360,566.68	6.690
PLACERVILLE	2	810,400.00	0.03	405,200.00	6.155
PLAYA DEL REY	1	321,380.94	0.01	321,380.94	5.250
PLEASANT HILL	3	1,262,589.65	0.04	420,863.22	7.199
PLEASANTON	1	290,200.00	0.01	290,200.00	7.990
POLLOCK PINES	4	780,223.43	0.03	195,055.86	6.119
POMONA	38	8,217,291.41	0.27	216,244.51	6.703
PORT HUENEME	1	109,000.00	0.00	109,000.00	5.700
PORTERVILLE	10	1,259,549.29	0.04	125,954.93	7.294
PORTOLA	1	152,865.67	0.01	152,865.67	6.650
PRATHER	1	275,000.00	0.01	275,000.00	6.200
RAMONA	8	2,313,911.32	0.08	289,238.92	6.592
RANCHO CORDOVA	10	2,157,805.42	0.07	215,780.54	6.697
RANCHO CUCAMONGA	20	5,950,683.99	0.20	297,534.20	6.770
RANCHO MIRAGE	1	309,404.49	0.01	309,404.49	6.200
RANCHO MURIETA	1	383,771.00	0.01	383,771.00	7.750
RANCHO PALOS VERDES	1	430,000.00	0.01	430,000.00	6.650
RANCHO SANTA MARGARITA	2	843,000.00	0.03	421,500.00	6.018
RED BLUFF	3	420,322.59	0.01	140,107.53	6.664
REDDING	5	892,107.50	0.03	178,421.50	6.158
REDLANDS	11	2,971,542.58	0.10	270,140.23	6.288
REDONDO BEACH	2	556,310.44	0.02	278,155.22	6.307
REDWOOD CITY	3	1,688,000.00	0.06	562,666.67	6.103
REEDLEY	4	611,477.10	0.02	152,869.28	6.526
RESEDA	12	3,642,109.97	0.12	303,509.16	6.473
RESEDA AREA	1	230,801.11	0.01	230,801.11	6.750
RIALTO	38	8,221,241.40	0.27	216,348.46	6.846
RICHMOND	18	5,293,449.58	0.18	294,080.53	6.826
RIDGECREST	5	545,243.72	0.02	109,048.74	6.144
RIO LINDA	7	1,815,964.84	0.06	259,423.55	6.473
RIO VISTA	1	255,215.04	0.01	255,215.04	5.400
RIPON	1	409,614.71	0.01	409,614.71	6.300
RIVERBANK	3	401,719.00	0.01	133,906.33	8.112
RIVERSIDE	90	22,148,483.74	0.74	246,094.26	6.616
RIVERSIDE AREA	1	280,425.86	0.01	280,425.86	6.100
ROCKLIN	6	1,398,685.15	0.05	233,114.19	7.149
RODEO	1	431,136.09	0.01	431,136.09	5.990
ROHNERT PARK	7	1,984,958.87	0.07	283,565.55	6.969
ROSAMOND	3	382,214.00	0.01	127,404.67	6.848
ROSEMEAD	3	793,200.00	0.03	264,400.00	5.374
ROSEVILLE	13	3,210,534.54	0.11	246,964.20	6.807
ROWLAND HEIGHTS	2	783,750.00	0.03	391,875.00	7.027
RUNNING SPRINGS	2	453,616.58	0.02	226,808.29	7.722
S LAKE TAHOE	1	320,739.46	0.01	320,739.46	7.050
SACRAMENTO	146	32,338,239.05	1.08	221,494.79	6.966
SALIDA	5	1,151,730.79	0.04	230,346.16	7.851
SALINAS	24	8,824,267.90	0.29	367,677.83	6.245
SALYER	1	166,883.32	0.01	166,883.32	7.800
SAN ANDREAS	1	189,641.97	0.01	189,641.97	6.300
SAN BERNARDINO	72	11,568,409.20	0.39	160,672.35	6.967
SAN CLEMENTE	6	2,638,833.22	0.09	439,805.54	6.688
SAN DIEGO	103	30,333,538.17	1.01	294,500.37	6.524
SAN DIMAS	3	965,000.00	0.03	321,666.67	6.561

SAN FERNANDO	4	626,129.94	0.02	156,532.49	6.539
SAN FRANCISCO	10	4,005,820.95	0.13	400,582.10	7.333
SAN GABRIEL	5	1,672,173.35	0.06	334,434.67	6.584
SAN GABRIEL AREA	1	514,780.17	0.02	514,780.17	5.100
SAN JACINTO	15	2,971,573.94	0.10	198,104.93	6.956
SAN JOSE	75	24,233,684.31	0.81	323,115.79	6.736
SAN JUAN CAPISTRANO	2	461,364.23	0.02	230,682.12	6.273
SAN LEANDRO	8	2,940,100.35	0.10	367,512.54	5.606
SAN LORENZO	1	351,000.00	0.01	351,000.00	6.450
SAN LUIS OBISPO	1	480,000.00	0.02	480,000.00	6.250
SAN MARCOS	7	1,899,267.69	0.06	271,323.96	6.992
SAN MATEO	3	1,618,000.00	0.05	539,333.33	6.056
SAN PABLO	7	1,685,853.24	0.06	240,836.18	6.560
SAN PEDRO	1	261,081.13	0.01	261,081.13	5.750
SAN RAFAEL	3	1,099,032.10	0.04	366,344.03	6.642
SAN YSIDRO	1	159,848.19	0.01	159,848.19	6.250
SANGER	2	345,970.86	0.01	172,985.43	5.905
SANTA ANA	43	12,681,345.58	0.42	294,915.01	6.606
SANTA CLARA	5	2,228,333.51	0.07	445,666.70	5.509
SANTA CLARITA	11	3,721,980.94	0.12	338,361.90	6.925
SANTA CLARITA AREA	1	600,000.00	0.02	600,000.00	6.250
SANTA CRUZ	1	274,500.00	0.01	274,500.00	5.200
SANTA FE SPRINGS	1	189,819.72	0.01	189,819.72	6.250
SANTA MARIA	14	4,293,639.73	0.14	306,688.55	6.648
SANTA PAULA	3	894,015.66	0.03	298,005.22	6.222
SANTA ROSA	22	6,303,536.07	0.21	286,524.37	6.908
SANTEE	2	584,700.00	0.02	292,350.00	6.411
SARATOGA	1	600,000.00	0.02	600,000.00	7.500
SCOTTS VALLEY	1	380,000.00	0.01	380,000.00	5.500
SEASIDE	4	1,582,987.78	0.05	395,746.95	6.457
SELMA	1	148,350.00	0.00	148,350.00	7.500
SEMI VALLEY	1	315,000.00	0.01	315,000.00	6.800
SHAFTER	3	389,804.75	0.01	129,934.92	6.773
SHANDON	1	212,787.96	0.01	212,787.96	6.000
SHASTA LAKE	2	220,908.89	0.01	110,454.45	7.528
SHERMAN OAKS	2	871,600.00	0.03	435,800.00	6.035
SHERMAN OAKS AREA	2	959,700.00	0.03	479,850.00	6.395
SHINGLE SPRINGS	1	295,490.34	0.01	295,490.34	6.650
SIERRA CITY	1	190,080.00	0.01	190,080.00	6.050
SIMI VALLEY	13	5,446,349.87	0.18	418,949.99	6.504
SONOMA	1	499,476.97	0.02	499,476.97	5.750
SONORA	5	683,939.98	0.02	136,788.00	7.272
SOUTH GATE	12	2,921,432.73	0.10	243,452.73	6.502
SOUTH LAKE TAHOE	8	1,981,201.08	0.07	247,650.14	6.999
SOUTH SAN FRANCISCO	3	976,962.95	0.03	325,654.32	7.172
SPRING VALLEY	7	2,285,081.50	0.08	326,440.21	5.777
STANTON	4	1,009,692.56	0.03	252,423.14	6.104
STOCKTON	75	16,732,814.29	0.56	223,104.19	6.781
STUDIO CITY AREA	2	749,835.18	0.03	374,917.59	6.958
SUISUN CITY	8	2,200,610.79	0.07	275,076.35	6.169
SUN CITY	2	287,213.03	0.01	143,606.52	7.725
SUN VALLEY	4	1,218,981.78	0.04	304,745.45	6.288
SUNLAND	2	536,495.89	0.02	268,247.95	6.349
SUNNYVALE	2	299,600.00	0.01	149,800.00	7.478
SUSANVILLE	3	322,737.19	0.01	107,579.06	7.083
SYLMAR	23	6,769,073.83	0.23	294,307.56	6.629

SYLMAR AREA	3	790,100.00	0.03	263,366.67	6.954
TAFT	3	280,847.09	0.01	93,615.70	7.361
TARZANA	2	901,159.49	0.03	450,579.75	7.992
TEHACHAPI	12	2,090,915.29	0.07	174,242.94	7.058
TEMECULA	12	4,448,720.64	0.15	370,726.72	6.226
TEMPLE CITY	1	309,712.88	0.01	309,712.88	6.375
THOUSAND OAKS	6	1,880,874.07	0.06	313,479.01	7.323
THOUSAND PALMS	3	650,333.15	0.02	216,777.72	6.831
TIPTON	1	91,826.64	0.00	91,826.64	6.300
TOLUCA LAKE AREA	1	398,775.24	0.01	398,775.24	5.650
TOPANGA	1	607,488.46	0.02	607,488.46	5.840
TORRANCE	11	3,989,719.38	0.13	362,701.76	6.727
TORRENCE	1	596,382.58	0.02	596,382.58	5.800
TRABUCO CANYON	2	1,080,848.63	0.04	540,424.32	5.879
TRACEY	1	368,000.00	0.01	368,000.00	7.225
TRACY	17	4,719,903.03	0.16	277,641.35	6.823
TRANQUILLITY	1	199,500.00	0.01	199,500.00	5.650
TRUCKEE	1	351,200.00	0.01	351,200.00	6.200
TUJUNGA	1	253,247.16	0.01	253,247.16	5.990
TUJUNGA AREA	1	399,200.00	0.01	399,200.00	5.800
TULARE	14	2,573,574.83	0.09	183,826.77	6.835
TURLOCK	11	2,354,843.06	0.08	214,076.64	6.873
TUSTIN	6	1,736,120.71	0.06	289,353.45	6.605
TWENTYNINE PALMS	1	72,000.00	0.00	72,000.00	7.900
UKIAH	1	175,500.00	0.01	175,500.00	8.950
UNION CITY	4	1,606,313.86	0.05	401,578.47	6.525
UPLAND	7	2,184,019.20	0.07	312,002.74	6.254
UPPER LAKE	1	126,000.00	0.00	126,000.00	4.990
VACAVILLE	14	3,726,279.32	0.12	266,162.81	6.852
VALENCIA	6	1,595,383.62	0.05	265,897.27	6.611
VALLEJO	30	8,113,680.09	0.27	270,456.00	6.935
VALLEY CENTER	1	420,000.00	0.01	420,000.00	6.300
VALLEY SPRINGS	2	571,826.84	0.02	285,913.42	6.797
VAN NUYS	14	3,858,383.16	0.13	275,598.80	6.638
VAN NUYS AREA	1	185,115.39	0.01	185,115.39	5.800
VAN NUYS (AREA)	1	402,500.00	0.01	402,500.00	8.500
VENTURA	6	2,530,127.91	0.08	421,687.99	6.230
VICTORVILLE	48	8,108,995.54	0.27	168,937.41	6.871
VISALIA	18	2,359,553.17	0.08	131,086.29	7.245
VISTA	5	1,441,764.82	0.05	288,352.96	6.614
W SACRAMENTO	1	260,745.10	0.01	260,745.10	6.100
WALNUT	2	1,009,480.31	0.03	504,740.16	5.940
WASCO	5	551,200.91	0.02	110,240.18	7.300
WATERFORD	3	550,500.00	0.02	183,500.00	7.933
WATSONVILLE	5	1,908,921.29	0.06	381,784.26	7.255
WEST COVINA	15	4,996,731.12	0.17	333,115.41	6.202
WEST HILLS	2	765,661.45	0.03	382,830.73	5.933
WEST HOLLYWOOD	1	365,000.00	0.01	365,000.00	4.990
WEST SACRAMENTO	5	1,275,682.81	0.04	255,136.56	7.735
WESTLAKE VILLAGE	1	404,000.00	0.01	404,000.00	5.375
WESTMINSTER	5	1,671,100.00	0.06	334,220.00	6.748
WESTWOOD	1	80,926.06	0.00	80,926.06	6.450
WHITTIER	28	8,497,887.60	0.28	303,495.99	6.574
WHITTIER AREA	1	378,000.00	0.01	378,000.00	6.775
WILDOMAR	3	924,636.75	0.03	308,212.25	6.966
WILDOMAR AREA	1	335,000.00	0.01	335,000.00	5.500

WILLIAMS	1	128,050.18	0.00	128,050.18	10.600
WILLITS	1	219,734.05	0.01	219,734.05	7.450
WILLOWS	1	142,500.00	0.00	142,500.00	7.675
WILMINGTON	5	1,714,512.50	0.06	342,902.50	6.242
WINCHESTER	2	511,791.91	0.02	255,895.96	7.589
WINCHESTER AREA	1	291,322.39	0.01	291,322.39	5.200
WINDSOR	5	2,067,750.00	0.07	413,550.00	6.260
WINNETKA	2	754,382.71	0.03	377,191.36	5.757
WINTON	1	191,000.00	0.01	191,000.00	6.800
WOODLAKE	1	90,173.81	0.00	90,173.81	6.850
WOODLAND	9	2,694,619.75	0.09	299,402.19	6.867
WOODLAND HILLS	3	1,173,590.33	0.04	391,196.78	6.826
WOODLAND HILLS AREA	1	365,200.00	0.01	365,200.00	5.750
YUBA CITY	10	1,664,038.59	0.06	166,403.86	6.609
YUCAIPA	3	950,497.52	0.03	316,832.51	6.594
YUCCA VALLEY	4	541,206.42	0.02	135,301.61	6.324
(HARBOR CITY AREA)	1	683,770.14	0.02	683,770.14	6.550
(RIVERSIDE AREA)	1	354,500.00	0.01	354,500.00	6.850
Total:	**4,357**	**1,134,230,504.89**	**37.92**	**260,323.73**	**6.673**

Top

Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
84.00	691
83.05	651
66.38	530
90.00	642
80.00	638
76.34	629
83.75	611
68.70	615
73.96	725
80.11	594
78.49	645
84.00	615
81.32	632
81.05	631
80.77	620
80.00	543
64.80	599
84.00	627
90.00	631
75.00	500
79.32	632
64.21	615
85.00	536
79.51	655
95.00	637
81.47	702
69.78	626
90.00	681
80.00	613
78.84	650
85.00	591
75.87	565
76.68	625
81.29	618
73.62	600
72.96	580
100.00	682
84.47	595

75.00	622
87.87	654
80.88	585
81.70	607
76.74	590
84.00	608
82.92	656
75.97	620
63.40	608
80.51	576
90.00	642
77.78	621
75.00	643
88.34	629
71.34	556
82.49	666
90.00	589
48.55	663
64.38	545
52.38	697
74.29	565
85.00	704
85.20	596
77.71	712
84.35	643
52.50	545
64.38	553
77.48	654
77.23	652
47.95	569
83.34	624
84.95	636
73.21	617
85.13	616
82.14	617
80.00	577
85.00	614
84.86	657
55.38	710
84.51	666
83.21	609
81.63	670
64.78	632
84.93	668
72.09	636
78.95	606
73.66	628
76.97	619
82.27	656
85.73	665
86.59	597
74.75	623
78.43	603
76.78	631
70.24	589
74.55	631

78.18	642
79.35	617
75.87	669
78.38	617
84.18	597
72.29	625
83.37	645
88.22	634
80.04	593
63.76	570
88.21	642
81.78	755
75.52	609
72.89	644
77.40	638
61.54	523
79.44	641
54.96	635
100.00	640
90.00	666
79.77	629
76.57	661
79.11	686
79.81	611
77.37	656
67.76	609
78.41	628
65.00	569
83.72	624
81.67	707
72.86	619
77.37	616
79.80	672
93.92	623
85.40	659
84.33	701
74.55	613
44.78	587
81.12	645
79.73	636
78.19	553
80.91	664
81.08	556
79.46	644
74.59	579
77.58	601
81.66	710
80.00	680
77.00	546
63.25	594
90.00	700
75.70	641
76.28	628
72.73	628
87.66	618
82.64	625

73.05	608
85.00	673
84.92	738
84.00	669
82.52	641
69.47	558
85.00	765
100.00	690
75.08	576
74.67	609
63.20	617
69.31	645
85.77	621
83.97	642
78.76	641
76.86	590
85.00	600
43.53	667
85.47	629
82.84	647
76.36	618
78.40	582
84.00	657
85.00	609
88.38	645
85.00	695
70.06	626
84.17	647
14.18	531
78.99	616
89.78	588
76.15	605
86.06	622
80.96	649
82.36	623
85.00	628
77.83	625
75.93	629
74.73	676
84.00	620
84.34	673
80.00	617
78.53	595
77.78	677
80.00	644
81.14	610
83.26	677
90.00	662
67.45	541
77.76	618
86.49	626
81.43	658
79.78	650
66.76	630
73.84	565
84.00	617

82.99	618
62.70	584
80.00	670
78.98	606
79.93	616
77.61	567
75.54	599
64.53	514
77.56	635
80.88	625
80.00	556
72.66	608
100.00	646
43.30	658
78.17	584
79.36	615
80.00	638
77.23	648
70.00	588
63.81	551
71.43	576
68.39	728
76.54	565
80.00	587
59.39	538
66.25	626
66.67	631
85.00	590
85.00	666
69.44	531
71.80	608
31.78	511
80.89	638
74.51	648
69.58	633
75.00	585
87.68	649
69.22	678
100.00	761
26.32	565
84.58	714
72.18	658
76.01	668
80.33	610
83.88	649
19.23	603
90.00	589
79.63	606
80.00	643
65.77	577
56.67	638
81.57	625
84.00	664
85.00	598
84.41	667
72.92	627

52.48	689
83.24	613
77.91	651
80.00	660
47.92	635
86.49	638
90.00	595
82.49	564
71.87	668
78.04	620
75.83	635
80.00	511
75.00	592
77.47	635
79.69	630
84.00	594
79.49	630
73.12	624
80.31	619
90.00	561
82.13	628
73.52	639
84.00	644
79.36	662
86.06	673
78.86	635
81.37	576
90.00	737
80.00	645
78.50	565
85.00	540
86.99	655
82.04	621
87.38	655
80.00	666
75.41	625
81.56	651
84.00	645
67.80	605
77.90	631
90.00	678
66.09	681
73.43	588
80.69	627
79.99	633
70.12	644
73.14	680
80.00	680
100.00	713
79.45	620
80.00	640
85.00	586
90.00	596
80.00	683
82.17	677
80.00	643

85.57	624
78.71	619
25.48	589
56.82	577
78.48	647
75.72	599
66.67	649
80.00	751
80.00	616
95.00	583
85.47	585
77.85	656
62.47	591
72.13	623
67.88	625
63.44	630
80.00	713
76.54	643
77.39	680
79.87	656
84.46	628
76.97	623
57.14	607
90.00	620
82.33	647
80.54	628
76.43	663
90.00	593
78.00	650
80.18	645
78.14	653
80.00	645
75.00	543
82.20	585
76.75	664
84.00	689
69.67	675
88.28	725
78.21	604
80.00	631
75.51	709
81.75	620
79.86	605
81.51	670
80.00	662
84.69	653
66.21	660
77.00	527
79.45	641
74.90	622
80.00	694
85.12	634
78.74	610
81.64	652
80.87	594
77.42	633

82.26	617
85.00	613
81.15	633
76.80	643
82.93	618
75.00	663
85.01	646
67.49	509
77.97	614
77.07	632
38.25	663
83.80	613
85.00	551
76.39	576
77.14	616
82.40	612
75.50	618
81.58	594
95.00	643
55.84	527
77.38	632
76.89	607
72.51	623
81.71	649
54.08	629
83.20	657
83.22	674
81.93	635
60.16	577
79.15	611
80.03	627
77.88	663
87.55	651
74.06	580
74.55	647
75.41	603
78.11	636
70.00	570
78.39	672
90.00	739
80.75	645
84.44	667
66.67	678
79.62	632
87.40	616
71.64	560
47.56	574
81.36	635
81.52	578
75.76	638
81.46	758
79.83	599
80.10	618
80.36	661
75.59	642
66.65	651

70.12	660
78.13	614
80.51	620
80.00	706
83.49	607
79.77	640
52.99	605
77.46	673
54.00	563
76.80	610
74.45	616
80.42	603
80.40	640
60.78	618
80.00	691
45.71	678
75.85	672
75.56	633
77.21	655
82.33	630
87.59	646
90.00	645
63.33	636
83.15	648
81.40	619
83.00	643
82.78	614
80.00	689
67.26	698
76.80	661
70.48	524
70.00	551
85.38	585
73.70	569
72.90	556
85.00	639
74.68	668
65.00	557
80.00	720
81.28	634
77.76	663
72.97	571
73.95	620
66.66	607
75.84	643
71.19	644
78.84	632
82.14	625
84.00	715
78.95	650
62.12	576
74.05	642
73.84	621
74.67	648
82.66	649
77.35	622

84.46	685
84.17	597
90.00	622
77.08	612
75.28	627
75.61	626
69.99	614
86.65	675
80.00	718
80.00	672
71.69	570
75.27	638
85.90	618
64.13	608
80.00	658
80.49	621
70.00	550
80.00	681
65.00	686
80.00	728
81.60	621
82.43	620
81.21	696
80.00	519
90.00	663
79.49	607
83.27	666
63.00	652
79.38	634
87.24	650
82.06	634
70.00	598
75.66	564
81.02	617
82.44	561
70.00	529
83.38	634
80.05	611
80.60	577
75.87	576
90.00	655
86.90	677
82.08	600
81.16	635
74.78	669
82.39	645
69.46	615
84.88	634
76.65	555
80.00	694
75.57	640
64.80	518
79.95	640
80.43	555
83.60	613
85.90	673

70.00	517
85.00	540
95.00	601
85.95	641
87.58	549
80.00	623
79.50	657
82.20	662
89.67	651
95.00	627
82.10	648
76.89	625
80.00	699
78.48	646
79.24	631
79.27	617
94.48	649
83.81	620
78.73	**631**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
2nd Liens

Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Cut-off Date Principal Balances ($)
5. Range of Original Principal Balances ($)
6. Credit Grade
7. Range of Stated Remaining Terms (months)
8. Stated Original Term (months)
9. Range of Combined Original LTV Ratios (%)
10. Range of Gross Margins (%)
11. Range of Minimum Mortgage Rates (%)
12. Range of Maximum Mortgage Rates (%)
13. Initial Periodic Cap (%)
14. Subsequent Periodic Cap (%)
15. Next Rate Adjustment Dates
16. Geographic Distribution of Mortgaged Properties
17. Occupancy
18. Property Type
19. Loan Purpose
20. Documentation Level
21. Credit Score
22. Prepayment Penalty Term
23. Lien Position

1. Summary Statistics

Aggregate Principal Balance ($): 59,957,039.71
Number of Mortgage Loans: 1,094
Average Principal Balance ($): 54,805.34
Weighted Average Current Mortgage Rate (%): 10.717
Weighted Average Net Mortgage Rate (%): 10.197
Weighted Average Credit Score: 656
Weighted Average Combined Original LTV (%): 99.92
Weighted Average Stated Remaining Term (months): 317
Weighted Average Stated Original Term (months): 318
Non-Zero Weighted Average Months to Roll (months): 0
Non-Zero Weighted Average Margin (%): 0.000
Non-Zero Weighted Average Initial Rate Cap (%): 0.000
Non-Zero Weighted Average Periodic Rate Cap (%): 0.000
Non-Zero Weighted Average Maximum Rate (%): 0.000
Non-Zero Weighted Average Minimum Rate (%): 0.000

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
8.000 - 8.499	2	69,054.07	0.12	34,527.04
8.500 - 8.999	16	659,739.80	1.10	41,233.74
9.000 - 9.499	34	1,841,202.33	3.07	54,153.01
9.500 - 9.999	134	7,062,296.30	11.78	52,703.70
10.000 - 10.499	210	11,592,129.35	19.33	55,200.62
10.500 - 10.999	342	20,160,533.96	33.62	58,948.93
11.000 - 11.499	177	9,156,575.65	15.27	51,732.07
11.500 - 11.999	134	7,170,077.37	11.96	53,508.04
12.000 - 12.499	37	1,775,180.88	2.96	47,977.86
12.500 - 12.999	7	397,250.00	0.66	56,750.00
13.500 - 13.999	1	73,000.00	0.12	73,000.00
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 8.250
Maximum: 13.850
Weighted Average: 10.717

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4. Range of Cut-off Date Principal Balances ($)

			% of Mortgage Pool by	

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0.01 - 50,000.00	574	20,450,064.30	34.11	35,627.29
50,000.01 - 100,000.00	455	31,816,647.32	53.07	69,926.70
100,000.01 - 150,000.00	65	7,690,328.09	12.83	118,312.74
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 18,979.60

Maximum: 150,000.00

Average: 54,805.34

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5. Range of Original Principal Balances ($)

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0.01 - 50,000.00	574	20,450,064.30	34.11	35,627.29
50,000.01 - 100,000.00	455	31,816,647.32	53.07	69,926.70
100,000.01 - 150,000.00	65	7,690,328.09	12.83	118,312.74
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 19,000.00

Maximum: 150,000.00

Average: 54,828.08

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6. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
AA	1,061	58,446,519.01	97.48	55,086.26

A+	33	1,510,520.70	2.52	45,773.35
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
169 - 180	20	719,768.41	1.20	35,988.42
229 - 240	540	20,098,081.64	33.52	37,218.67
349 - 360	534	39,139,189.66	65.28	73,294.36
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 176
Maximum: 360
Weighted Average: 317

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8. Stated Original Term (months)

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
180	20	719,768.41	1.20	35,988.42
240	540	20,098,081.64	33.52	37,218.67
360	534	39,139,189.66	65.28	73,294.36
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 180
Maximum: 360
Weighted Average: 318

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9. Range of Combined Original LTV Ratios (%)

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
75.01 - 80.00	1	73,000.00	0.12	73,000.00
80.01 - 85.00	1	75,000.00	0.13	75,000.00
90.01 - 95.00	4	298,298.28	0.50	74,574.57
95.01 - 100.00	1,088	59,510,741.43	99.26	54,697.37
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 75.91
Maximum: 100.00
Weighted Average: 99.92

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10. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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11. Range of Minimum Mortgage Rates (%)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Avg. Cut-off Date Principal

Range of Minimum Mortgage Rates (%)	Loans	Balance ($)	Balance	Balance ($)
Fixed Rate Loans	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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12. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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13. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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14. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Non-Zero Minimum: 0.000
Maximum: 0.000
Non-Zero Weighted Average: 0.000

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15. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Fixed Rate Loans	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 0
Maximum: 0
Weighted Average: 0

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16. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)

California	354	25,659,891.07	42.80	72,485.57
Florida	112	4,596,570.18	7.67	41,040.81
Massachusetts	56	3,473,132.74	5.79	62,020.23
New York	38	2,915,637.04	4.86	76,727.29
Illinois	43	2,026,818.97	3.38	47,135.32
New Jersey	33	2,002,005.04	3.34	60,666.82
Washington	44	1,982,091.06	3.31	45,047.52
Arizona	42	1,668,316.95	2.78	39,721.83
Nevada	27	1,399,643.26	2.33	51,838.64
Colorado	31	1,294,970.57	2.16	41,773.24
Hawaii	17	1,262,246.26	2.11	74,249.78
Virginia	21	1,085,225.20	1.81	51,677.39
Georgia	25	1,043,357.93	1.74	41,734.32
Michigan	24	946,100.87	1.58	39,420.87
Maryland	18	902,031.75	1.50	50,112.88
Other	209	7,699,000.82	12.84	36,837.32
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Number of States/District of Columbia Represented: 44

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17. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Primary	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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18. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Single Family Residence	757	40,530,639.57	67.60	53,541.14
Planned Unit Development	162	8,639,603.55	14.41	53,330.89

2-4 Family	83	5,666,326.02	9.45	68,268.99
Condo	92	5,120,470.57	8.54	55,657.29
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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19. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Purchase	893	50,179,592.26	83.69	56,192.15
Refinance - Cashout	146	7,072,324.33	11.80	48,440.58
Refinance - Rate Term	55	2,705,123.12	4.51	49,184.06
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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20. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
Stated Documentation	495	30,013,378.72	50.06	60,633.09
Full	558	27,171,487.49	45.32	48,694.42
Limited	41	2,772,173.50	4.62	67,613.99
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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21. Credit Score

			% of Mortgage Pool by	

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
550 - 574	7	245,967.58	0.41	35,138.23
575 - 599	125	5,895,770.56	9.83	47,166.16
600 - 624	165	7,895,134.65	13.17	47,849.30
625 - 649	266	14,632,924.47	24.41	55,010.99
650 - 674	243	13,969,074.07	23.30	57,485.90
675 - 699	133	7,940,423.02	13.24	59,702.43
700 - 724	82	4,955,752.30	8.27	60,436.00
725 - 749	35	2,076,590.26	3.46	59,331.15
750 - 774	30	1,962,330.58	3.27	65,411.02
775 - 799	7	333,139.79	0.56	47,591.40
800 +	1	49,932.43	0.08	49,932.43
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Minimum: 567

Maximum: 803

Weighted Average: 656

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22. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
0	428	20,979,488.01	34.99	49,017.50
12	50	3,660,080.14	6.10	73,201.60
24	459	26,960,669.87	44.97	58,737.84
36	157	8,356,801.69	13.94	53,228.04
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

Non-Zero Minimum: 12

Maximum: 36

Non-Zero Weighted Average: 25

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23. Lien Position

			% of Mortgage	

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)
2nd Lien	1,094	59,957,039.71	100.00	54,805.34
Total:	**1,094**	**59,957,039.71**	**100.00**	**54,805.34**

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Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
8.250	100.00	655
8.840	100.00	662
9.272	100.00	694
9.810	99.92	669
10.261	99.99	672
10.756	99.94	659
11.214	99.99	641
11.668	100.00	630
12.196	99.27	617
12.534	100.00	614
13.850	75.91	630
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.700	99.98	647
10.747	99.87	659
10.638	99.93	669
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.700	99.98	647
10.747	99.87	659
10.638	99.93	669
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.716	99.91	657

10.745	100.00	628
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	**Weighted Average Combined Original LTV (%)**	**Weighted Average FICO Score**
10.671	99.99	646
10.747	99.91	648
10.702	99.92	660
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	**Weighted Average Combined Original LTV (%)**	**Weighted Average FICO Score**
10.671	99.99	646
10.747	99.91	648
10.702	99.92	660
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
13.850	75.91	630
12.150	82.88	684
10.482	94.08	652
10.712	100.00	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest	Weighted Average Combined Original	Weighted Average FICO

Rate (%)	LTV (%)	Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score

10.594	99.98	663
10.810	99.99	645
10.859	100.00	667
10.924	100.00	677
11.150	100.00	646
11.045	99.36	661
10.685	99.98	635
10.312	99.67	637
10.535	99.99	645
10.592	99.58	635
10.570	100.00	686
11.193	98.38	648
11.416	99.71	646
10.869	100.00	642
11.127	100.00	635
10.672	99.99	646
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.706	99.98	655
10.682	99.64	645

10.857	100.00	676
10.703	99.74	662
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.692	99.98	660
10.914	99.48	638
10.663	99.89	640
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.768	99.94	681
10.685	99.90	630
10.478	99.80	642
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
11.005	99.99	572
11.405	99.99	590
10.976	100.00	613
10.756	99.78	638
10.665	100.00	661
10.383	99.84	686
10.313	99.91	711
10.304	100.00	736
10.509	100.00	762
10.511	100.00	780
9.800	100.00	803
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
11.038	99.81	653
10.991	100.00	670
10.540	99.96	657
10.361	99.99	654
10.717	**99.92**	**656**

Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
10.717	99.92	656
10.717	**99.92**	**656**

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

MORGAN STANLEY
New Century
NCHET 2005-1
All records

Table of Contents

1. Range of Gross Interest Rates (%)
2. Lien Position
3. Range of Cut-off Date Principal Balances ($)
4. Range of Original Combined LTV Ratios (%)
5. Range of Current Combined LTV Ratios (%)
6. Range of Credit Scores
7. Documentation Level
8. Loan Purpose
9. Occupancy Type
10. Property Type
11. Geographic Distribution of Mortgaged Properties
12. Range of Remaining Terms (Months)
13. Product Types
14. Subsequent Periodic Cap (%)
15. Range of Maximum Loan Rates (%)
16. Range of Gross Margins (%)

1. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
4.000 - 4.999	63	18,333,447	0.61
5.000 - 5.999	2,226	548,903,017	18.35
6.000 - 6.999	5,020	1,095,763,248	36.63
7.000 - 7.999	4,342	798,047,966	26.68
8.000 - 8.999	2,323	351,537,898	11.75
9.000 - 9.999	910	106,634,244	3.56
10.000 - 10.999	696	48,984,950	1.64
11.000 - 11.999	345	20,198,198	0.68
12.000 - 12.999	50	2,848,011	0.10
13.000 - 13.999	1	73,000	0.00
Total:	**15,976**	**2,991,323,979**	**100.00**

Minimum: 4.890
Maximum: 13.850
Weighted Average: 7.059

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2. Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1st Lien	14,882	2,931,366,939	98.00
2nd Lien	1,094	59,957,040	2.00
Total:	**15,976**	**2,991,323,979**	**100.00**

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3. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0.01 - 25,000.00	76	1,713,068	0.06
25,000.01 - 50,000.00	657	26,640,335	0.89
50,000.01 - 75,000.00	1,669	104,367,827	3.49
75,000.01 - 100,000.00	1,894	166,755,890	5.57
100,000.01 - 125,000.00	1,805	203,451,328	6.80
125,000.01 - 150,000.00	1,625	223,742,546	7.48
150,000.01 - 175,000.00	1,291	209,717,800	7.01
175,000.01 - 200,000.00	1,222	229,894,516	7.69
200,000.01 - 225,000.00	979	208,604,744	6.97
225,000.01 - 250,000.00	767	182,528,530	6.10
250,000.01 - 275,000.00	671	175,663,757	5.87
275,000.01 - 300,000.00	603	173,642,328	5.80
300,000.01 - 325,000.00	529	165,326,917	5.53
325,000.01 - 350,000.00	447	150,870,732	5.04
350,000.01 - 375,000.00	368	132,849,811	4.44
375,000.01 - 400,000.00	363	140,995,455	4.71
400,000.01 - 425,000.00	218	89,962,536	3.01
425,000.01 - 450,000.00	181	79,326,808	2.65
450,000.01 - 475,000.00	140	64,754,364	2.16
475,000.01 - 500,000.00	166	81,476,446	2.72
500,000.01 - 525,000.00	59	30,249,353	1.01
525,000.01 - 550,000.00	61	32,818,875	1.10
550,000.01 - 575,000.00	46	25,914,211	0.87

575,000.01 - 600,000.00	51	30,195,444	1.01
600,000.01 >=	88	59,860,359	2.00
Total:	**15,976**	**2,991,323,979**	**100.00**

Minimum: 18,980
Maximum: 1,000,000
Average: 187,239

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4. Range of Original Combined LTV Ratios (%)

Range of Original Combined LTV Ratios (%)	**Number of Mortgage Loans**	**Aggregate Cut-off Date Principal Balance ($)**	**% of Mortgage Pool by Aggregate Cut-off Date Principal Balance**
<= 30.00	85	7,941,701	0.27
30.01 - 40.00	159	21,284,193	0.71
40.01 - 50.00	310	48,603,187	1.62
50.01 - 60.00	600	107,039,073	3.58
60.01 - 70.00	1,412	262,292,611	8.77
70.01 - 80.00	6,020	1,196,145,724	39.99
80.01 - 90.00	5,233	1,075,789,393	35.96
90.01 - 100.00	2,157	272,228,097	9.10
Total:	**15,976**	**2,991,323,979**	**100.00**

Minimum: 11.44
Maximum: 100.00
Weighted Average: 80.54

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5. Range of Current Combined LTV Ratios (%)

Range of Current Combined LTV Ratios (%)	**Number of Mortgage Loans**	**Aggregate Cut-off Date Principal Balance ($)**	**% of Mortgage Pool by Aggregate Cut-off Date Principal Balance**
<= 30.00	85	7,941,701	0.27
30.01 - 40.00	160	21,425,723	0.72
40.01 - 50.00	309	48,461,657	1.62
50.01 - 60.00	600	107,039,073	3.58

60.01 - 70.00	1,413	262,547,851	8.78
70.01 - 80.00	6,020	1,196,148,039	39.99
80.01 - 90.00	5,233	1,075,696,380	35.96
90.01 - 100.00	2,156	272,063,555	9.10
Total:	**15,976**	**2,991,323,979**	**100.00**

Minimum: 11.44

Maximum: 100.00

Weighted Average: 80.50

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6. Range of Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 525	985	148,940,947	4.98
526 - 550	1,312	207,087,084	6.92
551 - 575	1,816	306,092,918	10.23
576 - 600	2,278	409,193,494	13.68
601 - 625	2,479	471,179,535	15.75
626 - 650	2,650	511,041,540	17.08
651 - 675	2,002	399,723,263	13.36
676 - 700	1,217	260,464,307	8.71
701 - 725	613	137,705,375	4.60
726 - 750	324	76,481,433	2.56
751 - 775	219	45,050,318	1.51
776 - 800	67	15,887,135	0.53
Above 800	14	2,476,631	0.08
Total:	**15,976**	**2,991,323,979**	**100.00**

Non-Zero Minimum: 500

Maximum: 815

Non-Zero Weighted Average: 623

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7. Documentation Level

	Number	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off

Documentation Level	of Mortgage Loans	Principal Balance ($)	Date Principal Balance
Full Documentation	8,829	1,479,657,133	49.46
Stated Documentation	6,499	1,364,919,911	45.63
Limited/Alternate Documentation	648	146,746,935	4.91
Total:	**15,976**	**2,991,323,979**	**100.00**

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8. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Refinance - Cashout	9,288	1,785,419,982	59.69
Purchase	5,184	961,635,785	32.15
Refinance - Rate Term	1,504	244,268,212	8.17
Total:	**15,976**	**2,991,323,979**	**100.00**

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9. Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Primary	14,572	2,744,750,710	91.76
Non-Owner Occupied	1,276	220,660,113	7.38
Second Home	128	25,913,156	0.87
Total:	**15,976**	**2,991,323,979**	**100.00**

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10. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Single Family Residence	12,205	2,195,368,785	73.39
Planned Unit Development	1,567	317,468,454	10.61
2-4 Family	1,259	309,612,720	10.35
Condominium	945	168,874,020	5.65
Total:	**15,976**	**2,991,323,979**	**100.00**

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11. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
California	4,357	1,134,230,505	37.92
Florida	1,539	222,779,752	7.45
New York	698	184,764,019	6.18
New Jersey	622	147,704,182	4.94
Massachusetts	591	137,787,028	4.61
Illinois	664	111,137,561	3.72
Texas	869	88,437,459	2.96
Nevada	382	80,440,191	2.69
Maryland	366	71,605,606	2.39
Arizona	439	62,836,550	2.10
Washington	351	61,811,394	2.07
Michigan	493	58,689,912	1.96
Hawaii	194	52,969,836	1.77
Ohio	402	42,255,515	1.41
Pennsylvania	345	40,206,988	1.34
Other	3,664	493,667,482	16.50
Total:	**15,976**	**2,991,323,979**	**100.00**

Number of States/District of Columbia Represented: 51

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12. Range of Remaining Terms (Months)

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
109 - 120	14	1,262,990	0.04
169 - 180	329	34,744,697	1.16
229 - 240	768	46,804,629	1.56
289 - 300	22	5,039,934	0.17
349 - 360	14,843	2,903,471,729	97.06
Total:	**15,976**	**2,991,323,979**	**100.00**

Minimum: 118
Maximum: 360
Weighted Average: 355

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13. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed - 10 Year	14	1,262,990	0.04
Fixed - 15 Year	329	34,744,697	1.16
Fixed - 20 Year	768	46,804,629	1.56
Fixed - 25 Year	13	1,388,550	0.05
Fixed - 30 Year	3,200	467,050,366	15.61
ARM - 2 Year/6 Month	9,464	1,846,287,958	61.72
ARM - 3 Year/6 Month	438	86,217,119	2.88
ARM - 10 Year IO/1 Month	9	3,651,384	0.12
Interest Only ARM - 2 Year/6 Month	1,652	478,344,037	15.99
Interest Only ARM - 3 Year/6 Month	89	25,572,249	0.85
Total:	**15,976**	**2,991,323,979**	**100.00**

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14. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed Rate Loans	4,324	551,251,232	18.43
1	72	12,722,721	0.43
1.5	11,571	2,423,698,641	81.02
3	9	3,651,384	0.12
Total:	**15,976**	**2,991,323,979**	**100.00**

Minimum: 1.000

Maximum: 3.000

Weighted Average: 1.500

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15. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed Rate Loans	4,324	551,251,232	18.43
<= 13.000	2,037	523,659,812	17.51
13.001 - 13.500	1,657	395,181,708	13.21
13.501 - 14.000	2,062	468,994,433	15.68
14.001 - 14.500	1,680	335,257,273	11.21
14.501 - 15.000	1,732	327,631,261	10.95
15.001 - 15.500	1,005	170,230,164	5.69
15.501 - 16.000	797	123,036,696	4.11
16.001 - 16.500	329	48,595,473	1.62
16.501 - 17.000	213	29,549,229	0.99
17.001 - 17.500	61	7,720,947	0.26
17.501 - 18.000	50	6,625,794	0.22
18.001 - 18.500	19	2,444,750	0.08
18.501 - 19.000	7	799,005	0.03
19.001 - 19.500	2	105,000	0.00
19.501 - 20.000	1	241,200	0.01
Total:	**15,976**	**2,991,323,979**	**100.00**

Non Fixed Rate Minimum: 11.000

Maximum: 19.750

Non Fixed Rate Weighted Average: 13.988

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16. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed Rate Loans	4,324	551,251,232	18.43
<=5.000	1,089	228,959,050	7.65
5.001 - 5.500	1,309	276,423,712	9.24
5.501 - 6.000	7,920	1,695,730,172	56.69
6.001 - 6.500	882	166,724,861	5.57
6.501 - 7.000	424	68,180,899	2.28
7.001 - 7.500	23	3,328,050	0.11
7.501 - 8.000	4	636,738	0.02
8.001 - 8.500	1	89,265	0.00
Total:	**15,976**	**2,991,323,979**	**100.00**

Non Fixed Rate Minimum: 1.000

Maximum: 8.150

Non Fixed Rate Weighted Average: 5.633

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Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
4.987	357	77.03	660.9	77.65	100.00	0.00	41.78
5.709	356	77.59	648.3	66.55	99.38	14.88	41.25
6.525	355	79.23	633.1	51.68	94.89	20.84	40.68
7.498	356	82.33	611.1	43.43	86.93	14.71	40.23
8.447	356	82.39	589.9	37.02	82.16	13.91	40.11
9.434	353	82.35	576.4	29.48	83.01	20.39	40.67
10.526	334	91.89	621.1	32.80	96.93	68.88	41.71
11.397	319	94.06	613.0	40.09	97.43	83.99	41.34
12.279	315	90.93	594.0	49.05	98.07	82.49	38.57
13.850	360	75.91	630.0	100.00	100.00	100.00	41.40
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
6.984	356	80.15	622.0	49.55	91.59	16.76	40.59
10.717	317	99.92	656.1	45.32	100.00	100.00	42.33
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
10.875	239	100	638.2	68.43	100.00	100.00	41.08
9.936	275	88.86	624.3	62.61	95.53	83.98	39.62
8.537	343	82.3	601.5	62.10	85.05	50.27	37.68
7.790	348	80.87	606.9	65.11	88.68	36.58	38.16
7.386	351	79.79	608.1	64.57	92.26	27.71	38.17
7.231	355	78.64	611.8	62.88	91.44	24.07	38.98
7.087	356	78.75	613.4	59.50	92.78	22.49	39.18
7.051	356	77.98	614.1	54.45	93.31	20.45	40.25
7.009	357	79.06	617.3	50.38	92.29	16.50	40.80
6.970	358	79.23	619.5	48.53	92.97	14.27	41.09
6.874	357	79.92	622.4	46.13	92.20	13.57	41.67
6.896	359	80.01	625.4	41.13	92.39	10.97	41.54
6.729	358	81.12	626.9	42.86	93.60	14.15	41.59
6.799	359	81.66	634.6	38.05	92.15	11.12	42.98
6.782	359	82.91	634.7	35.68	90.48	10.66	42.50
6.780	359	83.07	637.1	37.47	89.26	4.44	42.15
6.753	359	82.97	633.6	42.14	89.02	8.70	41.55
6.607	356	82.47	637.6	40.24	91.23	9.41	42.08
6.552	358	84.01	638.8	42.23	92.89	10.74	41.47
6.652	358	82.32	639.8	31.95	93.39	8.49	41.95
6.703	359	83.02	646.5	42.64	94.93	8.52	42.74
6.718	358	82.62	651.4	22.79	93.50	8.24	42.45
6.498	359	82.4	644.8	50.02	95.63	6.46	41.13

6.851	358	81.93	646.4	29.28	94.15	9.81	40.68
6.412	354	78.76	652.1	44.12	89.85	10.52	41.53
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.088	319	23.93	599.7	45.63	97.78	51.06	37.17
6.762	336	36.09	599.2	56.13	95.57	45.70	38.05
6.737	344	46.15	609.2	49.38	92.59	42.67	38.48
6.887	350	56.13	596.4	45.81	92.52	31.90	37.92
6.975	354	66.32	593.0	50.74	93.07	25.69	40.00
6.774	356	78.59	625.5	50.91	95.67	14.67	41.13
7.155	357	87.41	623.6	46.83	85.11	14.29	40.44
8.160	349	96.52	650.6	53.33	98.63	31.59	41.48
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.088	319	23.93	599.7	45.63	97.78	51.06	37.17
6.757	335	36.12	599.3	55.76	95.60	46.06	37.92
6.739	344	46.16	609.2	49.53	92.57	42.51	38.54
6.887	350	56.13	596.4	45.81	92.52	31.90	37.92

6.974	354	66.32	593.0	50.70	93.08	25.76	40.01
6.775	356	78.6	625.5	50.91	95.67	14.65	41.13
7.155	357	87.41	623.6	46.84	85.09	14.29	40.44
8.161	349	96.52	650.6	53.36	98.69	31.61	41.48
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
8.417	357	73.26	513.3	67.53	98.17	9.36	40.74
7.954	355	75.33	537.6	60.99	96.62	14.37	40.38
7.334	355	77.54	562.5	60.53	96.08	17.00	40.64
7.067	354	79.58	588.3	59.73	95.85	17.62	41.01
6.871	355	81.32	613.5	58.24	93.84	19.98	40.28
6.829	355	82.23	638.1	46.89	91.30	19.86	40.69
6.863	354	82.89	662.3	35.66	87.48	21.52	40.51
6.698	355	82.88	687.1	30.94	87.74	21.25	40.89
6.645	356	82.86	711.8	31.53	83.75	17.57	40.88
6.661	356	83.18	736.9	28.63	82.75	15.63	40.52
6.981	355	83.81	761.3	33.06	73.99	17.19	39.56
6.782	357	83.48	785.1	26.20	72.10	11.12	40.04
6.489	357	75.19	807.9	61.63	70.95	29.24	41.62
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross	Weighted Average	Weighted Average Original	Non-Zero Weighted				

Interest Rate (%)	Remaining Term (Months)	Combined LTV (%)	Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
6.821	354	80.34	609.1	100.00	95.49	23.69	40.56
7.334	356	80.67	637.7	0.00	88.01	12.47	41.14
6.902	355	81.35	620.3	0.00	88.93	20.79	36.41
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.023	355	78.22	607.4	53.98	93.38	21.64	40.04
7.161	357	84.46	652.2	36.23	87.53	10.37	41.61
6.916	352	82.09	618.1	68.58	96.51	26.70	40.96
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
6.999	355	80.33	619.7	51.48	100.00	19.35	40.76
7.724	358	83.15	657.7	27.22	0.00	8.79	38.75
7.736	359	81.23	647.7	25.73	0.00	3.22	42.30
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.044	355	80.18	618.3	51.16	93.70	19.54	40.32
7.079	356	82.17	625.7	51.90	92.00	15.28	41.06
7.191	357	81.43	643.7	34.47	78.45	15.39	41.83
6.969	356	80.59	635.9	50.39	90.47	15.45	41.51
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
6.673	357	78.73	631.0	43.11	92.69	15.26	41.32
7.493	353	80.81	608.9	48.79	88.83	23.86	40.89
7.092	356	80.49	630.0	34.99	92.07	18.81	41.71
7.329	356	81.74	618.7	39.91	91.68	11.44	41.87
7.000	356	80.25	634.7	46.33	92.58	20.01	41.58
7.299	357	83.13	621.9	57.79	91.11	8.09	40.37
7.607	338	80.86	602.1	56.89	93.02	44.97	38.85
7.008	356	80.74	625.2	51.83	86.19	14.38	39.83
7.165	354	79.94	603.8	69.70	95.53	23.12	40.33
7.006	354	83.36	624.5	64.64	91.97	17.82	38.53
6.973	356	82.23	617.4	64.10	95.43	16.43	39.79
7.803	357	82.98	606.2	62.45	90.48	12.42	39.03
6.597	355	78.75	649.0	38.42	89.44	29.35	40.79
7.622	355	85.17	605.3	63.94	87.83	24.70	38.24
7.420	349	82.66	602.8	61.92	93.35	29.37	38.81
7.414	353	82.5	613.8	60.62	91.00	20.74	39.30
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.278	119	54.4	596.7	50.46	91.23	100.00	34.71
7.097	179	69.69	614.5	56.67	96.15	100.00	39.38
8.585	239	84.14	629.0	64.69	98.71	100.00	39.89
6.031	299	83.02	691.5	31.29	100.00	27.55	42.99
7.036	359	80.62	622.6	49.16	91.58	16.09	40.65
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.278	119	54.4	596.7	50.46	91.23	100.00	34.71
7.097	179	69.69	614.5	56.67	96.15	100.00	39.38
8.585	239	84.14	629.0	64.69	98.71	100.00	39.89
7.135	299	82.62	605.8	84.56	100.00	100.00	38.70
7.242	359	78.57	629.0	63.96	96.11	100.00	40.12
7.137	359	80.84	613.8	43.55	88.52	0.00	40.80
7.038	359	81.46	625.1	52.82	89.40	0.00	41.12
5.611	299	83.17	724.0	11.03	100.00	0.00	44.62
6.472	359	81.63	648.3	55.10	99.00	0.00	40.52
6.446	359	80.53	654.5	60.94	98.24	0.00	40.22
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.347	337	78.44	628.0	63.58	96.33	100.00	40.04
7.279	359	79.5	607.0	31.71	91.37	0.00	39.18
6.995	359	81.02	621.4	46.41	90.71	0.00	40.76
5.611	299	83.17	724.0	11.03	100.00	0.00	44.62
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.347	337	78.44	628.0	63.58	96.33	100.00	40.04
5.668	358	78.64	647.4	63.34	99.38	0.00	41.35
6.309	359	79.46	636.5	51.84	96.83	0.00	40.92
6.800	359	81.37	629.1	44.04	90.65	0.00	40.90
7.296	359	82.48	613.9	43.57	87.61	0.00	40.30
7.782	359	83.44	605.1	36.86	83.41	0.00	40.31
8.284	359	83.15	594.2	36.19	81.09	0.00	40.15
8.768	359	82.42	582.3	30.66	81.86	0.00	40.39
9.272	360	81.7	575.9	23.54	78.61	0.00	40.63
9.766	360	79.56	557.9	19.23	84.37	0.00	41.72
10.246	360	78.91	555.4	15.07	90.88	0.00	40.10
10.750	360	73.06	526.6	19.19	94.61	0.00	40.60
11.229	360	67.99	511.6	2.53	92.47	0.00	40.57
11.856	359	65.78	519.4	31.98	100.00	0.00	37.76
12.298	360	58.57	516.5	0.00	47.62	0.00	20.87
12.750	360	60	507.0	0.00	100.00	0.00	5.61
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**

Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (Months)	Weighted Average Original Combined LTV (%)	Non-Zero Weighted Average FICO Score	Pct Full Doc	Pct Owner Occ	Pct Fixed Rate	Weighted Average DTI
7.347	337	78.44	628.0	63.58	96.33	100.00	40.04
7.011	358	81.16	630.9	38.17	86.33	0.00	41.30
6.569	359	81.44	620.6	66.96	94.52	0.00	40.34
6.931	359	81.75	626.3	44.22	90.45	0.00	40.89
7.728	359	77.81	587.8	41.00	91.49	0.00	40.15
8.288	359	69.43	561.8	52.05	94.61	0.00	38.62
9.435	360	63.09	553.8	77.20	98.50	0.00	40.05
8.399	359	77.47	534.0	49.38	100.00	0.00	46.77
9.150	356	79.87	561.0	100.00	100.00	0.00	37.29
7.059	**355**	**80.54**	**622.7**	**49.46**	**91.76**	**18.43**	**40.62**